Exhibit 1

FOUR SEASONS
Hotels and Resorts

2003 ANNUAL REPORT

unwavering strategy

61 PROPERTIES 29 COUNTRIES 1 PHILOSOPHY

c o r p o r a t e   p r o f i l e

The leading global name in luxury hospitality, Four Seasons is the manager of 61 hotels and resorts and three Residence Clubs. Operated primarily under the Four Seasons brand name, these properties occupy irreplaceable positions in leading cities and resort destinations in 29 countries, representing every continent but Antarctica.

f i n a n c i a l   h i g h l i g h t s

All amounts referred to in this document are in Canadian dollars unless otherwise noted.

(In millions of dollars except per share amounts)	2003[1]	2002[2]	2001
Revenues under management	$2,600.4	$2,845.4	$2,805.9
EBITDA[3]	$49.5	$62.4	$85.0
Net earnings	$5.4	$21.2	$86.5
Basic earnings per share	$0.15	$0.61	$2.48
Diluted earnings per share	$0.15	$0.59	$2.27
Cash provided by operations	$66.0	$41.8	$75.5
Cash and cash equivalents	$170.7	$165.0	$210.4
Long-term obligations	$120.1	$129.1	$119.4

[1]	In December 2003, the Canadian Institute of Chartered Accountants (“CICA”) amended Section 3870 of its Handbook to require entities to account for employee stock options using the fair value-based method, beginning January 1, 2004. In accordance with one of the transitional alternatives permitted under amended Section 3870, we have prospectively adopted the fair value-based method to all employee stock options granted on or after January 1, 2003. Accordingly, options granted prior to that date continue to be accounted for using the settlement method, and results for the year ended December 31, 2001 and 2002 have not been restated. The prospective application of adopting the fair value-based method effective January 1, 2003 resulted in a decrease in net earnings of $0.9 million and a decrease in basic and diluted earnings per share of $0.03 and $0.02, respectively, for the year ended December 31, 2003.

[2]	Effective January 1, 2002, we adopted the new accounting standard for goodwill and other intangible assets as established by the CICA. In accordance with the new standard, the reported results for the previous years have not been restated.

[3]	EBITDA is equal to net earnings plus (i) income tax expense plus (ii) interest expense less (iii) interest income plus (iv) other expense less (v) other income plus (vi) depreciation and amortization. EBITDA is the same as earnings before other operating items. EBITDA is not intended to represent cash flow from operations, as defined by Canadian generally accepted accounting principles (“GAAP”), and EBITDA should not be considered as an alternative to net earnings, cash flow from operations or any other measure of performance prescribed by GAAP. Our EBITDA may also not be comparable to EBITDA used by other companies, which may be calculated differently. EBITDA is included because we believe it can be useful in measuring our ability to service debt, fund capital expenditures and expand our business.

o u r   u n w a v e r i n g    s t r a t e g y   Four Seasons has been in operation for more than forty years. Over that time, we have pinpointed our specialization – luxury hospitality – and established the great experience, worldwide locations, service culture and management expertise that we believe clearly distinguish us from our competitors. Along with a unique business model, these attributes provide the strong foundation and stable platform upon which the growth of the company will occur.

o u r    s t r o n g    f o u n d a t i o n

Clearly defined values	6

A time-tested corporate strategy	7

People who are the envy of our industry	8

The leading global luxury brand	10

A sustainable business model	12

 2

o u r    p l a t f o r m    f o r    g r o w t h

An achievable growth plan	14

Consistent short-term growth and considerable growth pipeline	16

A global network (map)	18

t a b l e    o f    c o n t e n t s

Message to Our Shareholders	2

Our Progress	4

Strong Foundation	6

Platform for Growth	14

Management’s Discussion and Analysis	20

Consolidated Financial Statements	57

Summary Hotel Operating Data	91

Management Committee	93

Corporate Directory	94

Forward-looking statements

This document contains “forward-looking statements” within the meaning of federal securities laws, including RevPAR, profit margin and earning trends; statements concerning the number of lodging properties expected to be added in this and future years; expected investment spending; and similar statements concerning anticipated future events results, circumstances, performance or expectations that are not historical facts. These statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including those described in this document. For further discussion regarding forward-looking statements, see page 20.

m e s s a g e   t o   o u r   s h a r e h o l d e r s

Even at the best of times, doing the right thing may not be easy. When pressure builds, doing the right thing may not even appear wise.

As our industry coped with the worst conditions in its history over the past three years, the common wisdom of the day dictated that lodging companies must reduce rates – along with staff and service – in an attempt to capture business and cut overhead. Many did so; Four Seasons did not.

This has proved to be the best course of action from every standpoint, as our hotels and resorts were able to maintain market share during the most challenging period in the modern history of our industry. As conditions improved in the second half of 2003, we were able to improve pricing, thereby sustaining our industry-leading margins. Thus, without altering our strategic direction, we dealt with the short-term impact of the difficult operating environment without compromising our focus on the customer and the service standards they value so highly.

By adhering to and acting on our belief in all that makes Four Seasons different, we furthered our competitive advantage in the most trying of times.
In the process, we proved once again the strength of our fundamental premise.

F o u r   S e a s o n s   H o t e l s   I n c .

Our committed management team has acquired even more valuable experience about how to operate successfully under challenging circumstances. This was demonstrated in our ability to continue to meet and exceed guests’ expectations. We also achieved our goal of opening new hotels and resorts in exciting new destinations, proving that the value of our brand continues to attract many exciting development opportunities.

While our three leasehold ownership interests disproportionately depressed our bottom line, we have continued to explore alternative solutions with the properties’ respective landlords.

Our decision to maintain pricing and service levels during the downturn has meant that we protected and enhanced RevPAR, sustaining and increasing our RevPAR premium over the industry and over our closest competitors. More importantly, gross operating margins at our managed hotels were once again at the top of the industry.

In award after award, as our portfolio spans more broadly over the globe, our service continues to be recognized as the best. It is evermore linked to Four Seasons’ identity as a brand – the world leader in luxury hospitality.

At the same time, our planned growth continued. In 2003, we opened four new hotels, reopened sparkling new versions of two existing hotels, and renamed two Regent properties to Four Seasons. In addition, Four Seasons Resort Costa Rica opened in January 2004 and a further eight hotels and resorts are slated for opening in 2004 or early 2005.

We have a robust pipeline of properties under construction and development, with strong and knowledgeable capital partners who bring to us compelling new opportunities. This will help to enhance our value proposition to our customers and shareholders over the next many years.

Above all, we have over 28,000 people around the world who are deeply committed to Four Seasons and ready to share their enthusiasm with our guests, our partners and our new recruits. Their belief in Four Seasons and their commitment to excellence are crucial to our continued success.

Integrity has always been central to the Four Seasons ethic – not just as it relates to honest dealings, but as it provides consistency between philosophy and action, word and deed. Integrity has built our company and our brand. And integrity is behind the trust we have been privileged to earn, and will work hard to continue to merit, from all of our stakeholders.

Thank you, from all of us at Four Seasons,

Isadore Sharp
C h a i r m a n  a n d  C h i e f  E x e c u t i v e  O f f i c e r

F o u r   S e a s o n s   H o t e l s   I n c .

o u r   p r o g r e s s

o b j e c t i v e   ▶   e x p a n d i n g   p o r t f o l i o

Our goal is to grow by five to seven new properties per year. In 2003, four new properties joined the Four Seasons portfolio: hotels in Riyadh, Saudi Arabia and Miami, Florida; and resorts in Great Exuma, The Bahamas and Jackson Hole, Wyoming. In addition, Four Seasons Hotel Prague and The Regent Jakarta reopened, and two Regent properties, a resort in Chiang Mai and a hotel in Bangkok, were renamed Four Seasons.

Renamed:	Reopened:	New:
Four Seasons Resort Chiang Mai	Four Seasons Hotel Prague	Four Seasons Resort Jackson Hole

o b j e c t i v e   ▶   m a i n t a i n   i n d u s t r y - l e a d i n g   r o o m   r a t e s

Achieved daily room rates (ADR) are a measure of the value for service perceived by guests. Worldwide, Four Seasons’ ADRs increased 4.3% on a US dollar basis in 2003. Maintaining the Four Seasons standards for product and service in difficult times has protected the integrity of our ADRs.

Industry-leading room rates
(US$)

o b j e c t i v e   ▶   m a i n t a i n / e n h a n c e   R e v P A R   p r e m i u m

Revenue Per Available Room (RevPAR) considers both room rates and demand. In 2003, Four Seasons’ RevPAR once again outperformed the luxury hotel sector, and achieved a significant RevPAR premium over the closest competitor.

Four Seasons vs The Ritz-Carlton
RevPAR comparison
(North America excl. Mexico)
(US$)

F o u r   S e a s o n s   H o t e l s   I n c .

o b j e c t i v e   ▶   m a i n t a i n / e n h a n c e   m a r k e t   s h a r e

Occupancies were lower in many Four Seasons markets in 2003; however, we retained and, in some instances, increased our share of that market. Fair revenue market share is determined by Smith Travel Research. It is based on the RevPAR Index comparing Four Seasons to a competitive set of peer hotels determined by us.

Fair revenue market share
(US market)

o b j e c t i v e   ▶   i n c r e a s e   c a s h   f l o w   f r o m   o p e r a t i o n s

Cash flow increased 58% during fiscal 2003, keeping Four Seasons on track to meet our financial objective to fund new development opportunities using cash generated by operations.

Cash flow from operations
(CDN$ millions)

o b j e c t i v e   ▶   m a i n t a i n   f i n a n c i a l   f o u n d a t i o n

•	Cash and cash equivalents With the $66 million generated in 2003 from operations, Four Seasons has over $170 million in cash and cash equivalents as at December 31, 2003.

•	Investment-grade balance sheet We have received investment-grade ratings from Standard & Poor’s, Moody’s and Dominion Bond Rating Service.

•	Undrawn credit facilities We have over US $200 million of undrawn credit facilities. Our only significant debt is a convertible note putable/callable in September 2004.

F o u r   S e a s o n s   H o t e l s   I n c .

s t r o n g   f o u n d a t i o n

o u r   v a l u e s

g o a l s

b e l i e f s

p r i n c i p l e s

w h o    w e    a r e

We have chosen to specialize within the hospitality industry by offering only experiences of exceptional quality. Our objective is to be recognized as the company that manages the finest hotels, resorts and residences wherever we locate.

We create properties of enduring value using superior design and finishes and support them with a deeply instilled ethic of personal service. Doing so allows Four Seasons to satisfy the needs and tastes of our discriminating customers and to maintain our position as the world’s premier luxury hospitality company.

w h a t    w e    b e l i e v e

Our greatest asset, and the key to our success, is our people. We believe that each of us needs a sense of dignity, pride and satisfaction in what we do. Because satisfying our guests depends on the united efforts of many, we are most effective when we work together cooperatively, respecting each other’s contribution and importance.

h o w    w e    b e h a v e

We demonstrate our beliefs most meaningfully in the way we treat each other and by the example we set for one another. In all our interactions with our guests, customers, business associates and colleagues, we seek to deal with others as we would have them deal with us.

h o w    w e    s u c c e e d

We succeed when every decision is based on a clear understanding of and belief in what we do, and we couple this conviction with sound financial planning. We expect to achieve a fair and reasonable profit to ensure the prosperity of the company and our shareholders, and to offer long-term benefits to our hotel owners, our shareholders, our customers and our employees.

F o u r   S e a s o n s   H o t e l s   I n c .

s t r o n g   f o u n d a t i o n / s t r a t e g y

o u r   s t r a t e g y

Over our four decades of operation, the Four Seasons strategy has come to rest on four key pillars. Over the past three years, even as the hospitality industry struggled through tough times, we reaffirmed our belief in this strategy by ensuring that the guest experience was not compromised.

Four Seasons Hotel
George V Paris

w e   s p e c i a l i z e   i n   s m a l l -   t o   m e d i u m - s i z e d   l u x u r y  h o t e l s

Our properties are typically 200 to 400 guest rooms and suites, though boutique resorts and hotels may be smaller and select urban hotels may be larger. This size ensures exclusivity and a manageable scale for our highly personalized service.

w e   m a k e   u n c o m p r o m i s i n g   s e r v i c e   o u r   d i s t i n g u i s h i n g   e d g e

Guests choose Four Seasons properties because we provide service that replaces or surpasses the support networks they enjoy at home or in the office. Hundreds of awards over many years on both a property and corporate basis attest to Four Seasons service leadership. Moreover, our room rate premiums clearly demonstrate that Four Seasons service offers guests meaningful value.

w e   h a v e   c r e a t e d   a n d   n u r t u r e d   a   c u l t u r e   b a s e d   o n   t h e   G o l d e n   R u l e

The Golden Rule – treating others as we would wish to be treated – is demonstrated daily at every level of the company. After decades of consistency, reinforced through our practice of hiring like-minded people, this has evolved into global community sharing – in belief and actions – a unique service culture that is almost impossible to duplicate.

w e   f o c u s   o u r   e x p e r t i s e   o n   m a n a g e m e n t   s e r v i c e s

In the early 1990s, Four Seasons shifted its focus from hotel ownership to hotel management services, believing it to be the best use of our expertise, combining premium returns with manageable risk for us and our shareholders. Currently, Four Seasons has a majority ownership position in only three of the 61 hotels and resorts in the portfolio.

F o u r   S e a s o n s   H o t e l s   I n c .

|   s t r o n g   f o u n d a t i o n   |

o u r   p e o p l e

“Great service demands great training, but long before that, you need to find the right people to work with.

Sometimes I think that Four Seasons has a direct line to the angels.”

Gallivanter’s Guide, J A N U A R Y   2 0 0 3   ( V O T E D   “ B E S T   S E R V I C E   W O R L D W I D E ” )

Uncompromising service is more than a paper strategy, it has become the defining competitive difference for Four Seasons. Our ability to deliver it is predicated on the quality of our people:

•	who share and exemplify our “Golden Rule” philosophy

•	who are carefully selected for their attitude, and

•	who are empowered to act on their best instincts when serving our guests and industry partners

Because the Golden Rule is based on the basic human value of mutual respect, it transcends nationality. Spread by example among like-minded people, it has been propagated around the world. This has enabled Four Seasons to grow into the world’s largest operator of luxury hotels, with intuitive, highly personalized service worldwide.

We learned long ago that employee satisfaction translates into customer satisfaction. For six consecutive years, our employees have placed Four Seasons among Fortune Magazine’s list of the best companies to work for – the only Canadian company and one of the few lodging companies on the list.

As part of our ongoing recruiting strategy, we look to recruit tomorrow’s managers from a pool of the best possible applicants, including those from the world’s finest hotel schools and from the best of the best within the local communities. Interviewing techniques allow us to identify candidates with the same traits as our most successful managers.

All recruits, once selected, go through training, development and mentoring programmes in order to equip them with the necessary skills, and to immerse them in the Four Seasons culture. The turnover rate for recruits is now below that of our existing management group – one of the lowest in the industry.

At the senior level, we continue our policy of promotion from within. However, we also maintain a global database of qualified senior personnel outside Four Seasons. Many candidates have been corresponding with Four Seasons for several years, waiting for the right opportunity.

F o u r   S e a s o n s   H o t e l s   I n c .

s t r o n g   f o u n d a t i o n   |   p e o p l e

|   f a c t s   &   f i g u r e s   |

a v e r a g e m a n a g e m e n t t e n u r e ( y e a r s ) *s t a f f i n g a t F o u r S e a s o n s p r o p e r t i e s Management Committee22New hires for properties opened in 2003 1,800 Corporate VPs excluding Management Committee16Applicants for those positions 21,000 Regional VPs16Staffing typically begins a year before opening Hotel GMs14 * As of Jan. 30, 2004

h o u r l y   s t a f f   t u r n o v e r

Source: Mercer Human Resource Consulting – 2003 US Full Service Hotel Industry Compensation Survey

F o u r   S e a s o n s   H o t e l s   I n c .

|   s t r o n g   f o u n d a t i o n   |

the Four Seasons brand

The Four Seasons brand represents a “total experience” based on a balance of environment, facilities and, of course, service. To be seen as a distinctive entity in the context of global diversity, a brand, like a set of values, must be authentic and consistent. Four Seasons has become one of a handful of brand names that are now synonyms for the ideal of luxury, value and worth.

Our success in creating a brand with a meaningful competitive difference can be measured by Four Seasons continued position as the awards leader in luxury hospitality, often by a wide margin. Assessed on the day-to-day experiences of the guests themselves, these awards are concrete measures of the delivery of the brand. In 2003, the gap between Four Seasons and the competition continued to widen.

With over 40 years of increasing specialization and the long-tenured team in all areas of the organization, Four Seasons ensures that its brand is safeguarded and expressed throughout the brand experience. For example:

•	a cohesive design and development team anticipates guests’ needs and integrates convenience and exceptional experiences with the physical product

•	staff selection and training smoothes the hands-on service delivery at approximately 4,000 points of guest-employee contact in each hotel and resort

•	our sales, marketing and Internet efforts – the largest of their kind, exclusively focused on the luxury customer – ensure a Four Seasons experience with every interaction

F o u r   S e a s o n s   H o t e l s   I n c .

s t r o n g   f o u n d a t i o n   |   b r a n d

a w a r d s

AAA Five Diamond
Awards

•	19 Four Seasons properties were among the 82 lodgings to receive 2004 AAA Five Diamond status

•	Six Four Seasons restaurants received the prestigious Five Diamond Award

Condé Nast Traveler
Annual Reader’s Choice
Awards

•	22 Four Seasons properties were listed in the “Top 100” list

•	Number one spot on two categories, including “Top Pacific Rim Hotel” and the number one, two and five spots in the “Top 10 Asian Resorts”

Travel + Leisure
“World’s Best” Awards

•	18 Four Seasons hotels among the “Top 100 Hotels”

•	16 hotels in the “Top 100 Hotels in the Continental US and Canada”

•	Number one and two spots in the “Top 50 Europe Hotels” category

Andrew Harper’s
Hideaway Report

•	12 Four Seasons properties received honours in the annual readers’ survey on “The World’s Best Hotels & Resorts”

•	Three hotels ranked in the Top 10 in the “Top 20 US City Hotels” category and two hotels ranked in the “Top 20 International City Hotels” category

Mobil Travel Guide

•	Seven of the 30 Mobil Five-Star hotels were Four Seasons properties

Zagat Survey

•	Four Seasons received the honours of “Top Hotel Chain” and “Top Resort” (Four Seasons Resort Hualalai at Historic Ka’upulehu)

•	Four other Four Seasons resorts ranked in the top 10 resorts in the United States

•	Six of the top 10 hotels listed in the survey were Four Seasons hotels

a c c o l a d e s   f r o m   a r o u n d   t h e   g l o b e

“Four Seasons is a trademark for perfection.” Frankfurter Allgemeine Zeitung (Germany), March 6, 2003

“the byword for everyone’s dream of a luxury hotel.” Waraku (Japan), May 2003

“one of the best-known luxury brands in the world.” National Post Business (Canada), May 2003

“remains all about service, service, service.” GQ (U.K.), June 2003

F o u r   S e a s o n s   H o t e l s   I n c .

|   s t r o n g   f o u n d a t i o n   |

o u r   b u s i n e s s   m o d e l

G E N E R A T I N G   S T A B L E ,   L O N G - T E R M   R E V E N U E S

Four Seasons believes that our emphasis on management services versus hotel ownership is the best use of our expertise and provides us and our shareholders with premium returns and manageable risk.

Revenues from management services are derived from long-term, broadly based fees. With our relatively low corporate cost base, this results in a high-margin business. In 2003, our management operating margin was 53%.

F o u r   S e a s o n s   H o t e l s   I n c .

s t r o n g   f o u n d a t i o n   |   b u s i n e s s   m o d e l

|   o u r   b u s i n e s s   m o d e l   |

f o c u s   o n   m a n a g e m e n t   s e r v i c e s

p r e m i u m   r e t u r n s

The fees received by Four Seasons are broadly based, typically consisting of:

•	base fees, generally a percentage of the hotel’s total revenues: approximately 3%

•	incentive fees, generally calculated on the hotel’s adjusted gross operating profits: approximately 5%; generally without being subject to hurdle returns

•	fees for services such as:

–	design and pre-opening consultation;

–	management of facilities such as residential properties or golf courses;

–	licensing of the Four Seasons brand name

Four Seasons management contracts are exceptionally long term:

•	management contracts average 60 to 80 years

•	the remaining term of existing contracts (assuming renewals) averages 52 years

•	the average term for the remaining properties expected to open in 2004 or early 2005 is 62 years

•	non-disturbance clauses with lenders are intended to ensure the continuity of our contracts upon the sale, refinancing or foreclosure of a property

m a n a g e a b l e r i s k

Four Seasons corporate cost base is relatively small, and our infrastructure does not require major expansion as we add new hotels.

For Four Seasons, the management business is not capital intensive. The vast majority of capital to fund our growth program comes from strong, local capital partners who bring opportunities to Four Seasons. Our 61 hotels and resorts belong to more than 30 different owners, who contribute their local political sensibility and market knowledge.

Therefore, expansion typically does not require major capital investments by us, and investments generally are:

•	a loan or a minority equity investment of no more than 20%

•	made to secure additional long-term management contracts or enhance existing contracts

•	amounts typically recouped within five years of hotel opening

Four Seasons uses the cash generated from the management business to obtain new management contracts. As new properties generate new fees, expansion should improve liquidity, generating cash from operations. In 2003, cash flow from operations increased 58%, putting us on track to meet our financial objective of funding new development with cash generated by operations.

Four Seasons Resort Sharm el Sheikh

F o u r   S e a s o n s   H o t e l s   I n c .

| g r o w t h |

o u r   g r o w t h   p r o g r a m

Four Seasons intends to grow in two ways:

1.	Internal growth through improvement in room revenues, along with increasing incremental revenues from facilities such as Four Seasons-managed restaurants and spas; and

2.	Unit growth through expansion of the Four Seasons portfolio.

i n t e r n a l   g r o w t h

During the recent downturn, many hotel companies made the decision to greatly reduce staff and services as well as prices. Four Seasons, conversely, retained a consistent product and level of service without any major reduction in rate. Results have shown that guests still value Four Seasons service sufficiently that they will pay a premium for the Four Seasons experience. Thus, we believe that we will be able to sustain or enhance this premium as we continue to provide our hallmark service and as market conditions continue to improve.

In 2003, this premium, as measured by RevPAR, remained significant. In fact, room rates held and, in some cases, increased during 2003.

While Four Seasons experienced lower occupancies for the period, they were in line with overall reduced levels of demand in the industry. Market share for Four Seasons remained relatively constant. The brand holds the number one or two position, as measured by RevPAR, in most markets in which we operate.

Experts, including PricewaterhouseCoopers, expect that RevPAR in the US lodging industry will increase 4% to 5% in 2004. We believe that, consistent with historical performance, we will meet or exceed industry standards.

F o u r   S e a s o n s   H o t e l s   I n c .

g r o w t h   |   p r o g r a m

n e w   i n   2 0 0 3

F o u r   S e a s o n s   H o t e l
R i y a d h ,   S a u d i   A r a b i a

A 249-room hotel in the prestigious Kingdom Centre. The hotel’s 7,247m2 (78,007 sq. ft.) of function space includes a grand ballroom with adjacent VIP suite.

F o u r   S e a s o n s   H o t e l
M i a m i ,   F l o r i d a ,
U S A

A 221-room hotel on Brickell Avenue, one block from Biscayne Bay. The complex includes Four Seasons-branded private residences, a spa and health club, and expansive rooftop pool and sun deck.

u n i t   g r o w t h

With four properties opened in 2003 and nine scheduled to open in 2004 or early 2005, we remain confident that our growth plan of five to seven new hotels a year is achievable.

Scheduled openings may be delayed as construction schedules shift. However, we expect our target of five to seven hotels a year to hold true over the long term. In addition to the nine properties already mentioned, Four Seasons has 18 properties under construction or development.

The strength of the Four Seasons brand and a history of superior returns for our owners attract a significant number of potential partners to provide the capital to build and operate further hotels. We receive a fee to oversee the development of these new properties.

Besides hotels and resorts, the portfolio includes Residence Clubs and private residences. These properties offer incremental revenues. In addition, revenues are generated from amenities at many existing Four Seasons facilities, such as spas, restaurants and golf clubs, so that even boutique hotels can be highly profitable.

Our unit growth has given the Four Seasons brand a global base, while our closest competitors are more regional. An international profile for the brand name enhances both internal and unit growth, attracting guests to new destinations and increasing our attractiveness as a partner for additional opportunities.

n e w   i n   2 0 0 3

F o u r   S e a s o n s   R e s o r t
G r e a t   E x u m a   a t
E m e r a l d   B a y,
T h e   B a h a m a s

A 183-room beachfront resort in the Exuma cays, 150 miles southeast of Nassau, featuring an oceanfront golf course, and plans for private residences.

F o u r   S e a s o n s   R e s o r t
J a c k s o n   H o l e ,
W y o m i n g ,   U S A

A 124-room mountain resort with ski-in/ski-out access, year-round adventures in Wyoming’s spectacular Teton Mountains, and a new setting for Four Seasons Residence Clubs.

F o u r   S e a s o n s   H o t e l s   I n c .

g r o w t h

2 0 0 4

Four Seasons Resort Costa Rica at Peninsula Papagayo opened its doors in January 2004. Overlooking two sandy Pacific bays, it offers world-class snorkelling, championship golf and access to rainforest hiking. Later this year, additional openings include our first European resort, Four Seasons Resort Provence at Terre Blanche, close to the Côte d’Azur; Four Seasons Resort Whistler, British Columbia, in one of North America’s most popular mountain destinations; Four Seasons Hotel Gresham Palace Budapest, Hungary, a restored Art Nouveau landmark on the Danube; and Four Seasons Hotel Hampshire, England, a country retreat which is an hour’s drive from London.

F o u r   S e a s o n s
H o t e l   H a m p s h i r e ,
E n g l a n d

F o u r   S e a s o n s
H o t e l   C a i r o
a t   N i l e   P l a z a ,
E g y p t

F o u r   S e a s o n s
H o t e l   G r e s h a m   P a l a c e
B u d a p e s t ,   H u n g a r y

F o u r   S e a s o n s
R e s o r t   P r o v e n c e
a t   T e r r e   B l a n c h e ,
F r a n c e

F o u r   S e a s o n s   H o t e l s   I n c .

g r o w t h   |   p r o g r a m

F o u r S e a s o n s R e s o r t	F o u r S e a s o n s R e s o r t	F o u r S e a s o n s H o t e l
L a n g k a w i , M a l a y s i a	W h i s t l e r , B r i t i s h C o l u m b i a	D o h a , Q a t a r

DOHA PHOTO : COURTESY OF QATAR TOURISM AUTHORITY

F o u r   S e a s o n s   R e s o r t   C o s t a   R i c a   a t   P e n i n s u l a   P a p a g a y o

Later in 2004 or early 2005, we will introduce Four Seasons Hotel Cairo at Nile Plaza, Egypt; Four Seasons Hotel Doha, Qatar; and Four Seasons Resort Langkawi, Malaysia. Destinations in the pipeline for 2005 and beyond include Four Seasons hotels in Alexandria, Baltimore, Beirut, Damascus, Geneva, Hong Kong, Istanbul at the Bosphorus, Kuwait, Mumbai and Palo Alto; a Four Seasons resort in Bora Bora; the Four Seasons Residence Club Punta Mita, México and the expected rebranding of two existing resort properties on the island of Lana’i, Hawaii.

F o u r   S e a s o n s   H o t e l s   I n c .

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F o u r   S e a s o n s   H o t e l s   I n c .

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management’ s discussion and analysis

Forward-looking statements

This document contains “forward-looking statements” within the meaning of federal securities laws, including RevPAR, profit margin and earning trends; statements concerning the number of lodging properties expected to be added in this and future years; expected investment spending; and similar statements concerning anticipated future events results, circumstances, performance or expectations that are not historical facts. These statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including those described in this document. Those risks and uncertainties include the rate and extent of the current economic recovery and the rate and extent of the lodging industry’s recovery from the terrorist attacks of September 11, 2001, Severe Acute Respiratory Syndrome (SARS), the civil unrest in Iraq and elsewhere, supply and demand changes for hotel rooms and residential properties, competitive conditions in the lodging industry, relationships with clients and property owners, and the availability of capital to finance growth. Many of these risks and uncertainties can affect our actual results and could cause our actual results to differ materially from those expressed or implied in any forward-looking statement made by us or on our behalf. These statements are made as of the date of this document and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Four Seasons Hotels Inc.

management’s
discussion
and analysis

All amounts referred to in this document are in Canadian dollars unless otherwise noted.

Our financial statements are prepared in accordance with Canadian generally accepted accounting principles.

As at March 15, 2004

Overview and Objectives

Four Seasons’ principal business is the management of luxury hotels, resorts, Residence Clubs and other serviced and branded residential projects whose target customers are primarily business travelers, corporate and incentive groups and discerning leisure travelers. Our urban hotels generally are centrally located in the commercial and financial districts of the world’s leading cities in North America, South America, Asia, Europe and the Middle East. Our luxury resorts, Residence Clubs and other serviced and branded residential projects are located in world-class leisure destinations and provide extensive recreational and meeting facilities to attract upscale leisure travelers and groups.

Since 2001, the travel industry worldwide has been operating in a challenging environment. Further tumultuous events for the travel industry occurred in the first half of 2003: war in Iraq, acts of terrorism and SARS. The impact of these factors, in addition to a weak global economic environment, had a significant negative impact on travel demand throughout the world. In particular, the impact of SARS on the properties we manage in Asia and Canada was more dramatic than any other single event we have experienced in those regions.

Fortunately, as the year progressed, SARS was contained and, as the economy in the United States began to recover, travel demand began to improve. Improvement in the US travel trend started late in the second quarter of 2003, with both leisure and business travel trends improving. By the fourth quarter, all of the regions in which we manage properties posted RevPAR1 gains, combining both higher occupancy of rooms and achieved room rates (although, as in prior cycles, the recovery in ancillary, non-room related revenues is lagging behind the recovery in room revenues).

Overall, year-over-year RevPAR improved modestly, reflecting occupancy declines in the first part of the year due to the events described above, offset by achieved rate improvements and occupancy improvement in the second half of the year. We believe our continued focus on our customers and our service standards once again set us apart, as demonstrated by our ability to achieve higher room rates in 2003, while the lodging industry experienced its third year of declining room rates.2

While revenues at our properties started to improve during the latter part of 2003, industry-wide cost pressures (including increased costs for labour, workers’ compensation, health benefits, energy and insurance) continued throughout the year, particularly affecting our US properties. Although we sought to control and manage the cost increases, our gross operating margins3 declined on a year-over-year basis because of these cost increases and the lower occupancy level realized in the first half of the year. Maintaining our industry-wide leadership position in both RevPAR and gross operating margin performance remains an important business objective. Despite the unique industry challenges of the past three years, we have continued to achieve leadership in both areas as a result of our customer-focused service model.

In addition, the unprecedented volatility in several of the world’s major foreign currencies, including the US and Canadian dollar (the US dollar depreciated 18.2% in 2003 relative to the Canadian dollar), pound sterling, Euro and Australian dollar, had a significant impact on our results. As a global company, we operate in 29 countries around the world. While many of our financial commitments are in other currencies (predominantly US dollars), we report our earnings in Canadian dollars. We can and do take steps to mitigate modest fluctuations in foreign currencies. However, in this environment, the high cost associated with purchasing currency protection for our net monetary asset exposures (in the form of a forward contract or other instrument) was economically impractical. As a result, in 2003 our reported management fee revenues were reduced due to currency fluctuations. We reported large unrealized foreign exchange losses on the translation of certain of our balance sheet items.

[1]	RevPAR is defined as average room revenue per available room. RevPAR is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. RevPAR is the most commonly used measure in the lodging industry to measure the period-over-period performance of comparable properties.

[2]	As reported by Smith Travel Research.

[3]	Gross operating margin represents gross operating profit as a percentage of gross operating revenue.

Four Seasons Hotels Inc.

management’ s discussion and analysis (continued)

We were satisfied with the continued resiliency in our management operations in 2003, with management earnings before other operating items decreasing only 3% to $79.5 million in 2003 despite the significant world events experienced in the year. However, hotel ownership losses (primarily from our leasehold positions in Vancouver, New York and Berlin) continued to significantly impact our results in 2003, contributing to overall losses before other operating items of $30.1 million. Travel demand to the Vancouver market was disrupted because of SARS. The New York market has not fully recovered from the events of September 11, 2001 and is now absorbing the supply of a number of new luxury hotels. Travel demand to Berlin was reduced because of the war in Iraq, a weak domestic economy and new supply of luxury rooms over the past few years. One of our priorities is to attempt to negotiate with the landlords of these three properties to change or restructure our investments in these hotels and to continue to take appropriate steps to improve the operating performance of these assets.

In 2003, we focused a significant portion of our efforts on the re-opening of two properties that had been closed due to flood damage, the re-naming of two Regent properties in Asia to the Four Seasons brand and the opening of four new additions to the Four Seasons portfolio. We also continued to focus on the customer service experience that we believe has allowed us to maintain or improve our achieved room rates. We believe that this focus on service and maintaining vigilance over room rates positions us well for increasing RevPAR in an improving economic environment, which we began to experience in the second half of 2003.

We also focused our attention in 2003 on the management of our working capital position, new investments and re-positioning certain of our minority investments and loan positions. These actions allowed us to achieve a 58% improvement from 2002 in cash flow from operations to $66 million in 2003. This amount was more than sufficient to fund new and enhanced management agreements and the losses from our hotel ownership operations. Our cash and cash equivalents increased to $171 million at year-end. As a result, we continued to realize our objective of maintaining a strong liquidity position and an investment-grade balance sheet.

Our key financial and growth objectives are:

•	Maintain and enhance our RevPAR growth and the operating profits of the hotels and resorts that we manage.

•	Achieve growth of the Four Seasons portfolio through the addition of new hotels and resorts under management, additional Residence Clubs and selected luxury branded residential projects.

•	Achieve an average return on capital employed of at least 10% over our long-term cost of capital.

•	Achieve, on average, compounded earnings per share growth of 20% per annum over the long term.

•	Achieve at least 90% of our earnings from our management business.

•	Maintain a strong balance sheet and a low cost of capital.

•	Deploy the majority of our annual operating cash flow to obtain and enhance management opportunities that expand the Four Seasons brand.

•	Identify and pursue opportunities that allow us to maintain high profit margins in our management operations.

•	Focus on ongoing improvements in operating profit margins at both the property and corporate level.

•	Maintain tax efficiency.

•	Divest equity investments or advances when appropriate opportunities arise, to allow previously committed capital to be made available for investments related to new or enhanced management or royalty opportunities.

•	Maintain a prudent risk profile on the investment of cash and cash equivalents.

•	From time to time, make normal course purchases of our Limited Voting Shares as appropriate opportunities arise.

In achieving our financial and growth objectives we seek to balance any associated risk, including continuing to obtain and enhance long-term management agreements, limiting investments we may make, obtaining premium returns in certain circumstances, and obtaining appropriate levels of insurance. See “Operating Risks” for a description of the risks inherent in our business.

Four Seasons Hotels Inc.

management’s
discussion
and analysis

Operational and Financial Review and Analysis

Overview

We have two operating segments: management operations and ownership operations. Revenues from management operations and ownership operations as a percentage of consolidated revenues and EBITDA4 are summarized below.

	2003	2002
As a percentage of consolidated revenues:
Revenues from management operations	55.8%	52.0%
Revenues from ownership operations	45.9	49.6
Distributions from hotel investments	0.1	0.5
Fees paid by ownership operations to management operations	(1.8)	(2.1)

	100.0%	100.0%

As a percentage of consolidated EBITDA:
Management operations	160.8%	131.4%
Ownership operations	(60.8)	(31.4)

	100.0%	100.0%

Management Operations

We are principally a management company, and the majority of our earnings come from our management services business. Under our management agreements, we generally supervise all aspects of the day-to-day operations of the hotels and resorts that we manage on behalf of the owners, including sales and marketing, advertising, reservations, accounting, purchasing, budgeting and the hiring, training and supervising of staff. In addition, we generally provide strategic management services, including developing and implementing sales, marketing and advertising strategies, operating a central reservations system, recommending information technology systems and developing certain database applications, assisting with sourcing the financing and development of new hotels and resorts, providing advice with respect to the design and construction of new or renovated hotels and resorts, assisting with the refurbishment of hotels and resorts, and providing a centralized purchasing system for goods. For providing these management services, we generally receive a variety of fees, including a base fee, an incentive fee, a sales and marketing charge, an advertising charge, a reservation charge, and purchasing and pre-opening fees. The base fee is calculated as a percentage of the gross revenues of each hotel and resort that we manage, and the incentive fee (which we are entitled to receive at the majority of the properties we manage) is calculated based on the operating performance of the hotel or resort.

General and administrative expenses for management operations are incurred by us to provide these management services, together with those items normally associated with corporate overhead, such as operations, finance, information technology, accounting, legal, development and other costs of maintaining the corporate offices. The sales, marketing, advertising and central reservation expenses, which are generally funded by sales and marketing, advertising and reservation charges, are incurred on a cost-recovery basis to us and are a function of the number of hotels and resorts we manage. Excluding the sales and marketing, advertising and reservations expenses, our other general and administrative expenses are generally relatively stable year-over-year. As a result, in an improved economic environment, we should derive increases in our management operating margin5 from increases in management fees generated from existing agreements and the addition of new management contracts. For a three-year review of management operating margin and other data, see “Three-Year Review”.

[4]	EBITDA is equal to net earnings plus (i) income tax expense plus (ii) interest expense less (iii) interest income plus (iv) other expense less (v) other income plus (vi) depreciation and amortization. EBITDA is the same as earnings before other operating items. EBITDA is not intended to represent cash flow from operations, as defined by Canadian generally accepted accounting principles (“GAAP”), and EBITDA should not be considered as an alternative to net earnings, cash flow from operations or any other measure of performance prescribed by GAAP. Our EBITDA may also not be comparable to EBITDA used by other companies, which may be calculated differently. EBITDA is included because we believe it can be useful in measuring our ability to service debt, fund capital expenditures and expand our business.

[5]	Management operating margin is equal to management earnings before other operating items divided by management revenues.

Four Seasons Hotels Inc.

management’ s discussion and analysis (continued)

As a result of adopting Canadian Institute of Chartered Accountants (“CICA”) Section 1100, “Generally Accepted Accounting Principles”, which was issued in 2003 and will be effective for 2004, we will include the reimbursement of all out-of-pocket expenses in revenue and we will include those expenses in general and administrative expenses instead of recording reimbursables as a “net” amount. This accounting treatment of reimbursables will not have any impact on net earnings. In 2003, we would have included $35.0 million of additional reimbursable expenses in revenues and general and administrative expenses if the accounting standard had been effective for that year.

The following table illustrates the impact of adopting the new accounting standard on a pro forma basis in 2003 and 2002 as if the new standard was applicable during those years.

	2003	2002
Revenues:
Fee revenues	$120.5	$118.8
Cost reimbursements previously included in fee revenues	29.3	29.1
Additional cost reimbursements	35.0	36.2

Total revenues	184.8	184.1

Operating costs and expenses:
General and administrative expenses	41.0	36.8
Reimbursed costs	64.3	65.3

Total expenses	105.3	102.1

Total earnings from Management Operations before other operating items	$79.5	$82.0

Management operating margin, excluding reimbursed costs	66%	69%

We also manage the Residence Clubs and other Four Seasons branded and serviced residential projects pursuant to management agreements under which we oversee the management of the day-to-day operations of the completed projects in return for ongoing management fees from the owners of these projects. In addition, we oversee the sales and marketing of the Residence Club interests and are responsible for the branding of the Residence Clubs and the other Four Seasons branded residential projects. For these services, we receive fees based generally on a percentage of the gross selling price of the interests.

Ownership Operations

Our ownership earnings include the consolidated results of our 100% leasehold interests in The Pierre in New York, Four Seasons Hotel Vancouver, and Four Seasons Hotel Berlin. In addition, we include in ownership operations profit distributions from our other ownership interests, which are discussed under “Balance Sheet Review and Analysis – Investments in Hotel Partnerships and Corporations – Other Hotel, Resort and Residence Club Ownership Interests”, and corporate overhead expenses related, in part, to hotel ownership.

Our investment strategy is to not hold any additional majority investments, other than on a temporary basis while we seek to sell that majority interest. However, The Pierre in New York, Four Seasons Hotel Vancouver and Four Seasons Hotel Berlin are long-term leasehold interests that were established at an earlier stage in our development. We are in discussions with the landlords of these properties to determine what, if any, alternatives may be available to change or restructure our investments in these hotels. There can be no assurance that acceptable alternative arrangements will be agreed upon, or as to the terms of any alternative arrangements, with respect to any of these hotels.

We have leased and managed The Pierre in New York since 1981. The lease on The Pierre expires in 2012 and is renewable for an additional 10 years. We have leased and managed Four Seasons Hotel Vancouver since 1976. The lease on Four Seasons Hotel Vancouver expires in 2020 and is renewable for an additional 15 years. We entered into the lease arrangement in 1990 for Four Seasons Hotel Berlin, which opened in 1996.

Four Seasons Hotels Inc.

management’s
discussion
and analysis

The Berlin lease was renegotiated in 1999, and includes a cap on our guaranteed obligation to fund shortfalls in stipulated minimum lease payments. This cap was reached in August 2003. Since that time, the lease payments made have been limited to the cash flow generated by this hotel. Because the stipulated minimum lease payments were not fully paid in the latter half of 2003, beginning in the first quarter of 2004 the landlord has the right to terminate the lease. We have been in discussions with the landlord since late 2003 in an effort to change or restructure our interest. We cannot determine at this point what the final outcome of the negotiations will be. We fully provided for the net book value of the hotel’s fixed assets during the fourth quarter of 2003 ($3.2 million). Fee revenue earned from the hotel has been less than $400,000 per year since commencement of the lease, and the loss from operations was $3.8 million in 2003 ($3.9 million in 2002), including rent expense of $4.9 million in 2003 ($6.8 million in 2002).

Results of Operations

Management Operations

Revenues

Our fees, including our base fees, are largely dependent on total revenues of all managed hotels and resorts, which consist of rooms, food and beverage, and other revenues. Our base fees are usually calculated as a percentage of total revenue for each property under management. RevPAR, which relates to room revenues and does not represent total revenue of a property, provides a strong indication of changes in revenues from properties under management. Our incentive fees are typically tied to the profitability of each property that we manage. Gross operating profit changes provide an indication in the change of each property’s profitability.

Overall gross operating margins at the hotels and resorts we manage continued to be constrained in 2003 as increased costs related to labour, workers’ compensation, health benefits, energy and insurance have not been completely offset by RevPAR improvements. We expect that further significant cost increases, particularly relating to energy, insurance and workers’ compensation, will continue to put pressure on gross operating profit performance in 2004. For gross operating margins to remain at the same level in 2004 as those realized in 2003, we estimate that RevPAR will need to increase by 4% to 5% in 2004. This level of RevPAR growth is within the range of lodging industry experts’ forecasts for 2004 of 3% to 6% improvement.

The 11.9% increase in RevPAR, on a US dollar basis, for the quarter ended December 31, 2003, as compared to the same period in 2002, for our worldwide Core Hotels6 reflects improvements in each of the regions in which we manage hotels and resorts. This is the first quarter since the middle of 2000 that all regions have experienced improved operating trends in the same quarter, on a US dollar basis. We believe this reflects the beginning of a broader recovery in travel demand.

For the full year 2003, RevPAR of our worldwide Core Hotels, on a US dollar basis, increased 2.0%, as compared to 2002. Consistent with industry practices, we track RevPAR on a US dollar basis. Gross operating revenue of our worldwide Core Hotels, on a US dollar basis, increased 2.2% for the full year 2003 compared to 2002. Gross operating margin of our worldwide Core Hotels decreased on a full year basis from 29.3% in 2002 to 26.6% in 2003 but increased modestly from 27.8% in the fourth quarter of 2002 to 28.4% in the same period in 2003.

We operate in four geographic sectors: the United States, Other Americas/Caribbean, Europe/Middle East and Asia/Pacific. With respect to our Core Hotels, the United States represents the most significant geographic area to us, with 62% of revenues under management for the full year 2003, followed by Europe/Middle East (15%), Asia/Pacific (13%) and Other Americas/Caribbean (10%). The following table highlights our results of operations for our Core Hotels in each of these regions.

[6]	The term “Core Hotels” means hotels and resorts under management for the full year of both 2003 and 2002. Changes from the 2002/2001 Core Hotels are the additions of Four Seasons Hotel San Francisco, Four Seasons Hotel Dublin, Four Seasons Hotel Buenos Aires and Four Seasons Resort Carmelo, and the deletion of Four Seasons Olympic Hotel Seattle.

Four Seasons Hotels Inc.

management’ s discussion and analysis (continued)

Market: United States

	2003 increase over (decrease from) 2002
		Gross Operating	Gross Operating
(Percentage change, on a US dollar basis)	RevPAR	Revenue (GOR)	Profit (GOP)
Fourth Quarter	6.3%	4.7%	2.1%
Full Year	2.9%	1.8%	(7.3%)

The modest improvements in RevPAR on a full year basis in 2003, as compared to 2002, reflects strong improvement in RevPAR in the last half of the year, offset by weaker results in the first half of the year. Exceptions to this improvement in RevPAR were hotels under management in Houston, Boston, Chicago, Washington and, to a lesser extent, New York, which did not have the same occupancy improvements as the other markets, in part because of increased supply in, and reduced convention traffic to, these cities. By the end of 2003, most markets in the United States were experiencing improvements in leisure and business travel demand. With the exception of the properties under management in Chicago, Philadelphia, Atlanta and Aviara, the US Core Hotels had RevPAR improvements in the quarter ended December 31, 2003, as compared to the same period in 2002. However, the properties in Chicago, Philadelphia, Atlanta and Aviara continued to take more than their fair revenue market share1 of business during the fourth quarter.

The increase in GOR for the fourth quarter and full year 2003 at the US Core Hotels was attributable to modest increases in achieved room rate and occupancy. The two resorts in Hawaii and the hotels in San Francisco and Las Vegas experienced strong GOR improvements, as improved leisure travel demand to those markets allowed both higher occupancies and achieved room rates.

Gross operating margins at the US Core Hotels were essentially flat in the fourth quarter of 2003, as compared to the same period in 2002, as a result of increased labour, workers’ compensation, health benefits, energy and insurance costs. On a full-year basis, the impact of these increased costs on gross operating margins was more significant, due to the weaker revenue growth at the hotels in the first half of 2003.

Market: Other Americas/Caribbean

	2003 increase over (decrease from) 2002
		Gross Operating	Gross Operating
(Percentage change, on a US dollar basis)	RevPAR	Revenue (GOR)	Profit (GOP)
Fourth Quarter	20.3%	21.3%	41.8%
Full Year	0.2%	2.7%	(3.6%)

RevPAR for the full year 2003, as compared to 2002, on both a US dollar basis and local currency basis, was essentially unchanged as the weaker results in the first six months of 2003, resulting primarily from the impact of SARS on travel demand for Toronto and Vancouver, were offset by the stronger RevPAR results in the second half of the year. With the exception of Four Seasons Hotel Toronto, which is in a market that is still recovering from the impact of SARS, all of the Core Hotels under management in this region experienced occupancy gains during the fourth quarter of 2003, over the fourth quarter of 2002. Although Vancouver is also recovering from the impact of SARS, the fourth quarter is historically a slower travel period for that market, and therefore the lingering effects of SARS did not have the same impact as in Toronto, which historically has strong demand in the fourth quarter relative to the rest of the year. On a local currency basis, achieved room rates in the region increased 2.8% for the fourth quarter of 2003, as compared to the fourth quarter of 2002. GOP increased significantly during the fourth quarter at all properties with the exception of Four Seasons Hotel Vancouver and Four Seasons Hotel Toronto. On a full year basis, the decrease in GOP was due to lower occupancy levels at Four Seasons Hotel Vancouver and Four Seasons Hotel Toronto and an overall increase in operating costs.

Four Seasons Hotels Inc.

management’s
discussion
and analysis

Market: Europe/Middle East

	2003 increase over (decrease from) 2002
		Gross Operating	Gross Operating
(Percentage change, on a US dollar basis)	RevPAR	Revenue (GOR)	Profit (GOP)
Fourth Quarter	19.8%	18.6%	21.4%
Full Year	7.5%	10.6%	0.1%

On both a US dollar basis and a local currency basis, the Europe/Middle East Core Hotels’ RevPAR change in 2003, compared to the full year 2002, reflects the increases realized in the last six months of 2003, offset by the weakness in travel demand experienced in the first six months of the year, particularly in Cairo and Istanbul where travel was affected primarily by the war in Iraq. With the exception of hotels under management in Paris and Istanbul, the Core Hotels under management in Europe/Middle East had occupancy improvements in the fourth quarter of 2003, as compared to the fourth quarter of 2002. Travel demand in Istanbul was negatively affected by the terrorist attacks in that market in early November. Four Seasons Hotel George V Paris experienced solid results with occupancy higher than the average for the region, but realized an occupancy decline for the fourth quarter on a year-over-year basis. This hotel experienced an exceptional fourth quarter in 2002, as occupancy levels in October 2002 were almost 90%.

Although achieved average room rates for Europe/Middle East Core Hotels in the fourth quarter of 2003 increased 10.6% on a US dollar basis, as compared to the same period in 2002, on a local currency basis, achieved average room rates were essentially unchanged. Rate improvements achieved in certain hotels under management, including London, Lisbon and Dublin, were offset by modest rate declines in hotels under management in Paris and Istanbul. On a local currency basis, RevPAR for the Europe/Middle East Core Hotels increased 7.3% during the fourth quarter of 2003, as compared to the same period in 2002.

Gross operating margins in the region were essentially flat in the quarter, as compared to the same period in 2002, as a result of increased energy and labour costs. Gross operating margins declined for the full year, as compared to 2002, as the impact of these cost increases was magnified by weaker revenues in the first half of 2003.

Market: Asia/Pacific

	2003 increase over (decrease from) 2002
		Gross Operating	Gross Operating
(Percentage change, on a US dollar basis)	RevPAR	Revenue (GOR)	Profit (GOP)
Fourth Quarter	23.9%	18.9%	26.9%
Full Year	(9.2%)	(4.9%)	(17.5%)

The full year results reflect significant declines in RevPAR due principally to the devastating impact of SARS. In addition, occupancy at our two resorts in Bali continued to suffer from the lingering impact of terrorist attacks on that island in October 2002. The decrease in GOR and GOP for the year was attributable to decreases in both occupancy and RevPAR due to the effects of SARS. The fourth quarter of 2003 experienced a strong rebound in travel demand for the Asia/Pacific region which was reflected in higher occupancies and achieved room rates and a local currency RevPAR improvement of 12%.

[1]	Fair revenue market share as determined by Smith Travel Research, which is based on the RevPAR Index comparing Four Seasons to a competitive set of peer hotels determined by us.

Four Seasons Hotels Inc.

management’ s discussion and analysis (continued)

Total revenues of all managed hotels and resorts were approximately $2.6 billion for the full year 2003 ($2.8 billion in 2002). Hotel and resort revenues decreased in 2003 compared to 2002 as a result of the war in Iraq, terrorism, SARS and the negative impact of foreign currency fluctuations, which offset an increase in revenues from recently opened hotels and resorts. Total revenues of all managed hotels consist of rooms, food and beverage, telephone and other revenues of all the hotels and resorts that we manage. RevPAR is a commonly used indicator of market performance for hotels and resorts of room revenue.

Total fee revenues increased $1.9 million or 1.3% to $149.8 million for the full year 2003, as compared to $147.9 million in 2002 and 3.2% to $40.6 million for the quarter ended December 31, 2003, as compared to $39.3 million for the same period in 2002. The increase was attributable to an improvement in fees of $3.8 million for the full year 2003 from recently opened hotels and resorts, including Four Seasons Hotel Amman, Four Seasons Hotel Riyadh and Four Seasons Hotel Shanghai, and new management agreements. This increase in fee revenues was offset by a decline of approximately $0.6 million for the full year 2003 relating to the currency effects of the US dollar, Euro and pound sterling-denominated fees, and reduced fees from our Residence Club and residential business.

Incentive fees are calculated based on the profits of the hotel or resort under management as determined in accordance with the relevant management agreement. Incentive fees decreased $4.2 million to $20.9 million for the full year 2003, as compared to $25.1 million for the full year 2002. Incentive fees contributed 14.0% of the total fee revenues for the full year 2003, as compared to 16.9% for the full year 2002. Incentive fees declined primarily due to the lower levels of profitability at certain properties under management, resulting from significantly higher costs related largely to labour, workers’ compensation, health benefits, energy and insurance.

Incentive fees were earned from 33 of our 60 hotels and resorts under management for the full year 2003, as compared to 33 of our 57 hotels and resorts under management in 2002.

General and Administrative Expenses

General and administrative expenses increased 6.6% to $70.2 million for the year ended December 31, 2003, as compared to the year ended December 31, 2002. A large portion of this increase in general and administrative expenses for the full year 2003 was attributable to items primarily relating to relocation and severance expenses at certain regional offices ($1.8 million) and increased costs relating to increased regulatory requirements.

As a result of the substantive changes to governance and disclosure requirements applicable to public companies in North America, we have begun to incur, and expect to continue to incur, increased incremental costs relating to both internal compliance functions and third party services. Although we cannot assess the potential amount of those costs, experience in the United States suggests that they may be significant, particularly in the context of the historic levels of our general and corporate administrative expenses. A portion of these increased corporate administrative expenses will be allocated to our hotel ownership operations.

Management Earnings

As a result of the items described above, management earnings before other operating items decreased to $79.5 million for the year ended December 31, 2003, as compared to $82 million in 2002.

Ownership Operations

Ownership losses before other operating items for the full year 2003 increased by $10.5 million to $30.1 million, as compared to $19.6 million for 2002. The increased loss for the full year was primarily due to an increase in operating losses at The Pierre in New York of $4.9 million and at Four Seasons Hotel Vancouver of $3.2 million, and reduced distributions from other hotel investments of $1.2 million. In the fourth quarter of 2003, ownership losses before other operating items were $2.0 million, as compared to ownership losses before other operating items of $4.6 million in the fourth quarter of 2002. The improvement in ownership losses for the quarter was primarily attributable to our ceasing to accrue rent expense for Four Seasons Hotel Berlin from August 2003, as discussed below.

Four Seasons Hotels Inc.

management’s
discussion
and analysis

Operating losses at The Pierre in New York increased from $4.9 million for the full year 2002 to $9.8 million for the full year 2003. Although RevPAR and occupancy remained relatively flat, there was a decrease in banqueting and ancillary revenues, as well as higher labour, workers’ compensation, health benefits, energy and insurance costs.

Operating losses at Four Seasons Hotel Vancouver increased from $1.4 million for the full year 2002 to $4.6 million for the full year 2003, primarily as a result of travel disruption relating to SARS. RevPAR, on a local currency basis, and occupancy declined 11.6% and 6.2%, respectively, for the full year due to the weak operating conditions. General and administrative costs remained relatively unchanged in 2003 compared to 2002.

Our guaranteed obligation to fund shortfalls in stipulated minimum lease payments relating to Four Seasons Hotel Berlin was limited to a maximum amount of approximately €11 million and was supported by a letter of credit. We reached the maximum guaranteed funding obligation during the third quarter of 2003 and, accordingly, the letter of credit has been released. Since we ceased funding shortfalls of the stipulated minimum lease payments, the lease payments made have been limited to the cash flow generated by the hotel. As a result, beginning in the first quarter of 2004, the landlord has the right to terminate the lease.

Primarily as a result of no longer accruing the stipulated minimum lease payments for Four Seasons Hotel Berlin beginning in the fourth quarter of 2003, the operating results from this hotel for that quarter improved by $2.9 million, as compared to the fourth quarter of 2002. The benefit of the reduction in rent expense was, however, reduced by lower revenues at the hotel, resulting from a significant decline in occupancy for the full year 2003, as compared to 2002, and increased labour, health benefits, energy and insurance costs. We wrote down our fixed asset investment in the hotel to nil in the fourth quarter of 2003, resulting in a $3.2 million expense that is included in other operating items.

In 2004, we will continue to consolidate the revenue and expenses of Four Seasons Hotel Berlin. However, the stipulated minimum lease payments beyond amounts that can be funded by the hotel’s operation will not be paid or accrued. As a result, we expect the earnings from Four Seasons Hotel Berlin to be nil throughout the year. If the Four Seasons Hotel Berlin lease was terminated, we would not expect to incur any additional material cash or accounting cost relating to this action.

Our ownership interest in nine other Four Seasons hotels and resorts that are open and under management and our ownership interest in three Residence Clubs are accounted for on a cost basis. In 2003 and 2002, we received $0.2 million and $1.3 million of cash distributions, respectively, from three of these hotel and resort ownership interests.

Other Expense, Net

For the full year 2003, other expense was $25.8 million, as compared to $22.9 million in 2002. Other income for the fourth quarter of 2003 was $178,000, as compared to other expense of $2.8 million for the same period in 2002.

	Years ended		Three months ended
	December 31,		December 31,
(Unaudited) (In millions of dollars)	2003	2002	2003	2002
Asset impairment charge, net of recoveries[1]	$(11.1)	$(26.5)	$(2.3)	$(1.9)
Foreign exchange gain (loss)	(14.7)	5.0	2.5	0.5
Decline in value of life insurance policies[2]	—	(1.4)	—	(1.4)

Other income (expense), net	$(25.8)	$(22.9)	$0.2	$(2.8)

[1]	Includes legal and enforcement costs relating to Four Seasons hotels in Caracas and Seattle (2003 and 2002), asset impairment charge on Four Seasons Hotel Sydney (2002) and Four Seasons Hotel Caracas (2003 and 2002), writedown of Four Seasons Hotel Berlin (2003) and loss on sale of vacant land in Toronto (2002), net of recoveries on items previously provided for.

[2]	See note 12(b) to our consolidated financial statements.

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management’ s discussion and analysis (continued)

Asset Impairment Charge

Included in other expense during the year ended December 31, 2003 are legal and enforcement costs of $9.5 million in connection with the disputes with the owners of the Four Seasons hotels in Caracas and Seattle, which are described below. We also wrote down our fixed asset investment in Four Seasons Hotel Berlin to nil in the fourth quarter of 2003, resulting in a $3.2 million expense. Other expense for the year ended December 31, 2002 includes an asset impairment charge for Four Seasons Hotel Caracas and Four Seasons Hotel Sydney and legal and enforcement costs relating to our investments in Four Seasons Hotel Caracas and Four Seasons Olympic Hotel Seattle which, in the aggregate, were $25.1 million. Included in other expense during the fourth quarter of 2002 are legal and enforcement costs of approximately $1.8 million incurred in connection with disputes relating to the Four Seasons hotels in Caracas and Seattle.

Four Seasons Olympic Hotel (Seattle) During the second quarter of 2003, we settled our disagreement with the owner of Four Seasons Olympic Hotel Seattle, which was subject to arbitration, concerning the management of the hotel. Under the settlement, we concluded our management of Four Seasons Olympic Hotel Seattle upon the sale of the hotel, which occurred on August 1, 2003. On closing of the sale of the hotel, we received an initial payment, which included our share of the sale proceeds as a result of our minority ownership interest in the hotel. We will also receive annual payments over the next several years that are not materially different from the fees that we would have otherwise earned during this period under our previous management agreement for that property. We believe that a fair and equitable settlement has been reached and that the payments under the settlement agreement will, in aggregate, compensate us for the near-term value of our management agreement as we work to obtain a new management opportunity in Seattle. A portion of these payments is reflected in net earnings for 2003.

Four Seasons Hotel Caracas We are in a dispute with the owner of Four Seasons Hotel Caracas regarding a variety of matters relating to the completion and ongoing operation of the hotel, including the default of a US$5 million loan owed to us. During the second quarter of 2003, we received a judgment in the legal proceedings against the owner, which involved the protection of our proprietary materials. The court found against the owner on all matters, including illegal computer “hacking” and unlawful and unauthorized use of our proprietary information, and ordered that the owner pay to us damages totalling US$4.9 million, plus legal costs and expenses of US$1.4 million. The owner has appealed the judgment from the legal proceeding, but execution has not been stayed pending appeal. We are moving to enforce the judgment from the legal proceeding against the owner, but have not recorded any receivable arising from the judgment as at December 31, 2003. In addition, the arbitration hearing in respect of the other contractual breaches of the management contract by the owner was completed during the third quarter of 2003 and a decision is pending.

Foreign Exchange Gain (Loss)

Other expense for the full year 2003 includes a $14.7 million non-cash, unrealized foreign exchange loss, as compared to a $5.0 million non-cash, unrealized foreign exchange gain for 2002. The non-cash, unrealized foreign exchange loss for accounting purposes for the year ended December 31, 2003 arose primarily as the result of the translation to Canadian dollars at the end of each month at current exchange rates of our non-Canadian dollar-denominated net monetary assets not included in our designated self-sustaining operations. Net monetary assets are the sum of our foreign currency-denominated monetary assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, long-term receivables and long-term obligations, as determined under Canadian GAAP.

Included in other income for the fourth quarter of 2003 is a foreign exchange gain of $2.5 million. The foreign exchange gain is primarily due to the translation of our Australian dollar-denominated net monetary assets in a self-sustaining subsidiary, as the US dollar weakened relative to the Australian dollar, and the translation of our pound sterling-denominated net monetary assets, as the Canadian dollar weakened relative to the pound sterling during the quarter. This foreign exchange gain was partially offset by foreign exchange losses on the translation of our US dollar net monetary assets due to the strengthening of the Canadian dollar against the US dollar.

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From an economic perspective, we look to offset our net monetary asset position against the full obligation of our convertible notes. Under Canadian GAAP, our convertible notes were allocated between long-term obligations and shareholders’ equity. At the time of issuance, the portion allocated to long-term obligations and included in net monetary assets was US$46.7 million, and US$125.8 million was allocated to shareholders’ equity. If the portion of the convertible notes included in shareholders’ equity was revalued at the current exchange rates, which is not contemplated under Canadian GAAP, the result of this revaluation would have been a non-cash, unrealized foreign exchange gain for accounting purposes of $36.1 million for the year ended December 31, 2003, more than offsetting the non-cash, unrealized foreign exchange loss for accounting purposes otherwise recorded. On this basis, we believe we have an appropriate economic hedge of our net monetary assets and liabilities. For a further discussion of the convertible notes see “Liquidity and Capital Resources – Convertible Notes”.

The Canadian dollar strengthened by 18.2% (28.7¢) during 2003 against the US dollar, causing the majority of the non-cash, unrealized foreign exchange loss for accounting purposes.

The following table sets out the exchange rates obtained from Bank of Canada:

	As at	As at	Average
	January 1,	December 31,	during
			2003
US dollar to Canadian $1.00	0.6339	0.7713	0.7135
Pound sterling to Canadian $1.00	0.3933	0.4335	0.4370
Euro to Canadian $1.00	0.6037	0.6143	0.6319
Australian dollar to US $1.00	1.7747	1.3323	1.5392

Net Interest Income

We had net interest income for the full year 2003 of $3.4 million, as compared to $3.2 million for the full year 2002. The components of net interest income in 2003 were interest income of $14.4 million and interest expense of $11.1 million, which was partially offset by income relating to the purchase of foreign exchange forward contracts of $0.1 million, as compared to $18.3 million, $11.6 million and an expense of $3.5 million, respectively, in 2002. The decrease in interest income of $3.9 million was primarily due to lower average cash and cash equivalents during 2003 and lower interest rates earned on loans with respect to, or to the owners of, certain properties and on short-term cash deposits in 2003, as compared to 2002. The decrease in foreign exchange forward contracts expense in 2003 of $3.6 million, as compared to 2002, resulted from the purchase of fewer foreign exchange forward contracts in 2003 to hedge foreign currency net monetary assets. From time to time, we have hedged our foreign currency net monetary asset position. However, in an environment of extreme foreign currency volatility like 2003, the high cost associated with purchasing currency protection for our net monetary asset exposures (in the form of a forward contract or other instrument) made it economically impractical to do so to any significant degree in 2003.

Income Tax Expense

Our effective tax rate for the year ended December 31, 2003 was 55.2%, as compared to 24% in 2002. The increase in the tax rate for 2003 was due to a portion of the non-cash, unrealized foreign exchange losses for accounting purposes not being realized as an expense for tax purposes.

As a result of the regional office income generally being taxed at rates lower than the Canadian statutory income tax rate, we expect our effective tax rate to be approximately 24% in 2004 on income other than unusual items that may arise during the year, such as foreign exchange gains and losses, which may have a different tax treatment.

Stock Option Expense

Stock option expense for the full year 2003 was $893,000, as compared to nil for 2002. See “Impact on 2003 of Recently Issued Canadian Accounting Standards”.

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management’ s discussion and analysis (continued)

Net Earnings and Earnings per Share

Net earnings for the full year 2003 were $5.4 million ($0.15 basic and diluted earnings per share), as compared with net earnings of $21.2 million ($0.61 basic earnings per share and $0.59 diluted earnings per share) in 2002. The 74.6% decrease in net earnings, 75.4% decrease in basic earnings per share and 74.6% decrease in diluted earnings per share for the full year 2003 resulted primarily from increased losses in ownership operations and an unprecedented weakening of the US dollar, causing a significant unrealized foreign exchange loss. Throughout the year, net earnings continued to improve on a quarter-to-quarter basis. Net earnings for the quarter ended December 31, 2003 were $11.7 million ($0.33 basic earnings per share and $0.32 diluted earnings per share), as compared to $7.6 million ($0.22 basic and diluted earnings per share) for the quarter ended December 31, 2002.

Two-Year Summary by Quarter

(In millions of dollars	4th Quarter		3rd Quarter		2nd Quarter		1st Quarter
except per share amounts)	2003[1]	2002	2003[1]	2002	2003[1]	2002	2003[1]	2002
Consolidated revenues	$75.2	$76.9	$62.3	$62.2	$69.8	$81.0	$61.0	$64.6
Earnings (loss) before other operating items:
Management operations	20.7	21.6	18.8	15.5	20.5	24.0	19.6	20.9
Ownership operations	(2.0)	(4.6)	(9.4)	(6.6)	(5.5)	(0.2)	(13.2)	(8.1)
Net earnings (loss):
Total	$11.7	$7.6	$4.4	$(12.3)	$(1.4)	$18.1	$(9.3)	$7.7
Basic earnings (loss) per share[2]	$0.33	$0.22	$0.13	$(0.35)	$(0.04)	$0.52	$(0.27)	$0.22
Diluted earnings (loss) per share[2]	$0.32	$0.22	$0.12	$(0.35)	$(0.04)	$0.48	$(0.27)	$0.21

[1]	In December 2003, the CICA amended Section 3870 of its Handbook to require entities to account for employee stock options using the fair value-based method, beginning January 1, 2004. In accordance with one of the transitional alternatives permitted under amended Section 3870, in the fourth quarter of 2003 we prospectively adopted the fair value-based method to all employee stock options granted on or after January 1, 2003. Accordingly, options granted prior to that date continue to be accounted for using the settlement method, and results for each of the quarters in 2002 have not been restated. In accordance with the new standard, however, the reported results for the first three quarters of 2003 are required to be restated. The prospective application of adopting the fair value-based method effective January 1, 2003 resulted in the following restatements: 1st Quarter 2003 – no effect on net loss or basic and diluted loss per share; 2nd Quarter 2003 – increase in net loss of $0.1 million and no effect on basic and diluted loss per share; 3rd Quarter and 4th Quarter 2003 – decrease in net earnings of $0.4 million and a decrease in basic and diluted earnings per share of $0.01 for each quarter.

[2]	Quarterly and year-to-year computations of per share amounts are made independently. The sum of per share amounts for the quarters may not agree with per share amounts for the year.

As discussed under “Operating Risks – Seasonality”, our management and ownership operations are seasonal in nature. In addition to the impact of seasonality on our quarter-over-quarter operating results, net earnings each quarter were impacted by the weakening US dollar against the Canadian dollar over the course of 2003 (resulting in non-cash, unrealized foreign exchange gains and losses upon the translation to Canadian dollars of non-Canadian dollar-denominated net monetary assets not included in our designated self-sustaining operations), asset impairment charges (see “Operational and Financial Review and Analysis –Results of Operations – Other Expense, Net”) and other factors including SARS, the war in Iraq and the weak economy. The impact of certain of these items is highlighted in the following table:

	4th Quarter		3rd Quarter		2nd Quarter		1st Quarter
(In millions of dollars)	2003	2002	2003	2002	2003	2002	2003	2002
Asset impairment charge, net of recoveries	$(2.3)	$(1.9)	$(1.2)	$(23.8)	$(2.9)	$(0.8)	$(4.6)	—
Foreign exchange gain (loss)	$2.5	$0.5	$0.3	$2.1	$(9.2)	$3.6	$(8.3)	$(1.1)
Decline in value of life insurance policies	—	$(1.4)	—	—	—	—	—	—

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management’s
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Balance Sheet Review and Analysis

Corporate Strategy Relating to Investments

An important part of our overall strategy is to maintain the strength of our balance sheet. Accordingly, we intend to continue to be disciplined in the allocation of our capital. We also intend to seek to dispose of certain of our equity investments, which could contribute further cash and cash equivalents in the near-term. Our capital investment plans remain focused on allocating the majority of our capital for investment opportunities that are intended to establish new long-term management contracts in key destinations or enhance existing management arrangements. Investments in, or advances in respect of or to owners of, properties will only be made where we believe that the overall economic return to us will justify the investment or advance. In that context, we also assess the long-term value that we anticipate that the investment will contribute to our brand.

These investments and advances must meet our financial criteria, including certain minimum return hurdles and a manageable risk profile. We consider whether the structure should be in the form of an investment or an advance, and, among other things, the relative risk and returns of the investment or advance, including interest, dividends and fee income. We generally seek to limit our total long-term capital exposure to no more than 20% of the total equity required for a property. We structure investments to be able to have our interest diluted if additional capital is required. Depending on the nature of the investment or advance, it will be characterized on our consolidated balance sheet as “Investments in hotel partnerships and corporations”, “Investment in management contracts”, or “Long-term receivables”.

As part of our ongoing balance sheet evaluation, we have reviewed each investment and advance and have determined that no additional provision was necessary during 2003 relating to impairment of the book value of any of our investments or advances, other than those relating to Four Seasons Hotel Berlin, which is discussed under “Operational and Financial Review and Analysis – Results of Operations – Ownership Operations”.

Long-Term Receivables

Included on our balance sheet as at December 31, 2003 is $197.6 million (2002 – $207.1 million) of long-term receivables relating primarily to advances in respect of, and to owners of, properties that we manage. Significant secured and unsecured long-term receivables relate to our managed properties in London, Sydney, Nevis and San Francisco.

Investments in Hotel Partnerships and Corporations

Consolidated Hotel Ownership Interests

We have a 100% leasehold interest in each of The Pierre in New York, Four Seasons Hotel Vancouver and Four Seasons Hotel Berlin. See “Operational and Financial Review and Analysis – Overview – Ownership Operations”. Our consolidated financial statements reflect the consolidation of the balance sheets of these three hotels. There is no third party debt associated with these leasehold interests.

Other Hotel, Resort and Residence Club Ownership Interests

For a listing of other hotels and resorts under management in which we have equity investments, see “Four Seasons Portfolio –Description of Hotels, Resorts and Residence Clubs”. We also had funded equity investments in five of the hotels and resorts under construction or development: Four Seasons Hotel Gresham Palace Budapest (19.6%), Four Seasons Hotel Nile Plaza (Cairo) (4.46%), Four Seasons Hotel Istanbul at the Bosphorus (18%), certain components of Four Seasons Resort Whistler (100%) and Four Seasons Residence Club Punta Mita (19%).

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In accordance with Canadian GAAP, we account for these equity investments on a cost basis because either the percentage ownership or the structure does not give us significant influence over these investments, or the investments were acquired before May 1, 2003 with the intention that they be disposed of in the foreseeable future. The book value of other property ownership interests was $157.6 million as at December 31, 2003 ($146.4 million as at December 31, 2002). Based upon the current and budgeted operating cash flow of each of these properties (adjusted for expected capital spending requirements), we currently estimate that the net recoverable amount of each of these investments at least approximates our book value. This valuation determination was made subject to assumptions that are limited by, among other things, the availability of reliable comparable data, and the uncertainty of predictions concerning future events. Accordingly, by their nature, estimates of recoverable amounts are subjective and do not necessarily result in precise determinations. Should the underlying assumptions change, the estimated recoverable amounts could change by a material amount.

Each of these other equity investments individually represents less than 5% of our total assets, and none of these investments individually is material to us. We are not liable for any further obligations relating to these investments, other than any commitment discussed under “Four Seasons Portfolio – Properties under Construction or Development” and “Liquidity and Capital Resources”. For the year ended December 31, 2003, we earned fee revenues of $31.1 million ($29.1 million in 2002) from our other equity investments. In addition, we received distributions of $0.2 million ($1.3 million in 2002) from certain of our ownership interests and funded $0.2 million in 2003 ($0.1 million in 2002) as our share of cash flow distribution to, or cash flow shortfall from, certain of our ownership interests in 2003. We expect that distributions in 2004 from certain of our nine equity investments in the hotels and resorts open during 2003 will at least be equal to cash shortfall equity funding requirements relating to certain of these investments in 2004.

Sales of interests in Four Seasons Residence Club Aviara, Four Seasons Residence Club Scottsdale at Troon North and Four Seasons Residence Club Jackson Hole began in 1997, 2000 and 2003, respectively. We anticipate that we will reduce our equity interest to below 20% in Four Seasons Residence Club Scottsdale at Troon North through disposition to a third party during 2004. We have agreed to purchase a freehold interest in several commercial strata lots in Four Seasons Resort Whistler for a total purchase price of approximately $26 million payable upon substantial completion of Four Seasons Resort Whistler. We have begun marketing for sale this freehold interest in Four Seasons Resort Whistler and anticipate that the sale will be completed prior to substantial completion of the resort. If the sale is not completed prior to that time, we may be required to consolidate this freehold interest in the resort until the sale has been completed.

Investment in Management Contracts

Included in our balance sheet as at December 31, 2003 is $203.7 million (2002 – $222.8 million) relating to our investment in management contracts. The largest component of these amounts relates to management contracts acquired during the Regent transaction in 1992, including the management contracts for the Four Seasons hotels in New York and Milan and Four Seasons Resort Bali at Jimbaran Bay. The most significant amounts advanced for individual management contracts include amounts advanced in the context of obtaining management contracts for Four Seasons Hotel George V Paris and Four Seasons Resort Scottsdale at Troon North, and amounts advanced in the context of improving the management contracts for Four Seasons Resort Nevis and The Ritz-Carlton Hotel Chicago.

Fixed Assets

Owners of properties that we manage are contractually responsible for funding the capital requirements of the properties, including guest room and common area renovations, and for maintaining capital reserves to fund ongoing annual maintenance capital expenditures required by the management agreements. The owners annually spend an average of between 3% and 5% of hotel gross revenues on capital expenditures to maintain properties at the Four Seasons standard (other than in newly constructed or recently renovated properties where the annual amounts generally range from 1% to 2% in the initial years of operation following opening and major refurbishment). Capital expenditures are funded primarily by working capital generated from property operations and through advances from the owners. Our share of capital expenditures in 2003 and 2002 was immaterial for those hotel properties in which we have a minority equity interest or pursuant to management contract obligations.

Four Seasons Hotels Inc.

management’s
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Liquidity and Capital Resources

As at December 31, 2003, our cash and cash equivalents were $170.7 million, as compared to $165 million as at December 31, 2002. Our investments in cash and cash equivalents are highly liquid, with maturities of less than 90 days. These investments include bank deposits, guaranteed investment certificates and money market funds held with major financial institutions.

In 2003, we increased availability under our committed bank credit facilities by US$12.5 million and now have US$212.5 million of committed bank credit facilities, of which US$112.5 million expires in April 2004 and US$100 million expires in July 2004. As at December 31, 2003, no amounts were borrowed by us under these credit facilities. However, approximately US$28.1 million of letters of credit were issued but undrawn as at December 31, 2003. We annually negotiate a one-year extension of our bank facilities and we are expecting to extend the existing facilities for an additional year.

We believe that these bank credit facilities, when combined with cash on hand and internally generated cash flow, should be more than adequate to allow us to finance our normal operating needs and anticipated commitments (absent unusual opportunities) to new investments in seeking to achieve our current growth objectives.

Our commitments include the contractual obligations and other commitments described below in this “Liquidity and Capital Resources” section as well as those described under “Off-Balance Sheet Arrangements” and “Four Seasons Portfolio – Properties under Construction or Development”.

Contractual Obligations

	Payments due by period
Contractual obligations (In millions of dollars)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Convertible notes[1]	$847.0	—	—	—	$847.0
Operating leases[2,3]	234.5	19.4	37.3	36.1	141.7
Other long-term obligations[4]	32.1	3.7	2.2	2.2	24.0

Total contractual obligations	$1,113.6	$23.1	$39.5	$38.3	$1,012.7

[1]	The amount represents the principal amount at maturity on September 23, 2029 of US$655.4 million. See “Convertible Notes”.

[2]	The amount includes the future minimum stipulated lease payments of approximately €87 million ($142.0 million) relating to Four Seasons Hotel Berlin, which are to be paid out of the hotel’s operations. The guaranteed obligation to fund shortfalls in stipulated minimum lease payments, which was limited to €11 million, was fully funded as at December 31, 2003. The landlord has the right to terminate the lease beginning in the first quarter of 2004.

[3]	This amount excludes the future minimum lease payments in connection with Four Seasons Hotel London. See note 12(a) to our consolidated financial statements.

[4]	This amount includes pension obligations which represent estimated future benefit payments and are net of allocations to the properties.

During 2003, we agreed to donate $20 million to the Canadian Opera Company for its new opera house, which will be named the “Four Seasons Centre for the Performing Arts”. We believe that our association with this project, which is to be built to world-class standards, should, among other things, enhance the long-term value of our brand in a manner consistent and complementary to the brand recognition associated with the properties we manage. The commitment will be funded in tranches tied to the development of the project over the next several years.

Convertible Notes

During 1999, we issued US$655.5 million principal amount at maturity (September 23, 2029) of convertible notes (each US$1,000 principal) for gross proceeds of US$172.5 million. The net proceeds of the issuance, after deducting offering expenses and underwriters’ commission, were US$166 million. We are entitled to redeem our convertible notes commencing in September 2004 for cash equal to the issue price plus accrued interest calculated at 4½% per annum. Holders of the notes have conversion rights, which they can exercise at any time before the maturity date or date of redemption of the notes, pursuant to which they can require us to issue to them 5.284 Limited Voting Shares for each US$1,000 principal amount of notes. The holders of notes also can require us to repurchase the notes in September 2004 for an amount equal to the issue price plus accrued interest calculated at 4½% per annum. This right also may be exercised in September 2009 and September 2014. We have a choice of settling our obligation in connection with the conversion or purchase of the notes at the option of the holder with cash or Limited Voting Shares.

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We may redeem all or a portion of the notes at any time on or after September 23, 2004 for cash at the issue price plus accrued interest to the date of purchase. It is possible that we may redeem some or all of the notes, especially if the current interest rate and general business environment continues. A cash redemption in September 2004 of all outstanding notes would require a cash payment to the noteholders of approximately US$215.5 million, assuming that the holders did not exercise their right to convert their notes before the redemption date. If we redeem the notes, we may replace the financing provided by the notes with a combination of debt (which could be raised by various means, including bank lines and/or the issuance of additional notes or convertible notes) and/or the utilization of cash and cash equivalents.

In accordance with Canadian GAAP, the notes are bifurcated into a debt component (representing the present value of a zero coupon bond of US$655 million maturing in 2029, yielding 9% per annum, compounded semi-annually) and an equity component (representing the value of the conversion feature of the notes). Accordingly, net proceeds were originally allocated $68.9 million to long-term obligations and $178.6 million to shareholders’ equity. The offering expenses and underwriters’ commission relating to the debt component of the notes of $2.5 million were recorded in “Other assets”. The principal amount of the notes will increase as interest is compounded at 9% per annum over the 30-year term of the notes. As at December 31, 2003 and 2002, we had convertible notes outstanding with a principal amount at maturity on September 23, 2029 of US$655 million.

The net proceeds of the issue of the notes were used to repay all amounts owed under our bank credit facility, with the remainder being invested in bank deposits, guaranteed investment certificates and money market funds held with major financial institutions.

Pension Commitments

We maintain an unfunded, multi-employer, non-contributory, defined benefit pension plan on behalf of ourselves and the owners of certain managed properties. This plan provides pension benefits for certain of our senior executives as well as for hotel and resort general managers, based on years and level of service and annual salary. The portion of the plan applicable to the general managers is the responsibility of the owners of properties that such general managers manage.

The accrued benefit liability of $29.5 million that is recorded on our consolidated balance sheet in “Long-term obligations” as at December 31, 2003, is net of an allocation to the properties that we manage for their share of the accrued benefit liability in respect of the general managers of those properties.

Lease Commitments – Consolidated Hotels

In addition to the obligations identified on our balance sheet as at December 31, 2003, our three consolidated hotels (The Pierre in New York, Four Seasons Hotel Berlin and Four Seasons Hotel Vancouver) are leasehold interests subject to individual property leases. Our obligations in respect of The Pierre in New York are supported by a letter of credit aggregating US$5 million. The total annual lease obligations for these three hotels represented annual payments of approximately $14.0 million in 2003 and are expected to represent annual lease payments of approximately $8.8 million in 2004 (excluding the stipulated minimum lease payments related to Four Seasons Hotel Berlin. See “Operational and Financial Review and Analysis – Results of Operations –Ownership Operations”). These lease expenses are treated as an expense of our Ownership Operations on our consolidated statement of operations.

Our guaranteed obligation to fund shortfalls in stipulated minimum lease payments relating to Four Seasons Hotel Berlin was fully funded during 2003. See “Operational and Financial Review and Analysis – Results of Operations – Ownership Operations”.

Cash from Operations

For the year ended December 31, 2003, cash from operations was $66 million, as compared to $41.8 million in 2002. The increase in operating cash flow in 2003 of $24.2 million was primarily due to reductions in working capital in 2003 of $33 million (resulting primarily from a collection of accounts receivable during 2003 as compared to an increase in accounts receivable during 2002) and a decrease in income tax paid in 2003 of $10.4 million. This was partially offset by an increase in cash used in

Four Seasons Hotels Inc.

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ownership operations of $10 million and a decrease in cash contributed by management operations of $2.8 million, as compared to 2002 (reflecting the decrease in management operating earnings and increase in ownership operating loss discussed under “Operational and Financial Review and Analysis – Results of Operations”), and an increase in legal and enforcement costs of $4.5 million paid in 2003 in connection with our investments in the Four Seasons hotels in Caracas and Seattle as discussed under “Operational and Financial Review and Analysis – Results of Operations – Other Expense, Net”.

Financing Activities

In 2003, we received proceeds of $7.7 million relating to the exercise of options by employees to purchase 366,260 Limited Voting Shares, as compared to option exercise proceeds of $5.7 million in 2002 relating to the purchase of 225,465 Limited Voting Shares.

We paid $3.6 million in dividends during each of 2003 and 2002, based on a dividend policy of $0.11 per Limited Voting Share and $0.055 per Variable Multiple Voting Share per annum, paid semi-annually in January and July. We do not expect to change our dividend policy in 2004.

During 2003 we did not make any normal course purchases of our Limited Voting Shares. In 2002, we made normal course purchases of 337,600 Limited Voting Shares through the facilities of the Toronto Stock Exchange and the New York Stock Exchange for a total purchase price, including commissions, of $16.5 million.

Investing Activities

Long-Term Receivables

In 2003, we advanced $18.2 million, in the aggregate, as long-term receivables. These included: $7.3 million relating to Four Seasons Resort Costa Rica, which opened in 2004, $5.0 million relating to Four Seasons Residence Club Scottsdale at Troon North, $2.7 million relating to Four Seasons Hotel Buenos Aires and $2.3 million relating to the proposed development of a Four Seasons Residence Club in Sedona.

In 2003, we were repaid $11.8 million, in the aggregate, of our long-term receivables. These included: $4.6 million of our loan relating to the renovation of Four Seasons Hotel Bangkok (formerly The Regent Bangkok), $2.8 million of deferred incentive fees and $1.8 million of a loan that had been written off in a prior year.

In 2002, we advanced $32.3 million, in the aggregate, as long-term receivables. These included: $9.8 million relating to the proposed development of a Four Seasons Residence Club in Sedona, $7.2 million relating to Four Seasons Residence Club Scottsdale at Troon North, $4.6 million relating to a proposed development in Jerusalem, and $1.9 million relating to Four Seasons Hotel Caracas, which was fully provided for in 2002. See “Operational and Financial Review and Analysis – Results of Operations – Other Expense, Net”.

Investments in Hotel Partnerships and Corporations

To fund capital requirements in properties in which we have less than a 20% interest (primarily in properties under construction or development), we invested $18.0 million in 2003 ($7.1 million in 2002). The 2003 investments included $7.7 million related to Four Seasons Resort Costa Rica (which opened in January 2004), and $9.2 million related to Four Seasons Resort and Residence Club Jackson Hole (which opened in December 2003). In 2003, we also disposed of our equity interest in Four Seasons Olympic Hotel Seattle and our investment in preferred shares relating to Four Seasons Hotel London for total proceeds of $10.8 million. In addition, our 30.8% interest in Four Seasons Residence Club in Punta Mita was reduced to 19% during 2003 as a result of an investment in the project by a new shareholder.

In 2002, we advanced $7.1 million including $4.7 million related to Four Seasons Resort Costa Rica and $2.2 million related to the Four Seasons Resort and Residence Club Jackson Hole. In 2002, we disposed of our interest in vacant land in Toronto and realized net proceeds of $4.6 million.

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Investment in Management Contracts

We invested $1.8 million, in aggregate, in management contracts in 2003 ($1.2 million in 2002). The $1.8 million invested in 2003 and the $1.2 million invested in 2002 did not include any significant individual investments in management contracts.

Fixed Assets

Our capital expenditures were $19.3 million for the year ended December 31, 2003 and $13.9 million in the fourth quarter of 2003, as compared to $31.1 million and $21.8 million, respectively, for the same periods in 2002. During the fourth quarter of 2003, we purchased land in Toronto for $11.2 million relating to our corporate office expansion.

In addition, in the fourth quarter of 2002, we purchased land in Orlando for $17.6 million (including costs relating to the purchase) for the purpose of a future development of a Four Seasons resort and residential project with equity partners. It is our intention to identify the majority equity partners and secure non-recourse project debt before proceeding with this project. We intend to hold a minority equity position in, and to have long-term management rights for, the resort and residential project.

Outstanding Share Data

Designation	Outstanding as at March 8, 2004
Variable Multiple Voting Shares[1]		3,832,172
Limited Voting Shares		31,440,620
Options to acquire Limited Voting Shares:
Outstanding		5,801,297
Exercisable		2,923,601
Convertible notes[2]	US$	210.3 million	[3]

[1]	Convertible into Limited Voting Shares at any time at the option of the holder on a one-for-one basis.

[2]	Subject to adjustment in certain circumstances, each US$1,000 principal amount of notes is convertible, at the option of the holder, into 5.284 Limited Voting Shares (3,463,155 Limited Voting Shares in aggregate). We have the right to acquire notes that are tendered for conversion for cash equal to the then fair market value of the underlying Limited Voting Shares. See “Liquidity and Capital Resources – Convertible Notes”.

[3]	This amount is equal to the issue price of the convertible notes plus accrued interest calculated at 4.5% per annum.

Financial Instruments

Foreign Exchange Forward Contracts

We use derivative financial instruments in the management of our foreign currency exposures, when appropriate. We do not use derivative financial instruments for trading or speculative purposes.

As at December 31, 2003, we had sold forward US$50 million at a weighted average forward exchange rate of 1.61 (2002 –US$107.1 million at a weighted average forward exchange rate of 1.60), under 24 forward contracts (2002 – 49 forward contracts) maturing over a 12-month period (2002 – 24-month period). These contracts oblige us to sell specific amounts of foreign currencies at set future dates at predetermined exchange rates.

Because a significant portion of our revenues is derived in foreign currencies (primarily US dollars) and expenditures we incur for our management operations are denominated primarily in Canadian dollars, we enter into foreign exchange forward contracts from time to time to protect ourselves in the event of a strengthening Canadian currency. We estimate future foreign currency cash flows on an ongoing basis, based on our projections of foreign currency-denominated management fees and other transactions. We negotiate foreign exchange forward contracts in proportion to the magnitude and timing of these cash flows. For a description of foreign currency-related risks, see “Operating Risks – Currency Exposure”. We are also subject to credit risks related to the counterparties to our foreign exchange forward contracts. All contracts at December 31, 2003 are with a large US financial institution.

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management’s
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We enter into hedges of our foreign currency exposures on foreign currency-denominated long-term receivables and other monetary assets by entering into offsetting foreign exchange forward contracts, when it is deemed appropriate. As at December 31, 2003 and 2002, we did not have any significant contracts of this nature, as substantially all forward contracts were designated as revenue hedges.

Foreign exchange translation gains and losses on foreign exchange forward contracts used to hedge anticipated foreign currency-denominated revenues are recognized as an adjustment of the revenues when the revenues are recorded, and the portion of the premium or discount on the contract relating to the period prior to recognition of the revenues is also recognized as an adjustment of the revenues when they are recorded. The portion of the premium or discount on the contract that relates to the resulting accounts receivable is amortized as an adjustment of interest expense over the remaining term of the contract. Realized and unrealized gains or losses associated with contracts, which have been terminated or cease to be effective prior to maturity are deferred under other current or non-current assets or liabilities on our balance sheet and recognized in income in the period in which the associated revenue is recognized.

Other Financial Instruments

In addition to the foreign exchange forward contracts, we have the following financial instruments at December 31, 2003: cash equivalents (see “Liquidity and Capital Resources”), long-term receivables (see “Balance Sheet Review and Analysis – Long-Term Receivables”), convertible notes (see “Liquidity and Capital Resources – Convertible Notes”) and short-term financial instruments, including current receivables and current accounts payable.

Fair Value of Financial Instruments

The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a transaction between willing parties, other than a forced or liquidation sale. These estimates, although based on the relevant market information about the financial instrument, are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

As cash equivalents, current receivables, current accounts payable and certain other short-term financial instruments are all short-term in nature, their carrying amounts approximate fair values. The fair value of our convertible notes is based on market quotes obtained from one of our financial advisors. The fair value of foreign exchange forward contracts is estimated from quotes obtained from our counterparties for the same or similar financial instruments.

We do not have plans to sell loans receivable to third parties and we expect to realize or settle them in the ordinary course of business. The fair values of these instruments cannot be reasonably estimated because no active and liquid market exists for these instruments, and a market rate of interest (for instruments having similar terms and characteristics) that is required to be used in estimation techniques, such as discounted cash flow analysis, cannot reasonably be determined due to the unusual terms of these instruments.

The fair values of our financial instruments are as follows:

(In millions of dollars)	Estimated fair value	Carrying amount
2003:
Convertible notes[1]	$(289.0)	$(273.4)
Foreign exchange forward contracts	15.0	0.6
2002:
Convertible notes[1]	(307.0)	(283.9)
Foreign exchange forward contracts	(0.3)	(0.8)

[1]	The carrying amount of the convertible notes includes the amounts allocated to both long-term obligations and shareholders’ equity. It excludes, however, the offering expenses and underwriters’ commission related to the shareholders’ equity component of the notes of $6.9 million, which are recorded in shareholders’ equity.

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management’ s discussion and analysis (continued)

Off-Balance Sheet Arrangements

In addition to the financial instruments discussed above we have various off-balance sheet arrangements, the most significant of which are discussed below.

Guarantees and Commitments

As at December 31, 2003, we have provided certain guarantees and have other commitments in connection with properties under our management, including three bank guarantees in respect of three projects totalling a maximum of $29.1 million. We have a lease commitment in respect of Four Seasons Hotel London, as well as a lease commitment in respect of Four Seasons Hotel Prague (see notes 12(a) and 12(c), respectively, to our consolidated financial statements). In addition, we have three other commitments totalling $7.8 million that relate primarily to Four Seasons Hotel Caracas and Four Seasons Residence Club Scottsdale at Troon North. We also have guaranteed certain obligations of various directors, officers and employees in the aggregate amount of $384,000, all of which were entered into before 2002.

To the extent we are called upon to honour any one of these commitments, we generally have either the right to be repaid from hotel operations and/or have various forms of security or recourse to the owner of the property. We do not anticipate funding any amount pursuant to these commitments during 2004, and no amount has been recorded in our consolidated financial statements in respect of these commitments. Our assessment of our potential liability for such matters could change as a result of, among other things, the associated risks and uncertainties.

Indemnities

Disposition Indemnification Arrangements

In connection with the sale of all or a part of our interest in a property, we may agree to provide an indemnity against claims relating to breaches of specific covenants or representations and warranties. The maximum amount of the indemnification in these transactions is generally limited to the purchase price paid for the interest being purchased. The nature of these indemnities prevents the calculation of an exact amount that may be payable to the indemnified parties. In the context of two dispositions, we received indemnity agreements in our favour for our guarantee obligations that remained in place notwithstanding the disposition. We believe that the indemnification agreements in our favour should fully indemnify us for any possible payment under these existing guarantees.

Director and Officer Indemnification Arrangements

To the extent permitted by law, we indemnify individuals that are, or have been, directors or officers against certain claims that may be made against them as a result of their being, or having been, a director or officer at our request. We have purchased directors’ and officers’ liability insurance that may be available in respect of certain of these claims.

Other Indemnification Arrangements

In the ordinary course of our business, we enter into other agreements with third parties that may contain indemnification provisions pursuant to which the parties to the agreements agree to indemnify one another if certain events occur (such as, but not limited to, changes in laws and regulations or as a result of litigation claims or liabilities that arise in respect of tax or environmental matters).

The terms of our indemnification provisions vary based on the contract, which (together with the fact that any amounts that could be payable would be dependent on the outcome of future, contingent events, the nature and likelihood of which cannot be determined at this time) precludes us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. We believe that the likelihood that we would incur significant liability under these obligations is remote. Historically, we have not made any significant payments under such indemnifications. No amount has been recorded in the consolidated financial statements with respect to these indemnification provisions. Our assessment of our potential liability could change in the future as a result of currently unforeseen circumstances.

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Looking Ahead

Our business plan objectives for 2004 continue to focus on those aspects of the business that we believe provide the greatest potential for maximizing shareholder value by, among other things, contributing to long-term cash flow and enhancing our market position and brand, including continued opening of new Four Seasons properties, maintaining and enhancing market share, maintaining room rates and increasing the RevPAR and profitability of the properties we manage.

In addition to Four Seasons Resort Costa Rica, which opened in January 2004, we expect to open eight new hotels and resorts in 2004 or the early part of 2005. The average term of the management contracts for these eight properties is 62 years, and these management contracts are expected to provide us with significant long-term fee income. For a discussion of our capital commitments in connection with these projects. See “Four Seasons Portfolio – Properties under Construction or Development”.

One of our objectives is to be recognized as the operator of the finest hotel in every market in which we operate. A key measurement of this objective is market share premium. In spite of the economic downturn, we believe that we have maintained or enhanced market share in almost all of the locations in which we operate. As an example, as calculated by Smith Travel Research, where 100 represents fair revenue market share, we improved our market share in the US market from 122 in 2001 and 2002, to 126 in 2003. The objective for 2004 is to maintain or enhance this market share premium, while maintaining or increasing room rates.

We believe that maintaining room rates is one of the most important factors in being well-positioned for the increase in travel demand that is expected to occur with global economic recovery. Over the past three years, we have been generally successful at increasing room rates from the levels achieved in 2000 without sacrificing occupancy to our competitors. During 2004, we intend to focus on maintaining our value arrangement with our guests by continuing to deliver our exceptional quality of service, while at the same time controlling costs and generally maintaining or increasing room rates. We also intend to focus on establishing a market leadership position and rate premiums at each of the nine new Four Seasons hotels and resorts that opened over the past 24 months and the eight new Four Seasons projects that are expected to open in 2004 or early in 2005.

Travel trends have continued to improve early in the first quarter of 2004. Although January is a historically weak period for business travel, our worldwide RevPAR for the month increased nearly 8% on a US dollar basis, as compared to January 2003. The Europe/Middle East segment realized the strongest improvements in occupancy during January 2004. In January, we continued to realize higher achieved room rates in each of the geographic regions of operation. This is consistent with the continued improvement in economic indicators for most of the major global economies. At this time, we expect to see these positive demand trends and pricing improvements continue through the first quarter of 2004.

We expect that the improving economic environment should translate into continued improvement in travel demand, particularly business travel. We also expect that leisure travel demand, which overall has been more resilient in the past few years than business travel, will remain stable. On a full-year basis, we continue to expect our average daily room rates for 2004 to meet or exceed the rates achieved in 2003. We also expect our business model to perform at or above industry levels consistent with past experience.

A part of our business strategy is to invest a portion of available cash to obtain new management agreements or enhance existing management arrangements. These investments or advances will only be made where we expect our overall economic return to justify the investment or advance. In this context, we also assess the long-term value that we anticipate that the investment or advance will contribute to our brand. During the year ended December 31, 2003, we made investments in a variety of projects, including Costa Rica, Buenos Aires, Jackson Hole, Whistler and Scottsdale Residence Club. For the quarter and year ended December 31, 2003, we funded $5.2 million and $42.6 million, respectively, in management opportunities, including amounts advanced as loans receivable, investment in hotel partnerships and investment in management contracts ($26.7 million and $56 million, respectively, for the same periods in 2002). We currently expect to fund in the range of US$50 million to US$60 million in 2004 in management opportunities such as Geneva, Hampshire and Palo Alto, and these amounts may be augmented by additional investments in other properties if appropriate opportunities become available.

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management’ s discussion and analysis (continued)

Four Seasons Portfolio

Description of Hotels , Resorts and Residence Clubs

The following table provides an overview of the properties that we currently manage:

	Approximate		Approximate
	number of rooms/units		equity interest[1]
United States
Four Seasons Hotel Atlanta, Georgia	244		—
Four Seasons Hotel Austin, Texas	291		—
Four Seasons Resort Aviara, California	329		7.3%[2]
Four Seasons Residence Club Aviara, California	120		7.3%[2]
The Regent Beverly Wilshire (Beverly Hills), California	395		—
Four Seasons Biltmore Resort (Santa Barbara), California	213		—
Four Seasons Hotel Boston, Massachusetts[3]	272		—
Four Seasons Hotel Chicago, Illinois	343		—
The Ritz-Carlton Hotel Chicago, Illinois	435		—
Four Seasons Hotel Houston, Texas[3]	404		—
Four Seasons Resort Hualalai at Historic Ka’upulehu, Hawaii	243		—
Four Seasons Resort Jackson Hole, Wyoming[3]	124		10%[2]
Four Seasons Residence Club Jackson Hole, Wyoming	16	[4]	10%[2]
Four Seasons Resort and Club Dallas at Las Colinas, Texas	357		—
Four Seasons Hotel Las Vegas, Nevada	424		—
Four Seasons Hotel Los Angeles, California	285		— [5]
Four Seasons Resort Maui at Wailea, Hawaii	377		—
Four Seasons Hotel Miami, Florida	221		4.5%[2]
Four Seasons Hotel Newport Beach, California	295		—
Four Seasons Hotel New York, New York	368		—
Four Seasons Resort Palm Beach, Florida	210		—
Four Seasons Hotel Philadelphia, Pennsylvania	364		—
The Pierre in New York, New York	201	[6]	100%[7]
Four Seasons Hotel San Francisco, California[3]	277		—
Four Seasons Resort Scottsdale at Troon North, Arizona	210		3.9%[2,5,8]
Four Seasons Residence Club Scottsdale at Troon North, Arizona	44		71%[2,5,9]
Four Seasons Hotel Washington, District of Columbia	263		—
Other Americas/Caribbean
Four Seasons Hotel Buenos Aires, Argentina	158		—
Four Seasons Hotel Caracas, Venezuela [3,10]	212		— [5]
Four Seasons Resort Carmelo, Uruguay	44		—
Four Seasons Resort Costa Rica at Peninsula Papagayo, Costa Rica[3]	153		11.9%[7]
Four Seasons Resort Great Exuma at Emerald Bay, The Bahamas[3]	183		—
Four Seasons Hotel Mexico City, Mexico	240		—
Four Seasons Resort Nevis, West Indies [3]	196		—
Four Seasons Resort Punta Mita, Mexico[3]	140		—
Four Seasons Hotel Toronto, Ontario, Canada	380		—
Four Seasons Hotel Vancouver, British Columbia, Canada	376		100%[7]

[1]	In the ordinary course, we make investments in, or advances in respect of or to owners of, properties to obtain new management agreements or to enhance existing management agreements where we believe the overall economic return to us will justify the investment or advance. We generally seek to limit our total long-term capital exposure to no more than 20% of the total equity required for a property. For a description of our investments in, or advances in respect of or to owners of properties, and other commitments in respect of existing properties, including the equity investments listed in this chart. See “Balance Sheet Review and Analysis” and “Liquidity and Capital Resources”.

[2]	Freehold interest.

[3]	This project includes, or is expected to include, a Four Seasons Residence Club or a Four Seasons branded residential component.

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	Approximate	Approximate
	number of rooms/units	equity interest[1]
Asia/Pacific
Four Seasons Resort Bali at Jimbaran Bay, Indonesia	147	—
Four Seasons Resort Bali at Sayan, Indonesia[3]	60	—
Four Seasons Hotel Bangkok, Thailand [11]	340	—
Four Seasons Resort Chiang Mai, Thailand [11]	80	—
The Regent Jakarta, Indonesia[3]	365	2%[2,12]
The Regent Kuala Lumpur, Malaysia	468	—
Four Seasons Resort Maldives at Kuda Huraa, Maldives	106	—
Four Seasons Hotel Shanghai, People’s Republic of China	439	21.2%[2,5,9]
Four Seasons Hotel Singapore, Singapore	254	—
The Regent Singapore, Singapore	441	—
Four Seasons Hotel Sydney, Australia	531	15.2%[7]
Grand Formosa Regent Taipei, Taiwan	538	—
Four Seasons Hotel Tokyo at Chinzan-so, Japan	283	—
Four Seasons Hotel Tokyo at Marunouchi, Japan	57	—
Europe/Middle East
Four Seasons Hotel Amman, Jordan	193	8%[2]
Four Seasons Hotel Berlin, Germany	204	100%[7]
Four Seasons Hotel Cairo at The First Residence, Egypt [3]	269	—
Four Seasons Hotel Dublin, Ireland	259	—
Four Seasons Hotel Istanbul, Turkey	65	— [13]
Four Seasons Hotel The Ritz Lisbon, Portugal	282	—
Four Seasons Hotel Canary Wharf, England	142	— [14]
Four Seasons Hotel London, England	220	12.5%[5,7,15]
Four Seasons Hotel Milan, Italy	118	—
Four Seasons Hotel George V Paris, France	245	—
Four Seasons Hotel Prague, Czech Republic	161	— [5]
Four Seasons Hotel Riyadh, Saudi Arabia	249	—
Four Seasons Resort Sharm el Sheikh, Egypt [3]	136	—

[4]	Four Seasons Residence Club Jackson Hole, Wyoming may have up to 40 units at full build out.

[5]	In addition to providing management services to this property, we have a funding commitment in respect of this property. See “Off-Balance Sheet Arrangements – Guarantees and Commitments”.

[6]	Includes approximately 30 cooperative suites leased from individual owners and operated as hotel rooms.

[7]	Leasehold interest.

[8]	We have a preferred profits interest derived from a previously existing subordinated loan to the resort or property of approximately US$10.6 million plus a loan to the hotel in the amount of US$5.6 million, which may be increased to reflect amounts funded for completion of the resort or property.

[9]	We anticipate that we will reduce our equity interest through a sale to a third party.

[10]	We are in a dispute with the owner of Four Seasons Hotel Caracas regarding a variety of matters relating to the completion and ongoing operation of the hotel. See “Operational and Financial Review and Analysis – Results of Operations – Other Expense, Net”.

[11]	The Regent Bangkok and The Regent Chiang Mai were re-branded as Four Seasons Hotel Bangkok and Four Seasons Resort Chiang Mai effective December 15, 2003.

[12]	The hotel was closed for repairs required due to extensive flooding during the first quarter of 2002, and reopened on August 4, 2003.

[13]	Subject to satisfaction of certain conditions, we may acquire an 18% leasehold interest in conjunction with a proposed expansion and renovation of Four Seasons Hotel Istanbul.

[14]	We have made a loan of £3 million, which is convertible into an equity interest in the hotel on the occurrence of certain events.

[15]	Four Seasons Hotels Limited (“FSHL”) is the tenant of the land and premises constituting Four Seasons Hotel London. FSHL has entered into a sublease of the hotel with the entity on whose behalf we manage the hotel. The annual rent payable by FSHL under the lease is the same as the annual rent that is payable by the sub-tenant pursuant to the sublease. Indirectly, we now hold a 12.5% ownership interest in the sub-tenant.

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management’ s discussion and analysis (continued)

Properties under Construction or Development

We currently have 26 properties under construction or development that are to be operated under the Four Seasons name. We expect nine of those properties to include a Residence Club or other residential branded component. The following table provides an overview of these properties:

					Capital
					commitment
	Approximate	Total capital			not yet funded as
	number of	commitment			at March 5, 2004
Hotel/resort/Residence Club and location[1,2]	rooms/units	(in millions)			(in millions)
Scheduled 2004/2005 openings
Four Seasons Hotel Gresham Palace Budapest, Hungary	175		€11.2			—
Four Seasons Hotel Nile Plaza, Cairo, Egypt [3]	365	US$	5			—
Four Seasons Hotel Damascus, Syria	300	US$	5		US$	5
Four Seasons Hotel Doha, Qatar	235	US$	4	[4]	US$	4
Four Seasons Hotel Geneva, Switzerland	110	US$	19		US$	19
Four Seasons Hotel Hampshire, England	135		£17.6	[5]		£17.6
Four Seasons Hotel Hong Kong, Hong Kong [3]	390		—			—
Four Seasons Hotel Istanbul at the Bosphorus, Turkey	170	US$	9.5	[6]	US$	9
Four Seasons Resort Lanai at Koele, Hawaii, USA	100		—			—
Four Seasons Resort Lanai at Manele Bay, Hawaii, USA	250		—			—
Four Seasons Resort Langkawi, Malaysia	90		—			—
Four Seasons Hotel Palo Alto, California, USA	200	US$	6.7		US$	6.7
Four Seasons Resort Provence at Terre Blanche, France	115		—			—
Four Seasons Resort Whistler, British Columbia, Canada[7,9]	240	C$	30	[5]	C$	28
Four Seasons Private Residences Whistler, British Columbia, Canada[7,8]	35		—			—
Beyond 2005
Four Seasons Hotel Alexandria, Egypt [3]	120		—			—
Four Seasons Hotel Baltimore, Maryland, USA[3]	200	US$	5		US$	5
Four Seasons Hotel Beirut, Lebanon	230	US$	5		US$	5
Four Seasons Resort Bora Bora, French Polynesia	100	US$	6.5	[4]	US$	6.5
Four Seasons Hotel Florence, Italy	115		€10	[4]		€10
Four Seasons Hotel Kuwait City, Kuwait	225		—			—
Four Seasons Hotel Mumbai, India	200		—			—
Four Seasons Resort Puerto Rico, Puerto Rico [3]	250	US$	10		US$	10
Four Seasons Residence Club Punta Mita, Mexico [10]	35	US$	36.8		US$	35.8

[1]	Information concerning hotels, resorts and Residence Clubs or other residential branded components under construction or under development is based upon agreements and letters of intent and may change prior to the completion of the project. We have estimated the dates of scheduled openings based upon information provided by the various developers. There can be no assurance that the dates of scheduled openings will be achieved, that estimated capital commitments will not change or that these projects will be completed. In particular, where a property is scheduled to open near the end of a year there is a greater possibility that the year of opening could be changed.

[2]	We have made an investment in Orlando, which we expect to include a Four Seasons Residence Club and/or a Four Seasons branded residential component. The financing for this project has not yet been completed and therefore a scheduled opening date cannot be established at this time. We have also made an investment in Sedona at Seven Canyons in Arizona in connection with a potential Residence Club. The developer is working on a plan to finalize that project, however, there is no certainty that it will come to fruition as a Four Seasons property.

[3]	We expect this project to include a Four Seasons Residence Club and/or a Four Seasons branded residential component.

[4]	All or a portion of the capital commitment is to be provided by way of an operating deficit loan that may or may not be required to be funded. In the case of Four Seasons Hotel Doha, Four Seasons Hotel Florence and Four Seasons Resort Bora Bora, we do not expect the operating deficit loans that we are to provide to exceed US$4 million, €10 million and US$4 million, respectively, if they are funded.

[5]	In the case of Four Seasons Hotel Hampshire and Four Seasons Resort Whistler, we have letters of credit securing a portion of the capital commitment expected to be funded.

[6]	This capital commitment relates to our purchase of an equity interest in Four Seasons Hotel Istanbul at the Bosphorus as well as Four Seasons Hotel Istanbul.

[7]	This project is a condominium hotel that will be subject to a mandatory rental pool that we will manage and operate.

[8]	Four Seasons Private Residences Whistler are under development adjacent to Four Seasons Resort Whistler.

[9]	We anticipate that we will reduce our equity interest through a sale to a third party.

[10]	Four Seasons Residence Club Punta Mita remains under development adjacent to Four Seasons Resort Punta Mita.

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management’s
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Three-Year Review

(In thousands of dollars except per share amounts)	2003[1]	2002[2]	2001[3]
Statements of Operations Data
Consolidated revenues[4]	$268.4	$284.7	$303.1
Management operations:
Revenues	$149.8	$147.9	$160.7
Management earnings before other operating items	79.5	82.0	95.3
Ownership operations:
Revenues	123.2	141.3	147.5
Distribution from hotel investments	0.2	1.3	1.5
Ownership earnings (loss) before other operating items	(30.1)	(19.6)	(10.2)
Earnings before other operating items	49.5	62.4	85.0
Depreciation and amortization	(15.0)	(14.8)	(16.2)
Other income (expense), net[5]	(25.8)	(22.9)	30.7
Earnings from operations[6]	8.7	24.7	99.5
Interest income, net	3.4	3.2	6.7
Earnings before income taxes[7]	12.0	27.9	106.2
Income tax expense	(6.6)	(6.7)	(19.7)
Net earnings	$5.4	$21.2	$86.5
Earnings per share:
Basic	$0.15	$0.61	$2.48
Diluted	$0.15	$0.59	$2.27
Weighted average number of shares (millions):
Limited Voting Shares	31.1	31.1	30.9
Variable Multiple Voting Shares	3.9	4.0	4.0
Cash Flow Data
Cash provided by operations	$66.0	$41.8	$75.5
Cash provided by (used in) financing	3.9	(13.3)	(103.7)
Cash provided by (used in) capital investments	(40.1)	(74.3)	19.0
Balance Sheet Data
Cash and cash equivalents	$170.7	$165.0	$210.4
Total assets	946.7	991.4	980.4
Long-term obligations	120.1	129.1	119.4
Shareholders’ equity	765.5	801.2	810.1
Other Data
Total revenues of all managed hotels and resorts[8]	$2,600.4	$2,845.4	$2,805.9
Management operating margin[9]	53.1%	55.4%	59.3%
Management earnings before other operating items as a percentage of earnings before other operating items	160.8%	131.4%	112.0%
EBITDA[10]	$49.5	$62.4	$85.0
Market price per share at year-end	$66.33	$44.40	$74.68
Cash dividends declared per share:
Limited Voting Shares	$0.11	$0.11	$0.11
Variable Multiple Voting Shares	$0.055	$0.055	$0.055
Shares outstanding (millions):
Limited Voting Shares	31.4	30.9	31.0
Variable Multiple Voting Shares	3.8	4.0	4.0
Market capitalization at year-end	$2,337.6	$1,548.5	$2,612.9
Employees[11]	28,640	27,720	25,850

Four Seasons Hotels Inc.

management’s discussion and analysis (continued)

[1]	In December 2003, the CICA amended Section 3870 of its Handbook to require entities to account for employee stock options using the fair value-based method, beginning January 1, 2004. In accordance with one of the transitional alternatives permitted under amended Section 3870, we have prospectively adopted the fair value-based method to all employee stock options granted on or after January 1, 2003. Accordingly, options granted prior to that date continue to be accounted for using the settlement method, and results for the year ended December 31, 2001 and 2002 have not been restated. The prospective application of adopting the fair value-based method effective January 1, 2003 resulted in a decrease in net earnings of $0.9 million and a decrease in basic and diluted earnings per share of $0.03 and $0.02, respectively, for the year ended December 31, 2003.

[2]	Effective January 1, 2002, we adopted the new accounting standard for goodwill and other intangible assets as established by the CICA. In accordance with the new standard, the reported results for previous years have not been restated.

[3]	In 2001, we sold our 25% interest in The Regent Hong Kong for a gain of $24 million and ceased managing that property. We also disposed of our interest in Four Seasons Hotel Prague for a gain of $6.4 million. Since 2001, we have added nine Four Seasons managed properties to our portfolio.

[4]	Consolidated revenues are comprised of revenues from management operations, revenues from ownership operations and distributions from hotel investments, less fees from ownership operations to management operations.

[5]	Other income (expense), net is comprised of foreign exchange gain (loss), gain (loss) on sale of investments, recovery of (provision for) loss, legal and enforcement costs, decline in the cash surrender value of life insurance policies, loss on redemption of debt and restructuring charges.

[6]	Earnings from operations represent earnings before other operating items less (i) depreciation and amortization plus (ii) other income less (iii) other expense.

[7]	Earnings before income taxes represent earnings from operations plus (i) interest income less (ii) interest expense.

[8]	Total revenues of all managed hotels and resorts consist of rooms, food and beverage, telephone and other revenues of all the hotels and resorts that we manage.

[9]	Management operating margin is equal to management earnings before other operating items divided by management revenues.

[10]	EBITDA is equal to net earnings plus (i) income tax expense plus (ii) interest expense less (iii) interest income plus (iv) other expense less (v) other income plus (vi) depreciation and amortization. EBITDA is the same as earnings before other operating items. EBITDA is not intended to represent cash flow from operations, as defined by Canadian generally accepted accounting principles, and EBITDA should not be considered as an alternative to net earnings, cash flow from operations or any other measure of performance prescribed by GAAP. Our EBITDA may also not be comparable to EBITDA used by other companies, which may be calculated differently. EBITDA is included because we believe it can be useful in measuring our ability to service debt, fund capital expenditures and expand our business.

[11]	We directly employ, and are financially responsible for, approximately 440 people at our various corporate offices, worldwide sales offices and central reservations offices. In addition, there are approximately 28,200 employees located at the 61 hotels and resorts and three Residence Clubs that we manage. All costs relating to these property-based employees, including wages, salaries and health and insurance benefits, are the responsibility of the property owners and are generally paid out of the operating cash flow of the property.

Four Seasons Hotels Inc.

management’s
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Operating Risks

Our business is subject to many risks and uncertainties, including those discussed below.

Geopolitical, Economic and Lodging Industry Conditions

We focus exclusively on the luxury segment of the lodging industry, which is subject to operating risks inherent in the industry. These risks include, among other things:

•	changes in general, local and industry-specific economic and financial conditions, such as the airline industry,

•	periodic overbuilding in the industry or a specific market,

•	varying levels of demand for rooms and related services (including food and beverage and function space),

•	competition from other properties,

•	changes in travel patterns,

•	the recurring need for renovation, refurbishment and improvement of hotel and resort properties,

•	changes in wages, benefits, prices, construction and maintenance, insurance and operating costs that may result from inflation or otherwise,

•	government regulations,

•	changes in taxes and interest rates,

•	currency fluctuations,

•	the availability and cost of financing for operating or capital requirements,

•	natural disasters,

•	extreme weather conditions,

•	labour disputes,

•	contagious illness outbreaks (such as SARS), and

•	war, civil unrest, terrorism, international conflict and political instability, and their resulting effects on travel.

We operate and own luxury hotels and resorts and Residence Clubs and other branded residential projects in many areas of the world and our revenues are dependent upon the results of the individual properties. The conditions listed above can have, and have from time to time had, a significant adverse impact upon individual properties or particular regions. A period of economic recession or downturn in any of the world’s primary outbound travel markets could materially and adversely affect, and have from time to time materially and adversely affected, our business, results of operations and financial condition, including fee revenue and ownership earnings. An economic downturn generally affects ownership results to a significantly greater degree than management results due to the high fixed costs associated with hotel ownership.

Competition

The luxury segment of the hotel and resort industry is subject to intense competition, both for guests and for the acquisition of new management agreements. Competition for guests arises primarily from other luxury hotel chains, individual luxury hotels and resorts and a limited number of luxury properties operated by larger hotel chains. That competition is primarily based on, among other things, brand name recognition, location, room rates and quality of service and accommodations. Demographic, geographic and other changes in specific market conditions could materially and adversely affect the convenience or desirability of the locales in which hotels and resorts that we manage are located.

We compete for management opportunities with other hotel operators. We believe that our ability to obtain management agreements is based primarily on the value and quality of our management services, brand name recognition and the economic advantages to the hotel owner of retaining our management services and using our brand name. We also believe that an owner’s assessment of the economic advantages of retaining our management services and using our brand name is, in part, a function

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management’s discussion and analysis (continued)

of the success of the hotels and resorts currently under management by us. Competitive factors also include relationships with hotel owners and investors, marketing support, reservation system capacity and the ability to make investments that may be necessary to obtain management agreements. Our failure to compete successfully for expansion opportunities or to attract and maintain relationships with current hotel owners could materially and adversely affect our business, results of operations and financial condition.

Dependence on Management Agreements

Management agreements expire and are renegotiated in the ordinary course, and may in certain circumstances be subject to termination upon the occurrence of specified events. Failure to obtain new management agreements or maintain existing management agreements could materially and adversely affect our business, results of operations and financial condition. We manage hotels and resorts for various owners subject to the terms of each property’s management agreements. Those agreements generally can be terminated by the non-defaulting party upon default in payment or unremedied failure to comply with the terms of the agreements unless, in most cases, such default or unremedied failure was caused by typical force majeure events. Most of the management agreements are subject to performance tests that, if not met, could allow the agreements to be terminated by the owner prior to the expiration of their respective terms. The failure to maintain the standards specified in the agreement or to meet the other terms and conditions of an agreement could result in the loss or cancellation of a management agreement. Typically, but not in all cases, we have certain rights to cure a default to avoid termination. Substantially all of the management agreements include typical force majeure events, which, if they were to occur would prevent the termination of the management agreements. Some management agreements also can be terminated subject to a payment to us if the property is sold by the owner to a new owner who does not wish to retain the existing agreement.

In the event of bankruptcy involving a property and foreclosure, a management agreement may be terminated in most jurisdictions, unless the lender has executed a non-disturbance agreement that is enforceable under applicable bankruptcy laws. We generally have non-disturbance agreements with the lenders to owners of hotels and resorts that we manage. Where no non-disturbance agreement is in place or where it is not enforceable under applicable bankruptcy laws, the risk of loss of a management agreement increases where debt that cannot be serviced adequately is incurred by the owner at the property level. In some jurisdictions, particularly in the United States, management agreements have been construed by courts to create an agency relationship that is terminable by the owner, notwithstanding any provision of the agreement that purports to make the agreement not terminable under such circumstances. In such circumstances, we would generally have an unsecured claim for breach of contract against the owner of the hotel or its trustee in bankruptcy.

Management agreements for hotels and resorts we manage currently have remaining terms (including extension periods at our election) averaging approximately 52 years. Renewal of management agreements at the end of their term is the subject of negotiation between us and the relevant owners. There can be no assurance that any particular management agreement or agreements will be renewed or with respect to the terms and conditions of any renewal.

Dependence on Property Owners

As a result of our strategic decision to focus on management as opposed to ownership of hotel and resort properties, our growth opportunities are dependent in part on our ability to establish and maintain satisfactory relationships and enhance those relationships with existing and new property owners. Those growth opportunities are also dependent on access to capital by these investors. In 2003, no owner had interests in any combination of hotels, resorts and Residence Club properties managed by Four Seasons that represented in excess of 10% of our total consolidated revenues. A failure by us to maintain satisfactory relationships with any owner or owners of a significant number of properties could have a material adverse effect on our business, results of operations and financial condition.

Risk Associated with Expansion, Growth and New Construction

An element of our business strategy is to increase the number of hotels and resorts under management. That expansion is dependent upon a number of factors, including the identification of appropriate management opportunities, competing

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management’s
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successfully for the management agreements relating to those opportunities, availability of financing for new developments and timely completion of construction of new hotels and resorts (or the refurbishment of existing properties) that are, or are to be, managed by us.

From time to time, the hotel industry has experienced periods during which financial institutions generally have been reluctant to provide financing for the construction of real estate properties, including hotels and resorts. However, there can be no assurance that we will be able to obtain financing for projects or that the terms on which such financing can be obtained will be acceptable to us. The inability to obtain financing for a project could cause cancellation of, or short-term interruption in, the progress or completion of properties under construction or development.

Additionally, any construction project entails significant construction risks that could delay or result in a substantial increase in the cost of construction. The opening of newly constructed properties, in particular, is contingent upon, among other things, receipt of all required licences, permits and authorizations, including local land use permits, building and zoning permits, health and safety permits and liquor licences. Changes or concessions required by regulatory authorities could also involve significant additional costs and delays or prevent completion of construction or opening of a project. As a result of the global nature of our business, these regulatory matters arise in a number of jurisdictions, many of which have distinctive regulatory regimes.

Investments in and Advances to Managed and Owned Properties

We have made investments in, and/or advances in respect of or to owners of, several of the hotels and resorts that we manage, to enable us to acquire the management agreements for those properties or to enhance the terms of those agreements. Currently, we hold an ownership or leasehold interest in, or have made advances in respect of, 27 of the 61 hotels and resorts that we manage, including a 100% leasehold interest in each of Four Seasons Hotel Vancouver, The Pierre in New York and Four Seasons Hotel Berlin. We also have made, or expect to make in the near term, investments in, or advances in respect of or to owners of, 17 of the 26 properties under construction or development. In addition, we have an investment in three Four Seasons Residence Club properties, including an approximately 71% freehold interest in Four Seasons Residence Club Scottsdale at Troon North. The book value of total investments and advances as at December 31, 2003 was approximately $531 million.

In addition to the risks associated with operation of a hotel, we are subject to risks generally related to owning and leasing real estate in connection with these properties. These risks include, among others, adverse changes in general or local economic conditions, local real estate market conditions, property and income taxes, interest rates, the availability, cost and terms of financing, the financial stability of the property owner, liability for long-term lease obligations, the availability and costs of insurance coverage, the potential for uninsured casualty and other losses, the impact of present or future legislation or regulation (including those relating to the environment), adverse changes in zoning laws and other regulations, civil unrest, terrorism, war and political instability. In addition, these investments in real estate are relatively illiquid and our ability to dispose of our ownership interests, particularly our leasehold interests, in response to changes in economic or other conditions may be limited. Further, advances to owners of properties are typically subordinated and, in any event, may be subject to loss in the event of insolvency of the owner to which an advance was made. Any of these factors could result in material operating losses by us or a particular hotel or resort and possibly the whole or partial loss of our equity investment in the property or the inability to collect advances outstanding. Holding an interest in a hotel also introduces risks associated with funding of capital expenditures and incurring our proportionate share of any operating losses. Where cash and working capital reserves provided by hotel operations are insufficient, debt service, major repairs, renovations, refurbishments, alterations or other capital expenditures generally must be funded by the owners of the hotels and resorts, including us in some cases.

Debt Rating Risks

Our corporate rating is currently investment grade (BBB–) as rated by both Standard and Poor’s and Dominion Bond Rating Service. Our senior unsecured debt is currently rated by three debt rating agencies (Standard and Poor’s: BBB–; Moody’s: Bal; Dominion Bond Rating Service: BBB–(low)). As a result of current global economic and political events, it is possible that the rating agencies may downgrade the rating and/or outlook for many of the lodging companies, which would result in an increase

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management’s discussion and analysis (continued)

in our borrowing costs. In addition, pricing of any amounts drawn under our bank credit facilities (which are undrawn but under which US$28.1 million of letters of credit were issued at December 31, 2003) includes a spread to LIBOR ranging between 0.3% and 1%, depending upon the ratings from all three agencies and certain financial ratios.

Government Regulation

We are subject to laws, ordinances and regulations relating to, among other things, taxes, environmental matters, the preparation and sale of food and beverages, accessibility for disabled persons and general building and zoning requirements in the various jurisdictions in which we manage hotels and resorts. Owners and managers of hotels and resorts also may be subject to laws governing the relationship with employees, including minimum wage requirements, overtime, working conditions and work permit requirements. Compliance with these laws can affect the revenues and profits of hotels and resorts managed by us or could materially and adversely affect our business, results of operations and financial condition.

Four Seasons, as the current or previous owner or operator of certain hotels, could be liable for investigation and clean-up of contamination and other corrective or remedial action under various laws, ordinances and regulations relating to environmental matters. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the condition requiring environmental response and whether the party is currently or formerly the owner or manager of the property. The presence of contamination from hazardous or toxic substances, or the failure to properly remediate a contaminated property, may affect the ability to use the property for its intended purpose, to sell or rent the property, or to borrow using the property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances also may be liable for the cost of removal or remediation of substances at the disposal or treatment facility. In connection with the operation and ownership of various properties, we could be held liable for the cost of remedial action with respect to environmental matters. We are not aware of any potential material environmental liabilities for which we will be responsible with respect to any of the properties which we currently manage or previously had managed.

Pursuant to the management agreements to which we are a party, the owner is responsible for the costs and expenses of the employees at each hotel and for all costs, expenses and liabilities incurred in connection with the operation of the hotel, including compliance with government regulations. However, as the manager, we may be contingently liable for certain liabilities in respect of which we do not maintain insurance, including certain workers’ compensation claims, environmental liabilities and, in respect to hotels in the United States, claims arising under the Americans with Disabilities Act.

We generally obtain indemnities from the owners of the hotels that we manage in respect of these liabilities. The value of those indemnities is dependent upon, among other things, the financial condition of the owners who have provided them.

Political Risk

We currently manage and/or have an equity interest in hotels and resorts in 29 countries and currently have development plans to open hotels and resorts in ten additional countries around the world. In certain of these countries, from time to time, the related assets and revenues may be exposed to political and other risks associated with foreign investment. In some jurisdictions, at certain times, there may be a risk that we may have difficulty enforcing our contractual rights relating to our assets including our non-disturbance agreements and any security relating to our loan receivables if due process of law is not respected.

Insurance

All hotels and resorts managed by us are required to be insured against property damage, business interruption and liability at the expense of the owner of the property. Under these policies we are also typically insured against loss of fee income in the event of a temporary business interruption at any of the hotels and resorts that we manage. In addition, we obtain indemnities from the owners of the hotels and resorts that we manage in respect to damages caused by acts, omissions and liabilities of the employees of the property or of Four Seasons, other than damages resulting from certain actions of Four Seasons and certain senior management personnel. If we were held liable for amounts exceeding the limits of our insurance coverage or for claims outside the scope of that coverage or if the indemnities were insufficient for any reason, including as a result of the owner’s or indemnitor’s financial condition, our business, results of operations and financial condition could be materially and adversely affected.

Four Seasons Hotels Inc.

management’s
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Events of September 11, 2001 severely affected an already tightening insurance market. Premiums have increased and underwriters are imposing increasingly restrictive terms and conditions. All lines of coverage generally have been affected; however, commercial properties generally continue to be the most difficult to insure. Exposures for terrorism, cyber perils and toxic mould are now common exclusions.

Legal Proceedings

In the ordinary course of our business, we are named as a defendant in legal proceedings resulting from incidents taking place at properties we own or manage. We maintain comprehensive liability insurance and also require owners to maintain adequate insurance coverage. We believe such coverage to be of a nature and amount sufficient to ensure that we are adequately protected from suffering material financial loss as a result of such claims.

Currency Exposure

We have entered into management agreements with respect to hotels throughout the world and record sales and liabilities in the local currencies for many of these hotels. We report our results in Canadian dollars. However, our relevant currency risk is in US dollars, as more than half of our revenues and assets currently are US dollar denominated. As a result, our results and financial positions are affected by foreign exchange rate fluctuations and, most significantly, changes in the value of the US dollar through both translation risk (which is the risk that financial statements for a particular period or as of a certain date depend on the prevailing exchange rate of the various currencies against the US dollar) and transaction risk (which is the risk that the currency of costs and liabilities fluctuates in relation to the currency of revenues and assets, which may materially and adversely affect our business, results of operations and financial condition). With respect to the translation risk, the fluctuations of currencies against the Canadian dollar can be substantial, and our reported results could fluctuate materially and have fluctuated materially as a result of foreign exchange fluctuations.

We endeavour to match foreign currency revenues and costs, and assets and liabilities, to provide a natural hedge against translation and transaction risks, although there can be no assurance that these measures will be effective in the management of those risks. We also endeavour to manage our currency exposure through, among other things, the use of foreign exchange forward contracts. In addition, certain currencies are subject to exchange controls or are not freely tradeable and as a result are relatively illiquid. We attempt to minimize our foreign currency risk by monitoring our cash position, keeping fee receivables current, monitoring the political and economic climate and considering whether to insure convertibility risk in each country in which we manage a property. In certain hotels, the foreign currency risks are further mitigated by pricing room rates in US dollars. However, no assurances can be given as to whether our strategies relating to currency exposure will be successful or that foreign exchange fluctuations will not materially adversely affect our business, results of operations and financial condition.

Seasonality

Our hotels and resorts are affected by normally recurring seasonal patterns and, for most of the properties, demand is lower in December through March than during the remainder of the year.

Management operations are seasonal in nature, as fee revenues are affected by the seasonality of hotel and resort revenues and operating results. Urban hotels generally experience lower revenues and operating results in the first quarter, which has a negative impact on management revenues. However, this negative impact on management revenues generally is offset, to some degree, by increased travel to resorts in that quarter and may be offset to a greater extent as the portfolio of resort properties that we manage increases. In 2002, this normal seasonality was also affected by the delayed recovery in the global economy, and ongoing geopolitical concerns, which have continued to negatively affect business travel on a global basis. In addition, specific local events can cause, and from time to time have caused, unanticipated disruptions to the operations of certain of our properties.

Our ownership operations are particularly affected by seasonal fluctuations, with lower revenue, operating profit and cash flow in the first quarter; ownership positions typically incur an operating loss in the first quarter of each year. Typically, the fourth quarter is the strongest quarter for the majority of the hotels, although this was not true in 2001, as a result of the terrorist attacks in the United States, nor in 2002, as a result of the difficult economic environment and continued geopolitical instability.

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management’s discussion and analysis (continued)

Intellectual Property

In the highly competitive service industry in which we operate, we have a significant number of trade names, trademarks, service marks and logos, and significant time and effort are spent each year on surveillance, registration and protection of trade names, trademarks, service marks and logos. The loss or infringement of any of our trade names, trademarks, service marks and logos could have a material and adverse effect on our business, results of operations and financial condition.

Risks Associated with Residence Club Business

We currently operate three Residence Clubs. We are expanding our presence in the luxury segment of the interval and fractional ownership industry, with a number of other projects under development. Our ability to successfully develop and sell interests in Residence Clubs that are built, and the various fees earned by us from each Residence Club project, could be materially and adversely affected by one or any combination of the factors described in this “Operating Risks” section. Additionally, the laws of many jurisdictions in which we may sell interests in our Residence Clubs grant purchasers the right to rescind the purchase contract at any time within a statutory rescission period. Although we believe that we are in compliance in all material respects with applicable laws and regulations to which Residence Club marketing, sales and operations currently are subject, changes in these requirements or a determination by a regulatory authority that we are not in compliance could materially and adversely affect our business, results of operations and financial condition. Additionally, if a purchaser of an ownership interest in a Residence Club defaults, we may not recover the marketing, selling and general administrative costs related to that sale.

Dependence on Key Employees

Our success depends in part on our senior executives, who have an average of 22 years of experience with us. In particular, our senior management is responsible for the development and/or maintenance of ongoing relationships with new and existing investors in the properties that are managed by us. The unanticipated departure of individuals responsible for those relationships could have a material and adverse effect on, among other things, relationships affecting properties that are, or that may be, managed by us.

Critical Accounting Policies

The significant accounting policies used by us in preparing our consolidated financial statements are described in note 1 to our consolidated financial statements and should be read to ensure a proper understanding and evaluation of the estimates and judgments made by management in preparing those financial statements. Our consolidated financial statements are prepared in accordance with Canadian GAAP. We also prepare a reconciliation to United States generally accepted accounting principles, which is included as note 15 to the consolidated financial statements.

Inherent in the application of some of those policies is the judgment by management as to which of the various methods allowed under Canadian GAAP is the most appropriate to apply in our case. As well, management must make appropriate estimates at the time the financial statements are prepared.

Although all of the policies identified in note 1 to the consolidated financial statements are important in understanding the consolidated financial statements, the policies discussed below are considered by management to be central to understanding the financial statements because of the higher level of measurement uncertainties involved in their application.

Investments in other hotel partnerships and corporations (note 1(f) to the consolidated financial statements) are cost accounted when, among other things, we own less than a 20% interest in the project, we have no significant influence or the investment was acquired prior to May 1, 2003 with the intention that it be disposed of in the foreseeable future. See “Four Seasons Portfolio – Description of Hotels, Resorts and Residence Clubs” for our pro-rata share of these ownership interests.

Deferred charges are costs incurred during the negotiation, structuring and execution of new contracts relating to projects that, in management’s judgment, have a high probability of opening, which are deferred and capitalized on the balance sheet, as allowed under Canadian GAAP, and are expensed/amortized when the property is opened (note 1(h) to the consolidated financial statements).

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Use of estimates are required by management relating to the recoverability of our investments in (i) long-term receivables, (ii) hotel partnerships and corporations, (iii) management contracts, and (iv) trademarks and trade names (note 1(c) to the consolidated financial statements). Management must estimate and make assumptions about future hotel profitability, considering the risks and uncertainties of many external factors. Actual future operating results of the investments could vary materially, and accordingly the estimated recoverable amounts could change by material amounts, impacting the carrying value of these investments.

Revenue recognition: incentive fees are accrued as earned based on the profitability of the managed property, subject to the terms of each individual management contract. We accrue incentive fees in interim consolidated financial statements based upon the amount that would be due under the incentive fee formula as if the relevant management agreement was terminated at the relevant reporting date. Generally, on termination, our management contracts entitle us to receive incentive fees earned up to the date of termination. However, conditions in the general and local hospitality industry, competition from other hotels, changes in travel patterns, and other factors can affect the property’s profitability in a subsequent interim period, reducing or eliminating the incentive fee accrued in a previous interim period.

Income taxes are determined in accordance with Section 3465 “Income Taxes”. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and future tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns.

Impact on 2003 of Recently Issued Canadian Accounting Standards

In 2002, as permitted by the CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments”, we opted to apply the settlement method of accounting to employee stock options. Under the settlement method, no compensation expense is recorded on the grant of stock options to employees to purchase Limited Voting Shares, and consideration paid by employees on the exercise of stock options or the purchase of shares is recorded as capital stock.

In December 2003, the CICA amended Section 3870 to require entities to account for employee stock options using the fair value-based method, beginning January 1, 2004. Under the fair value-based method, compensation cost of a stock option is measured at fair value at the date of grant and is expensed over the stock option’s vesting period, with a corresponding increase to contributed surplus. When these stock options are exercised, the proceeds, together with the amount recorded in contributed surplus, are recorded in capital stock.

In accordance with one of the transitional alternatives permitted under amended Section 3870, we have prospectively adopted the fair value-based method to all employee stock options granted on or after January 1, 2003. Accordingly, options granted prior to that date continue to be accounted for using the settlement method, and results for the year ended December 31, 2002 have not been restated. The prospective application of adopting the fair value-based method effective January 1, 2003 resulted in a decrease in net earnings of $893,000 and a decrease in basic and diluted earnings per share of $0.03 and $0.02, respectively, for the year ended December 31, 2003. Based on the options currently granted, along with additional options that currently can be granted in 2004, we expect the stock option compensation expense to increase to a range of $2.5 million to $3.5 million.

The fair value of stock options granted has been estimated using a Black-Scholes option pricing model with the following assumptions: risk-free interest rates in 2003 ranging from 4.44% to 5.02% (2002 – 4.01% to 5.20%); semi-annual dividend per Limited Voting Share in 2003 and 2002 of $0.055; volatility factor of the expected market price of our Limited Voting Shares in 2003 of 32% (2002 – 47% to 50%); and expected lives of the options in 2003 and 2002 ranging between four and seven years, depending on the level of the employee who was granted stock options. For the options granted in 2003 and 2002, the weighted average fair value of the options at the grant dates were $18.46 and $33.76, respectively. For purposes of stock option expense and pro forma disclosures, the estimated fair value of the options is amortized to compensation expense over the options’ vesting period.

Section 3870 requires pro forma disclosure of the effect of the application of the fair value-based method to employee stock options granted on or after January 1, 2002 and not accounted for using the fair value-based method. For the years ended December 31, 2002 and 2003, if we had applied the fair value-based method to options granted from January 1, 2002 to

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management’s discussion and analysis (continued)

December 31, 2002, our net earnings and basic and diluted earnings per share would have been reduced to the pro forma amounts indicated below:

(In millions of dollars except per share amounts)	2003	2002
Stock option expense included in compensation expense	$0.9	$—

Net earnings, as reported	$5.4	$21.2
Additional expense that would have been recorded if all outstanding stock options granted during 2002 had been expensed	3.5	1.8

Pro forma net earnings	$1.9	$19.4

Earnings per share:
Basic, as reported	$0.15	$0.61
Basic, pro forma	0.06	0.55
Diluted, as reported	0.15	0.59
Diluted, pro forma	0.05	0.54

Recent Canadian Accounting Standards Issued but Not Yet Adopted

Impairment of Long-Lived Assets

In December 2002, the CICA issued Section 3063, “Impairment of Long-Lived Assets”. This new section establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets, and replaces the write-down provisions of Section 3061, “Property, Plant and Equipment”. In accordance with Section 3063, long-lived assets, such as property, plant and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Section 3063 is effective for fiscal years beginning on or after April 1, 2003. Application is prospective with earlier adoption encouraged. We do not expect that the implementation of Section 3063 will have a material impact on our 2004 consolidated financial statements.

Hedging Relationships

In December 2001, the CICA issued an accounting guideline relating to hedging relationships. The guideline establishes requirements for the identification, documentation, designation and effectiveness of hedging relationships, and is effective for fiscal years beginning on or after July 1, 2003. Based on existing derivatives (which all mature by December 31, 2004), we do not expect that the implementation of this guideline will have a material impact on net earnings in our December 31, 2004 consolidated financial statements. The implementation of this guideline, however, could have a material impact on our quarterly net earnings in 2004, depending on the magnitude of foreign currency movements during the year, which cannot be estimated at this time.

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Consolidation of Variable Interest Entities

In June 2003, the CICA issued Accounting Guideline No. 15, “Consolidation of Variable Interest Entities” (“AcG-15”). AcG-15 establishes criteria to identify variable interest entities (“VIE”) and the primary beneficiary of such entities. Entities that qualify as VIEs must be consolidated by their primary beneficiary. All other holders of significant variable interests in a VIE must disclose the nature, purpose, size and activity of the VIE as well as their maximum exposure to losses as a result of involvement with a VIE. AcG-15 will be effective for our fiscal periods beginning after December 31, 2004. Based on the current interpretations and the analysis completed to date, we do not believe that we will be required to consolidate any interest under AcG-15.

Temporary Controlled Subsidiaries

In December 2002, in conjunction with the issuance of Section 3475, “Disposal of Long-Lived Assets and Discontinued Operations”, the CICA eliminated the exception from consolidation for a temporary controlled subsidiary. This change is effective for fiscal years beginning on or after October 1, 2004, irrespective of when those investments occurred. The elimination of this exception could have a material impact on our 2005 consolidated financial statements if we have not sold an appropriate portion of our equity interest in Four Seasons Residence Club Scottsdale at Troon North.

Accounting for Asset Retirement Obligations

In March 2003, the CICA issued Section 3110, “Accounting for Asset Retirement Obligations”. Section 3110 requires companies to record the fair value of an asset retirement obligation as a liability in the year in which they incur a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. Companies are also required to record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. We are not required to adopt the section until January 1, 2004, and do not expect that the implementation of Section 3110 will have a material impact on our 2004 consolidated financial statements.

Revenue Recognition

In December 2003, the Emerging Issues Committee (“EIC”) of the CICA issued Abstract EIC-141, “Revenue Recognition”, which provides revenue recognition guidance. The guidance in EIC-141 may be applied prospectively, and should be applied to our revenue transactions recognized in 2004. We do not expect that the application of this Abstract will have a material impact on our 2004 consolidated financial statements. Also in December 2003, the EIC issued Abstract EIC-142, “Revenue Arrangements with Multiple Deliverables”, which addresses accounting for arrangements where an enterprise will perform multiple revenue generating activities. EIC-142 will be effective for our revenue arrangements with multiple deliverables entered into in 2004.

Canadian Generally Accepted Accounting Principles

In July 2003, the CICA issued Section 1100, “Generally Accepted Accounting Principles,” which explains more clearly what constitutes GAAP and the sources of GAAP. The new standard is effective in 2004. We are continuing to evaluate the impact of Section 1100 on our 2004 consolidated financial statements, including the expected impact on us as discussed under “Operational and Financial Review and Analysis – Overview – Management Operations”.

Additional Information

Additional information about us (including our most recent Annual Information Form) is available on SEDAR at www.sedar.com.

Four Seasons Hotels Inc.

|     m a n a g e m e n t ’ s   r e s p o n s i b i l i t y   f o r   f i n a n c i a l   r e p o r t i n g     |

Management of Four Seasons Hotels Inc. is responsible for the preparation and presentation of the annual consolidated financial statements, the annual Management’s Discussion and Analysis and other information presented in this Annual Report (as well as the quarterly consolidated financial statements and related Management’s Discussion and Analysis). This responsibility includes, among other things, the selection of appropriate accounting principles and making certain estimates and judgments consistent with Canadian generally accepted accounting principles. Management also is responsible for ensuring that the financial information presented in Management’s Discussion and Analysis and elsewhere in this Annual Report and other public disclosure by Four Seasons is consistent with those financial statements.

Management is of the opinion that the annual consolidated financial statements, including the notes to those statements, were prepared in accordance with Canadian generally accepted accounting principles, and that those financial statements present fairly, in all material respects, the financial position, results of operations and cash flows. Management also is of the opinion that the financial information presented elsewhere in this Annual Report is consistent with those financial statements.

To assist in discharging these responsibilities, management maintains a system of internal controls (which is supplemented by an internal audit function) that, among other objectives, is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian generally accepted accounting principles. In addition, our Management Committee, area management teams and the individual properties’ Planning Committees regularly monitor current financial information of the properties under our management, including operating forecasts based on current operating conditions. This oversight by management occurs within the context of the ethical framework established in our mission statement that, combined with a strong compliance process, helps to ensure the integrity of our financial reporting systems and compliance with the law.

We, as FSHI’s Chief Executive Officer and Chief Financial Officer, will be certifying certain disclosure documents filed with the Canadian Securities Administrators, as required by their rules, and certain disclosure documents filed with the U.S. Securities and Exchange Commission, as required by the Sarbanes-Oxley Act of 2002.

The Board of Directors, on the recommendation of the Audit Committee, reviews and approves the annual consolidated financial statements, the annual Management’s Discussion and Analysis and the other financial information contained in the Annual Report (as well as the quarterly consolidated financial statements and Management’s Discussion and Analysis), and oversees management’s discharge of its responsibilities for financial reporting, maintenance of appropriate internal controls, and management and control of major risks.

The Audit Committee is comprised entirely of independent directors. As part of its mandate, the Audit Committee meets with the independent auditors and internal auditor (who both have direct access to the Audit Committee, independent of management) and with management, to satisfy itself that each group is properly discharging its responsibilities, and to review the annual and quarterly consolidated financial statements and Management’s Discussion and Analysis, the independent auditors’ report on the annual financial statements, and other financial information appearing in our annual and quarterly reports. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the annual and quarterly consolidated financial statements and Management’s Discussion and Analysis.

Our consolidated, annual financial statements have been audited by KPMG LLP, the independent auditors recommended by our Audit Committee and appointed by our shareholders, in accordance with Canadian generally accepted auditing standards. KPMG LLP has, and has had, full and free access to the Audit Committee and the Board of Directors to discuss audit, financial reporting and related matters.

Isadore Sharp	Douglas L. Ludwig
Founder, Chairman and Chief Executive Officer	Chief Financial Officer, Executive Vice President and Treasurer

March 15, 2004

|     a u d i t o r s’   r e p o r t   t o   t h e   s h a r e h o l d e r s     |

We have audited the consolidated balance sheets of Four Seasons Hotels Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations, retained earnings, cash provided by operations and cash flows for the years then ended. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/ s / KPMG LLP
Toronto, Canada	Chartered Accountants
February 25, 2004

|    c o n s o l i d a t e d   s t a t e m e n t s   o f   o p e r a t i o n s    |

Years ended December 31, 2003 and 2002 (In thousands of dollars except share amounts)	2003	2002
Consolidated revenues	$268,371	$284,674

Management Operations
Revenues	$149,756	$147,894
General and administrative expenses	(70,234)	(65,903)

	79,522	81,991

Ownership Operations
Revenues	123,214	141,290
Distributions from hotel investments	153	1,321
Expenses
Cost of sales and expenses	(148,684)	(156,374)
Fees to Management Operations	(4,752)	(5,831)

	(30,069)	(19,594)

Earnings before other operating items	49,453	62,397
Depreciation and amortization	(15,011)	(14,837)
Other expense, net (notes 3, 5(a), 6(b), 11 and 12(b))	(25,783)	(22,860)

Earnings from operations	8,659	24,700
Interest income, net (note 9(c))	3,350	3,235

Earnings before income taxes	12,009	27,935

Income tax expense (note 8)
Current	(2,395)	(5,743)
Future	(4,460)	(1,118)
Increase in future income tax assets	230	157

	(6,625)	(6,704)

Net earnings	$5,384	$21,231

Earnings per share (note 10(b))	$0.15	$0.61

Diluted earnings per share (note 10(b))	$0.15	$0.59

See accompanying notes to consolidated financial statements.

Four Seasons Hotels Inc.

|    c o n s o l i d a t e d   b a l a n c e   s h e e t s    |

December 31, 2003 and 2002 (In thousands of dollars)	2003	2002
Assets
Current assets
Cash and cash equivalents	$170,725	$165,036
Receivables (note 2)	88,636	106,361
Inventory	2,169	2,609
Prepaid expenses	3,780	4,718

	265,310	278,724
Long-term receivables (note 3)	197,635	207,106
Investments in hotel partnerships and corporations (note 4)	157,638	146,362
Fixed assets (note 5)	75,789	74,593
Investment in management contracts (note 6)	203,670	222,835
Investment in trademarks and trade names (note 7)	5,757	6,329
Future income tax assets (note 8)	13,230	17,460
Other assets	27,631	37,982

	$946,660	$991,391

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$61,045	$61,129
Long-term obligations due within one year (note 9)	2,587	2,668

	63,632	63,797
Long-term obligations (note 9)	117,521	126,386
Shareholders’ equity (note 10)
Capital stock	329,274	321,601
Convertible notes (note 9(a))	178,543	178,543
Contributed surplus	5,529	4,636
Retained earnings	265,754	264,016
Equity adjustment from foreign currency translation	(13,593)	32,412

	765,507	801,208

Commitments and contingencies (note 12)
	$946,660	$991,391

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Isadore Sharp	Ronald W. Osborne
Director	Director

Four Seasons Hotels Inc.

|    c o n s o l i d a t e d   s t a t e m e n t s   o f   r e t a i n e d   e a r n i n g s    |

Years ended December 31, 2003 and 2002 (In thousands of dollars)	2003	2002
Retained earnings, beginning of year	$264,016	$259,253
Net earnings	5,384	21,231
Dividends declared	(3,646)	(3,633)
Repurchase of shares (note 10(a))	—	(12,835)

Retained earnings, end of year	$265,754	$264,016

See accompanying notes to consolidated financial statements.

|    c o n s o l i d a t e d   s t a t e m e n t s   o f   r e t a i n e d   e a r n i n g s    |

Years ended December 31, 2003 and 2002 (In thousands of dollars)	2003	2002
Cash provided by (used in) operations
Management Operations
Earnings before other operating items	$79,522	$81,991
Items not requiring an outlay of funds	1,476	1,805

Working capital provided by Management Operations	80,998	83,796

Ownership Operations
Loss before other operating items	(30,069)	(19,594)
Items not requiring an outlay of funds	467	—

Working capital used in Ownership Operations	(29,602)	(19,594)

	51,396	64,202
Interest received	11,031	12,373
Interest paid	(605)	(791)
Current income tax paid	—	(10,374)
Change in non-cash working capital	13,709	(19,293)
Other	(9,528)	(4,354)

Cash provided by operations	$66,003	$41,763

See accompanying notes to consolidated financial statements.

Four Seasons Hotels Inc.

|    c o n s o l i d a t e d   s t a t e m e n t s   o f   c a s h   f l o w s    |

Years ended December 31, 2003 and 2002 (In thousands of dollars)	2003	2002
Cash provided by (used in)
Operations	$66,003	$41,763

Financing
Long-term obligations, including current portion:
Issued	—	2,342
Repaid	(200)	(1,203)
Issuance of shares (note 10(a))	7,673	5,653
Repurchase of shares (note 10(a))	—	(16,495)
Dividends paid	(3,622)	(3,639)

Cash provided by (used in) financing	3,851	(13,342)

Capital investments
Increase in long-term receivables	(18,239)	(32,316)
Decrease in long-term receivables	11,845	3,423
Hotel investments	(8,580)	(9,451)
Disposal of hotel investments	1,529	4,566
Purchase of fixed assets	(19,331)	(31,085)
Investment in trademarks, trade names and management contracts	(2,116)	(1,598)
Other assets	(5,181)	(7,809)

Cash used in capital investments	(40,073)	(74,270)

Increase (decrease) in cash and cash equivalents	29,781	(45,849)
Increase (decrease) in cash and cash equivalents due to unrealized foreign exchange gain (loss)	(24,092)	464
Cash and cash equivalents, beginning of year	165,036	210,421

Cash and cash equivalents, end of year	$170,725	$165,036

See accompanying notes to consolidated financial statements.

Four Seasons Hotels Inc.

|    n o t e s   t o   c o n s o l i d a t e d   f i n a n c i a l   s t a t e m e n t s    |

Years ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

Four Seasons Hotels Inc. (“FSHI”) is incorporated under the Ontario Business Corporations Act and, through its subsidiaries, is engaged in the management of, and the investment in, hotels, resorts, residence clubs (interval and fractional ownership projects) and other branded residential projects throughout the world (note 14) (FSHI and its subsidiaries are collectively referred to as the “Corporation”).

At December 31, 2003, the Corporation managed 60 hotels and resorts and three residence clubs and had various projects under construction or development, of which the Corporation had an equity interest in 12 hotels and resorts and three residence clubs under management and six projects under construction.

1. Significant accounting policies

The Corporation’s accounting policies and its standards of financial disclosure comply with accounting principles that are generally accepted in Canada. The major differences between Canadian and United States generally accepted accounting principles, insofar as they apply to the Corporation, are described in note 15.

The significant accounting policies are summarized below:

(a) Principles of consolidation

The Corporation consolidates all of its wholly owned subsidiaries, including its primary operating subsidiaries – Four Seasons Hotels Limited, Four Seasons Hotels and Resorts Asia Pacific Pte Ltd. and Four Seasons Hotels and Resorts B.V.

The Corporation consolidates its 100% leasehold interests in Four Seasons Hotel Vancouver, The Pierre in New York and Four Seasons Hotel Berlin.

(b) Translation of foreign currencies and derivative financial instruments

Foreign currency balances of the Corporation and of foreign operations designated as integrated are translated into domestic currencies at the rates of exchange on the balance sheet date for monetary items and at the rates of exchange on the date of transaction for non-monetary items. The resulting translation gains or losses are included in the determination of net earnings.

Revenues and expenses denominated in foreign currencies are translated at the rates of exchange on the dates of the transactions, except for revenues hedged by foreign exchange forward contracts, which are translated at the contract rates, as discussed below.

The financial statements of foreign investments designated as self-sustaining operations are translated into Canadian dollars as follows:

(i)	Assets and liabilities at rates of exchange on the balance sheet date; and

(ii)	Revenue and expense items at average rates of exchange in effect during the year.

The resulting exchange gains and losses are deferred and included in a separate component of shareholders’ equity. A gain or loss equivalent to a proportionate amount of the exchange gains and losses accumulated in the separate component of shareholders’ equity is recognized in income when there has been a reduction in the net investment resulting from a sale of part or all of the Corporation’s interest in the foreign operation, or a reduction in the shareholders’ equity of the foreign operation as a result of dividend distributions or other capital transactions.

Derivative financial instruments are used by the Corporation in the management of its foreign currency exposures. The Corporation does not use derivative financial instruments for trading or speculative purposes.

The Corporation documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Corporation also assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Four Seasons Hotels Inc.

notes to consolidated financial statements (continued)

The Corporation enters into hedges of its foreign currency exposures on foreign currency-denominated long-term receivables and other monetary assets by entering into offsetting foreign exchange forward contracts, when it is deemed appropriate. Foreign exchange translation gains and losses on foreign currency-denominated derivative financial instruments used to hedge foreign currency long-term receivables and other monetary assets are accrued under other current or non-current assets or liabilities on the balance sheet and recognized currently in “Other income (expense), net,” offsetting the respective translation losses and gains recognized on the underlying foreign currency long-term receivables and other monetary assets. The forward premium or discount on foreign exchange forward contracts used to hedge foreign currency long-term receivables and other monetary assets is amortized as an adjustment of interest expense over the term of the forward contract.

Foreign exchange translation gains and losses on foreign currency-denominated derivative financial instruments used to hedge anticipated foreign currency-denominated revenues are recognized as an adjustment of the revenues when the revenues are recorded. For foreign exchange forward contracts used to hedge anticipated foreign currency-denominated revenues, the portion of the forward premium or discount on the contract relating to the period prior to recognition of the revenues is also recognized as an adjustment of the revenues when they are recorded. The portion of the premium or discount that relates to the resulting accounts receivable is amortized as an adjustment of interest expense over the remaining term of the contract.

Realized and unrealized gains or losses associated with derivative instruments, which have been terminated or cease to be effective prior to maturity, are deferred under other current or non-current assets or liabilities on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in income.

(c) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

The most significant estimates that the Corporation is required to make relate to the recoverability of its investments in (i) long-term receivables, (ii) hotel partnerships and corporations, (iii) management contracts, and (iv) trademarks and trade names.

The estimated recoverable amounts of these investments usually depend upon estimates of the profitability of the related managed properties, which, in turn, depend upon assumptions regarding future conditions in the general or local hospitality industry, including the effects of war, competition from other hotels, changes in travel patterns, and other factors that affect the properties’ gross operating revenue (which is the factor on which the Corporation’s base management fee revenues are normally based) and profits (which is the factor on which the Corporation’s incentive fee revenues are normally based).

The estimates of recoverable amounts of these investments may also depend upon, among other things, assumptions regarding local real estate market conditions, property and income taxes, interest rates and the availability, cost and terms of financing, the impact of present or future legislation or regulation, debt incurred by the properties that rank ahead of the Corporation and other factors affecting the profitability and saleability of the properties.

These assumptions are limited by the availability of reliable comparable data, ongoing geopolitical concerns and the uncertainty of predictions concerning future events. Accordingly, by their nature, estimates of recoverable amounts are subjective and do not necessarily result in precise determinations. Should the underlying assumptions change, the estimated recoverable amounts could change by a material amount.

(d) Cash and cash equivalents

The Corporation’s investments in cash and cash equivalents are highly liquid, with maturities of less than 90 days. These investments include bank deposits, guaranteed investment certificates and money market funds held with major financial institutions.

(e) Impairment of long-term receivables

The Corporation measures impairment of long-term receivables based on the present value of expected future cash flows discounted at the original effective interest rate or the estimated fair value of the collateral. For impaired long-term receivables,

Four Seasons Hotels Inc.

consolidated financial statements

the Corporation establishes a specific allowance for doubtful long-term receivables for the difference between the recorded investment and the present value of the expected future cash flows or the estimated fair value of the collateral. The Corporation applies this impairment policy individually to all long-term receivables in the portfolio and does not aggregate long-term receivables for the purpose of applying such policy. For long-term receivables which are determined to be impaired, interest income is recognized on a cash basis.

(f) Accounting for investments in hotel partnerships and corporations

The Corporation accounts for its investments in hotel partnerships and corporations by the cost method because either the percentage ownership and structure does not give the Corporation significant influence over these investments or the investments were acquired prior to May 1, 2003 with the intention that they be disposed of in the foreseeable future (note 15(l)(iv)).

In the event of a decline in value of an investment in the equity of a hotel partnership or corporation that is other than temporary, the investment is written down to the estimated recoverable amount.

(g) Capital assets

Land, buildings, furniture, fixtures, equipment and leasehold interests and improvements are recorded at cost.

The cost of acquiring or enhancing hotel management contracts is capitalized and recorded as “Investment in management contracts.”

The cost of trademarks and trade names includes the cost of registering the “Four Seasons” trademarks and trade names throughout the world.

(i) Depreciation and amortization

Depreciation of buildings is recorded on a straight-line basis over 40 years.

Depreciation of furniture, fixtures and equipment is recorded on a straight-line basis at rates which will fully depreciate the assets over their estimated useful lives. The estimated composite useful lives for furniture, fixtures and equipment range from three to 20 years.

Amortization of leasehold interests and improvements is recorded on a straight-line basis over the terms of the leases.

The costs allocated to trademarks and trade names, which do not have indefinite lives, are amortized on a straight-line basis over their useful lives.

The costs capitalized for hotel management contracts are amortized on a straight-line basis over the actual terms of the contracts in proportion to the benefits received.

(ii) Impairment

The recoverability of the unamortized cost of capital assets is evaluated on at least an annual basis to determine whether such costs will be recovered from future operations. The Corporation bases these evaluations upon the projected future net fee stream on an undiscounted basis. If the undiscounted cash flows are insufficient to recover the remaining net book value, then the undiscounted cash flows are used as the revised carrying value, and a write-down for the difference is recorded.

(h) Deferred charges

The Corporation defers legal, consulting, travel and other costs directly relating to the negotiation, structuring and execution of new contracts relating to projects which, in management’s judgment, have a high probability of opening. When the property is opened, these deferred charges are reclassified to “Investment in management contracts.” If the project is abandoned, any deferred charges are written off. The deferred charges associated with new management contracts developed by the Corporation are amortized on a straight-line basis over a 10-year period commencing when the hotel is opened.

(i) Revenue recognition

The consolidated revenues of the Corporation include revenues earned from hotels, resorts, residence clubs and other branded residential projects under long-term management contracts, revenues generated by its consolidated leasehold hotel operations and distributions from its other hotel investments.

Four Seasons Hotels Inc.

notes to consolidated financial statements (continued)

Revenues earned from management operations include base fees equal to a percentage of the gross operating revenues of the managed properties and incentive fees based on certain operating results of the managed properties. The revenues also include fees earned relating to the design, construction and fitting out specifications of hotels during the development stage and purchasing fees earned, generally calculated as a percentage of the cost of goods purchased by the managed properties through the Corporation’s centralized purchasing system. The Corporation provides various services, including central reservation services, worldwide sales offices and marketing programs to managed properties and receives a charge calculated in accordance with the management contracts. The Corporation also earns a fee for the use of its brand name in connection with certain residential projects and residence club properties, and for services provided in the oversight of the sales and marketing of the residential projects and residence club units, which is generally based on a percentage of the gross selling price of each unit.

Fees from management operations are recognized as revenue when the services have been rendered in accordance with the terms of each individual contract, the fees are non-refundable, the amount of the fees is fixed or determinable, and there is reasonable assurance that the fees are collectible. Incentive fees are accrued as earned based on the profitability of the managed property, subject to the terms of each individual contract. The Corporation accrues incentive fees in interim consolidated financial statements based upon the amount that would be due under the incentive fee formula as if the relevant management contract was terminated at the relevant reporting date. Generally, on termination, the Corporation’s management contracts entitle the Corporation to receive incentive fees up to the date of termination. If a property’s profitability decreases in a subsequent interim period, the incentive fee accrued in a previous interim period could be reduced or eliminated.

Revenues generated by its consolidated leasehold hotel operations are recognized at the time of the sale or rendering of services by the hotel.

The Corporation recognizes revenue from other hotel investments, accounted for by the cost method, when profit distributions are receivable from the partnerships or corporations.

(j) Income taxes

The Corporation uses the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on “temporary differences” (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense or benefit is the sum of the Corporation’s provision for current income taxes and the difference between the opening and ending balances of the future income tax assets and liabilities.

(k) Change in accounting policy – Stock-based compensation

In 2002, as permitted by The Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments,” the Corporation opted to apply the settlement method of accounting to employee stock options (note 10(a)). Under the settlement method, no compensation expense is recorded on the grant of stock options to employees to purchase Limited Voting Shares, and consideration paid by employees on the exercise of stock options or the purchase of shares is recorded as capital stock.

In December 2003, the CICA amended Section 3870 to require entities to account for employee stock options using the fair value-based method, beginning January 1, 2004. Under the fair value-based method, compensation cost of a stock option is measured at fair value at the date of grant and is expensed over the stock option’s vesting period, with a corresponding increase to contributed surplus. When these stock options are exercised, the proceeds, together with the amount recorded in contributed surplus, are recorded in capital stock.

In accordance with one of the transitional alternatives permitted under amended Section 3870, the Corporation has prospectively adopted the fair value-based method to all employee stock options granted on or after January 1, 2003. Accordingly, options granted prior to that date continue to be accounted for using the settlement method, and results for the year ended December 31, 2002 have not been restated. The prospective application of adopting the fair value-based method effective January 1, 2003 resulted in a decrease in net earnings of $893,000 and a decrease in basic and diluted earnings per share of $0.03 and $0.02, respectively, for the year ended December 31, 2003.

Four Seasons Hotels Inc.

consolidated financial statements

The fair value of stock options granted has been estimated using a Black-Scholes option pricing model with the following assumptions: risk-free interest rates in 2003 ranging from 4.44% to 5.02% (2002 – 4.01% to 5.20%); semi-annual dividend per Limited Voting Share in 2003 and 2002 of $0.055; volatility factor of the expected market price of the Corporation’s Limited Voting Shares in 2003 of 32% (2002 – 47% to 50%); and expected lives of the options in 2003 and 2002 ranging between four and seven years, depending on the level of the employee who was granted stock options. For the options granted in 2003 and 2002, the weighted average fair value of the options at the grant dates were $18.46 and $33.76, respectively. For purposes of stock option expense and pro forma disclosures, the estimated fair value of the options is amortized to compensation expense over the options’ vesting period.

Section 3870 requires pro forma disclosure of the effect of the application of the fair value-based method to employee stock options granted on or after January 1, 2002 and not accounted for using the fair value-based method. For the years ended December 31, 2002 and 2003, if the Corporation had applied the fair value-based method to options granted from January 1, 2002 to December 31, 2002, the Corporation’s net earnings and basic and diluted earnings per share would have been reduced to the pro forma amounts indicated below:

	2003	2002
Stock option expense included in compensation expense	$893	$—

Net earnings, as reported	$5,384	$21,231
Additional expense that would have been recorded if all outstanding stock options granted after January 1, 2002 had been expensed	3,450	1,790

Pro forma net earnings	$1,934	$19,441

Earnings per share:
Basic, as reported	$0.15	$0.61
Basic, pro forma	0.06	0.55
Diluted, as reported	0.15	0.59
Diluted, pro forma	0.05	0.54

(l) Comparative figures

Certain comparative figures have been reclassified to conform with the current year’s financial statement presentation.

2. Receivables

	2003	2002
Trade accounts of consolidated hotels	$6,485	$7,678
Receivable from hotel partnerships, affiliates and managed hotels	60,938	65,342
Taxes receivable	8,732	20,924
Other	12,481	12,417

	$88,636	$106,361

Receivables at December 31, 2003 are recorded net of an allowance for doubtful accounts of $3,338 (2002 – $6,956). The net bad debt expense for the year ended December 31, 2003 was $524 (2002 – $1,731).

Four Seasons Hotels Inc.

notes to consolidated financial statements (continued)

3. Long-term receivables

	2003	2002
Secured cash flow bond, interest at 10%, due 2005, £9.7 million (2002 – £9.7 million) (a)	$22,304	$24,589
Secured loans:
Secured by shares:
Interest at 10%, due 2038, £12.2 million (b)	28,140	31,023
Interest at 7.5%, compounded quarterly, AUS $23,201 (2002 – AUS $21,539)	22,539	19,148
Secured by property:
Interest at 7%, compounded annually, repayable over the period to 2025, US $9,257 (2002 – US $9,434)	11,964	14,902
Interest at LIBOR plus 0.30% to 0.45%, compounded monthly, repayable over the period to 2004, US $5,000 (c)	6,462	7,898
Interest at 9.25%, repayable on demand, US $7,838 (2002 – US $6,271)	10,130	9,906
Interest at 8%, compounded annually, repayable over the period to 2025, US $2,000	2,585	—
Interest at LIBOR plus 4%, repayable over the period to 2024, US $5,000	6,462	—
Due from directors, officers and employees, non-interest bearing notes and mortgages	15,345	17,133
Unsecured loans to managed hotels:
Interest at 7.75%, due 2010, US $15,000	19,386	23,694
Interest at 10%, compounded annually, repayable over the period to 2061, US $9,991 (2002 – US $9,995)	13,517	15,846
Interest at 10.5%, compounded monthly, AUS $9,927 (d)	9,644	8,825
Interest at 7.5%, compounded annually, AUS $5,919 (2002 – AUS $6,159)	5,751	5,463
Interest at 7%, US $2,698 (2002 – US $6,030)	3,487	9,527
Interest at Euribor plus 2%, due 2021, €6.6 million (2002 – € 6.7 million)	10,677	11,018
Interest at 6%, due 2009, €3 million	4,884	4,969
Non-interest bearing, US $16,838 (2002 – US $18,356) ((c) and (e))	21,761	28,995

	215,038	232,936
Less allowance for doubtful long-term receivables ((c), (d) and (e))	(17,403)	(25,830)

	$197,635	$207,106

(a) Principal and interest on the bond are payable annually every March out of 50% of the available cash flow (as defined in the bond indenture) from Four Seasons Hotel London. The bond is due from an affiliate of a shareholder of FSHI and is secured by the affiliate’s investment in the hotel. During 2003, principal repayment of nil (2002 – £0.2 million) was received by the Corporation.

(b) Principal and interest on the loan are payable annually every March out of the other 50% of the available cash flow from Four Seasons Hotel London (note 3(a)). The loan is due from an affiliate of a shareholder of FSHI and is secured by the affiliate’s additional indirect interest in the hotel.

(c) Included in “Other expense, net” for the year ended December 31, 2002 is an asset impairment charge of $16,409 relating to the Corporation’s investment in Four Seasons Hotel Caracas, effectively reducing the book value of its investment in the hotel to nil at December 31, 2002. This amount included an asset impairment charge on a US $5,000 loan that is secured by a second mortgage and registered against the hotel, and non-interest bearing advances of US $1,776 and expenses related to legal and enforcement costs of $5,475 incurred to December 31, 2002. For the year ended December 31, 2003, an additional $3,721 in legal and enforcement costs had been incurred and is included in “Other expense, net.” The Corporation is in dispute with the owner of the hotel regarding a variety of matters relating to the completion and ongoing operation of the hotel, including the default on the US $5,000 loan. Formal notice of the default was given to the owner. The dispute was referred to arbitration and the arbitration decision is pending.

Four Seasons Hotels Inc.

consolidated financial statements

In addition, in 2003, the Corporation received judgment in its legal proceedings against the owner, which involved the protection of its proprietary materials. The court found against the owner on all matters, including illegal computer “hacking” and unlawful and unauthorized use of the Corporation’s proprietary information, and ordered that the owner pay to the Corporation damages totalling US $4.9 million, plus legal costs and expenses of US $1.4 million. The owner has appealed the judgment from the legal proceeding, but has not stayed execution pending appeal. Therefore, the Corporation is moving to enforce the judgment from the legal proceeding against the owner, but has not recorded any receivable arising from the judgment as at December 31, 2003.

(d) In 2002, the Corporation recorded an asset impairment charge of $7,000 relating to the Corporation’s long-term receivable from Four Seasons Hotel Sydney, which is included in “Other expense, net.” The charge resulted from a lack of improvement in both domestic and international tourism in Australia, reduced expectations for operating results for Four Seasons Hotel Sydney, and an independent appraisal received in 2002, which confirmed that conditions had deteriorated such that the Corporation is not expected to fully recover its long-term receivable from the hotel.

(e) As at December 31, 2002, the amounts included a loan of US $5,000 to the owner of The Regent Jakarta. The Corporation had fully provided for this loan as at December 31, 2002. Pursuant to a restructuring plan, the Corporation’s unsecured loan was ultimately converted in 2003 to an equity interest in the hotel owner equal to 2% of the outstanding equity. As at December 31, 2003, the investment has been recorded in “Investments in hotel partnerships and corporations,” with a carrying value of nil.

Changes in the allowance for doubtful long-term receivables consist of:

	2003	2002
Balance, beginning of year	$(25,830)	$(7,963)
Provision for loss ((c) and (d))	(746)	(17,743)
Conversion to investment (e)	6,462	—
Foreign exchange gain (loss)	2,711	(124)

Balance, end of year	$(17,403)	$(25,830)

During 2003, the Corporation recovered $1,755 (2002 – $55) on amounts that had been written off in prior years. This recovery is recorded in “Other expense, net.”

4. Investments in hotel partnerships and corporations

	2003	2002
Four Seasons Hotel Shanghai (a)	$25,701	$25,701
Four Seasons Residence Club Scottsdale (b)	8,638	10,557
Other operating properties	78,609	73,496
Properties under construction or development	44,690	36,608

	$157,638	$146,362

(a) Investment in Four Seasons Hotel Shanghai

The Corporation has approximately a 21.2% equity interest in Four Seasons Hotel Shanghai. The hotel opened in February 2002 and the Corporation intends to dispose of a portion or all of its investment in this hotel.

(b) Investment in Four Seasons Residence Club Scottsdale

The Corporation has approximately a 71% equity interest in Four Seasons Residence Club Scottsdale. The Corporation is in discussions with potential purchasers relating to the sale of a portion of the Corporation’s equity interest in the residence club, which would reduce the Corporation’s equity interest to below 20%.

Four Seasons Hotels Inc.

notes to consolidated financial statements (continued)

5. Fixed assets

	2003			2002
		Accumulated			Accumulated
		depreciation			depreciation
		and	Net book		and	Net book
	Cost	amortization	value	Cost	amortization	value
Land	$27,288	$—	$27,288	$18,880	$—	$18,880
Buildings	8,690	(2,543)	6,147	8,613	(2,265)	6,348
Furniture, fixtures and equipment (a)	51,335	(19,156)	32,179	55,547	(18,991)	36,556
Leasehold interests and improvements (a)	15,678	(5,503)	10,175	17,894	(5,085)	12,809

	$102,991	$(27,202)	$75,789	$100,934	$(26,341)	$74,593

(a) During 2003, the Corporation recorded an asset impairment charge of $3,174 related to the net book value of the fixed assets at Four Seasons Hotel Berlin, which is included in “Other expense, net.”

(b) Depreciation and amortization expense for fixed assets was $7,950 (2002 – $7,501).

6. Investment in management contracts

	2003	2002
Management contracts, at cost	$252,754	$274,789
Less accumulated amortization	(49,084)	(51,954)

	$203,670	$222,835

(a) Amortization expense for management contracts was $6,427 (2002 – $6,505).

(b) During 2003, the Corporation and the owner of Four Seasons Olympic Hotel Seattle settled their disagreement, which was subject to arbitration, concerning the management of the hotel. Under the settlement, Four Seasons concluded its management of Four Seasons Olympic Hotel upon the sale of the hotel, which occurred on August 1, 2003. On closing of the sale of the hotel, the Corporation received an initial payment, which included its share of the sale proceeds as a result of its minority ownership interest in the hotel. The Corporation will also receive annual payments over the next several years. A portion of these future payments has been included in net earnings for the year ended December 31, 2003. In addition, $5,754 (2002 – $1,682) in legal and enforcement costs were incurred during 2003 and are included in “Other expense, net.”

7. Investment in trademarks and tradenames

	2003	2002
Trademarks and trade names, at cost	$11,814	$12,798
Less accumulated amortization	(6,057)	(6,469)

	$5,757	$6,329

Amortization expense for trademarks and trade names was $619 (2002 – $767).

Four Seasons Hotels Inc.

consolidated financial statements

8. Income taxes

The sources of earnings before provision for income taxes comprise the following:

	2003	2002
Canada	$6,319	$4,922
Foreign	5,690	23,013

	$12,009	$27,935

The provision for income taxes is as follows:

	2003	2002
Current:
Canada	$1,588	$(2,300)
Foreign	(3,983)	(3,443)

	(2,395)	(5,743)
Future (Canada)	(4,460)	(1,118)
Increase in future income tax assets (Canada)	230	157

	$(6,625)	$(6,704)

The increase in future income tax assets relates to changes in Canadian federal and provincial income tax rates. The 2003 increase of $230 was the result of an increase in the provincial income tax rate and the 2002 increase of $157 was the result of a one-year deferral of a tax rate reduction.

Income tax expense varies from the amount computed by applying combined Canadian federal and provincial tax rates to earnings before income taxes as follows:

	2003	2002
Earnings before income taxes	$12,009	$27,935
Items not deductible	44,262	19,254

Earnings subject to taxes	$56,271	$47,189

Statutory Canadian federal and provincial tax rate	35.77%	37.75%

Expected income tax expense	$(20,128)	$(17,814)
Reduction in tax due to lower foreign tax rates	13,273	12,403
Change in beginning of year balance in valuation allowance for future income tax assets	—	(837)
Adjustments to future income tax assets and liabilities for changes in tax basis caused by tax reorganization, dispositions, other	—	(613)

Income tax expense before effect of change in tax rates	(6,855)	(6,861)
Increase in future income tax assets due to change in tax rates	230	157

Income tax expense	$(6,625)	$(6,704)

Four Seasons Hotels Inc.

notes to consolidated financial statements (continued)

The significant components of future income tax expense attributable to earnings before income taxes are as follows:

	2003	2002
Future income tax recovery (expense) (exclusive of the effects of the following components)	$(4,460)	$332
Adjustments to future tax assets and liabilities for changes in tax basis caused by tax reorganizations, dispositions, other	—	(613)
Increase in valuation allowance	—	(837)

Future income tax expense	(4,460)	(1,118)
Increase in future income tax assets due to change in tax rates	230	157

Net reduction in future income tax assets	$(4,230)	$(961)

The valuation allowance for the years ended December 31, 2003 and 2002 was $3,004. The valuation allowance results from potential limitations on the use of tax losses in a foreign jurisdiction. In order to fully realize the future income tax assets, the Corporation will need to generate future taxable income of approximately $100,000. Based upon projections of future taxable income over the years in which the future income tax assets are deductible, management believes it is more likely than not that the Corporation will realize the benefits of these deductible differences, net of the existing valuation allowance. The amount of the future income tax assets considered realizable, however, could be reduced in the near term if estimated future taxable income during the carryforward period is reduced.

Future income taxes arise from temporary differences in the basis of the Corporation’s assets and liabilities for tax and financial reporting purposes. Tax effects of these differences are as follows:

	2003	2002
Future income tax assets:
Investments in hotel partnerships and corporations	$5,641	$11,361
Tax losses carried forward and other assets	18,158	18,385
Long-term receivables	2,591	5,332
Investment in trademarks and trade names	1,055	95
Long-term obligations	3,457	5,413

	30,902	40,586
Valuation allowance	(3,004)	(3,004)

Total gross future income tax assets	27,898	37,582
Future income tax liabilities:
Investment in management contracts	(9,346)	(14,574)
Fixed assets	(5,322)	(5,548)

Total gross future income tax liabilities	(14,668)	(20,122)

Future income tax assets	$13,230	$17,460

Four Seasons Hotels Inc.

consolidated financial statements

At December 31, 2003, the Corporation had accumulated net operating losses carried forward of approximately $30,600 for tax purposes, which expire as follows:

2005	$4,600
2007	3,300
2008	800
2010	21,900

$30,600

9. Long-term obligations

	2003	2002
Convertible notes, US $68,112 (2002 – US $62,372) (a)	$88,029	$98,523
Accrued benefit liability (note 12(b))	29,492	27,899
Other long-term obligations	2,587	2,632

	120,108	129,054
Less amounts due within one year	(2,587)	(2,668)

	$117,521	$126,386

(a) Convertible notes

During 1999, FSHI issued US $655,519 principal amount at maturity (September 23, 2029) of convertible notes for gross proceeds of US $172,500. The net proceeds of the issuance, after deducting offering expenses and underwriter’s commission, were approximately US $166,000. At any time on or before the maturity date, unless the notes have previously been redeemed or purchased, holders may require FSHI to convert the notes (each US $1,000 principal) into 5.284 Limited Voting Shares of FSHI. FSHI has the right to acquire the notes that a holder has required to be converted for cash equal to the fair value of the Limited Voting Shares. The conversion rate may be adjusted for certain reasons, but will not be adjusted for accrued interest.

Holders also have the right to require FSHI to purchase all or a portion of their notes on September 23, 2004, September 23, 2009 and September 23, 2014 in consideration for Limited Voting Shares of FSHI having a fair value equal to the issue price plus accrued interest to the date of purchase (September 23, 2004 – US $328.73 per note; September 23, 2009 – US $410.65 per note; September 23, 2014 – US $512.98 per note). FSHI has the right to acquire for cash all or a portion of the notes that a holder has required to be so purchased. In addition, upon a change in control of FSHI occurring on or before September 23, 2004, FSHI will be required to offer to purchase all the notes for cash at the issue price plus accrued interest to the date of purchase. FSHI may redeem all or a portion of the notes at any time on or after September 23, 2004 for cash at the issue price plus accrued interest to the date of purchase.

In accordance with Canadian generally accepted accounting principles, the notes are bifurcated into a debt component (representing the present value of a zero coupon bond of US $655,519 maturing in 2029, yielding 9% per annum, compounding semi-annually) and an equity component (representing the value of the conversion feature of the notes). Accordingly, net proceeds were originally allocated $68,902 to long-term obligations and $178,574 to shareholders’ equity. The offering expenses and underwriter’s commission relating to the debt component of the notes of $2,549 were recorded in “Other assets.” The principal amount of the notes will increase as interest is compounded at 9% over the 30-year term of the note. As at December 31, 2003 and 2002, FSHI had 655,404 convertible notes outstanding.

Four Seasons Hotels Inc.

notes to consolidated financial statements (continued)

(b) Bank credit facilities

At December 31, 2003, the Corporation has US $212,500 of committed bank credit facilities, of which US $112,500 expires in April 2004 and US $100,000 expires in July 2004. As at December 31, 2003 and 2002, no amounts were borrowed by the Corporation under these credit facilities. However, approximately US $28,100 of letters of credit were issued but undrawn as at December 31, 2003. Borrowings under these credit facilities bear interest at LIBOR plus a spread ranging between 0.3% and 1.0%, depending upon certain criteria specified in the loan agreement.

The bank credit facilities contain certain covenants which require the Corporation to maintain certain financial ratios. In addition, the bank credit facilities contain additional covenants which, in certain circumstances, restrict the Corporation’s ability to borrow funds ranking superior to these obligations and to undertake certain types of major transactions. The Corporation was in compliance with these covenants during 2003 and 2002. In addition, the bank credit facilities are callable in certain circumstances by the creditors on a change of control of FSHI.

(c) Interest income, net

	2003	2002
Interest income	$14,351	$18,314
Interest on long-term obligations	(10,769)	(11,209)
Other interest expense	(232)	(3,870)

Interest income, net	$3,350	$3,235

10. Shareholders’ equity

(a) Capital stock

Authorized

3,832,172	Variable Multiple Voting Shares (“VMVS”), entitling the holder to that number of votes that results in the aggregate votes attaching to the VMVS, representing approximately 65% of the votes attaching to the VMVS and the Limited Voting Shares (“LVS”), in aggregate, which, at December 31, 2003, was 15.35 votes (2002 – 15.10 votes) per VMVS. Changes in the number of votes attaching to the VMVS necessary to maintain this level will occur concurrently with the issue of additional LVS.

The VMVS rank equally with the LVS as to distributions on liquidation, dissolution or winding-up of FSHI. Dividends declared and paid on the VMVS are in amounts per share equal to 50% of the dividends per share declared and paid on the LVS, regardless of whether the number of votes attaching to the VMVS is further increased.

VMVS are convertible into LVS on a one-for-one basis at the option of the holder. The shares automatically convert into LVS upon any transfer outside of the family of Isadore Sharp, except a transfer of a majority of the shares to a purchaser who makes an equivalent offer to purchase all outstanding VMVS and LVS.

Unlimited	LVS, voting (one vote per share) and ranking equally with the VMVS as to distributions on liquidation, dissolution or winding-up of FSHI.

Unlimited	First Preference Shares and Second Preference Shares, issuable in series, non-voting and ranking prior to all other shares with respect to payment of dividends and distributions on liquidation or winding-up of FSHI. The dividend rate, redemption and conversion rights, if any, are to be determined prior to issuance by the directors of FSHI.

Four Seasons Hotels Inc.

consolidated financial statements

Issued and fully paid

	VMVS		LVS
	Shares	Stated value	Shares	Stated value	Total
December 31, 2001	3,986,872	$44	31,000,595	$319,416	$319,460
Options exercised for cash	—	—	225,465	5,653	5,653
Shares repurchased and cancelled	—	—	(337,600)	(3,512)	(3,512)
Conversion of VMVS	(4,700)	—	4,700	—	—

December 31, 2002	3,982,172	44	30,893,160	321,557	321,601
Options exercised for cash	—	—	366,260	7,673	7,673
Conversion of VMVS	(150,000)	(2)	150,000	2	—

December 31, 2003	3,832,172	$42	31,409,420	$329,232	$329,274

At the Special Meeting of Shareholders on December 19, 1989, the shareholders approved a Long-Term Incentive Plan, whereby the chief executive officer of FSHI was granted the right to receive a special payment on an arm’s-length sale of control of FSHI (the “sale”). The amount of the payment is determined with reference to the sale price and the trading price of LVS on The Toronto Stock Exchange in the period preceding the sale. The right to receive the payment may be transferred among members of the officer’s family, their holding companies and trusts.

Pursuant to its normal course issuer bid, during 2002, 337,600 LVS, having average issue proceeds of $3,512, were repurchased by the Corporation for aggregate consideration, including commissions, of $16,495. All of the shares repurchased were cancelled. The $12,983 excess of the aggregate repurchase price paid over the average issue price was allocated as follows: $148 to contributed surplus, representing the amount initially credited to contributed surplus relating to the class of shares repurchased, and the remaining $12,835 to retained earnings.

Under the Corporation’s stock option plan, eligible directors, executives and employees may be granted options to acquire LVS at a price which is not less than the weighted average price of board lots traded on The Toronto Stock Exchange in the five trading days preceding the date of grant. The options are not transferable, have a term of 10 years, and generally become exercisable in varying proportions on the first, second, third, fourth and fifth anniversaries of the date of grant. All such options become exercisable within specified periods in the event of retirement, termination other than for cause (including as a result of a change of control of FSHI), incapacity or death of the director, executive or employee.

Changes in stock options for the years ended December 31, 2003 and 2002 were as follows:

	Options	Weighted average	Available
	outstanding	exercise price	for grant
Balance at December 31, 2001	5,530,302	$50.11	1,067,486
Granted	511,000	65.93	(511,000)
Exercised	(225,465)	25.07	—
Cancelled	(20,160)	68.47	20,160

Balance at December 31, 2002	5,795,677	52.41	576,646
Granted	445,200	46.00	(445,200)
Exercised	(366,260)	20.95	—
Cancelled	(37,720)	68.50	37,720

Balance at December 31, 2003	5,836,897	53.91	169,166

Four Seasons Hotels Inc.

notes to consolidated financial statements (continued)

Information relating to stock options outstanding at December 31, 2003 was as follows:

	Options outstanding			Options exercisable
		Weighted	Weighted		Weighted
		average	average		average
	Options	remaining	exercise	Options	exercisable
Range of exercise prices	outstanding	contractual life	price	exercisable	price
$11.37 – $ 28.10	499,312	1.5 years	$18.21	498,195	$18.23
$30.00 – $ 40.51	697,800	4.5 years	33.82	568,200	33.23
$44.67 – $ 53.28	2,413,543	5.7 years	49.33	971,358	48.72
$54.95 – $ 70.19	1,165,126	7.4 years	61.85	354,577	59.54
$70.89 – $108.14	1,061,116	6.8 years	85.60	240,020	85.42

$11.37 – $108.14	5,836,897	5.7 years	53.91	2,632,350	44.41

Effective January 1, 2003, the Corporation prospectively adopted the new recommendations of CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments.” As a result, $893,000 in stock option expense was recorded by the Corporation for stock options granted in 2003 (note 1(k)).

(b) Earnings per share

Basic earnings per share is calculated by dividing net earnings by the weighted average number of VMVS and LVS outstanding during the year. Potentially issuable LVS are excluded from the calculation of basic earnings per share, but are included in the calculation of diluted earnings per share by application of the “treasury stock method,” which takes into account the dilution relating to LVS issuable under the Corporation’s stock option plan, and by application of the “if-converted method,” which takes into account the dilution relating to the conversion of the Corporation’s convertible notes. During 2003 and 2002, no convertible notes were redeemed by the issuance of LVS. FSHI has the option to acquire for cash rather than LVS any conversion or put right under the convertible note indenture (note 9(a)).

A reconciliation of the net earnings and weighted average number of VMVS and LVS used to calculate basic earnings per share and diluted earnings per share is as follows:

	2003		2002
	Net earnings	Shares	Net earnings	Shares
Basic earnings per share:
Net earnings and number of shares	$5,384	34,996,389	$21,231	35,051,619
Effect of assumed dilutive conversions:
Stock option plan	—	870,135	—	1,118,953

Diluted earnings per share:
Net earnings and number of shares	$5,384	35,866,524	$21,231	36,170,572

(c) Equity adjustment from foreign currency translation

The increase in the “Equity adjustment from foreign currency translation” during 2003 and 2002 was primarily caused by changes in the exchange rates used to translate the Corporation’s net investment in foreign self-sustaining subsidiaries.

Four Seasons Hotels Inc.

consolidated financial statements

11. Foreign exchange gain (loss)

During 2003, the Corporation recorded a net foreign exchange loss of $14,703 (2002 – net foreign exchange gain of $5,036), which is included in “Other expense, net.” The net foreign exchange loss in 2003 and the net foreign exchange gain in 2002 related to the foreign currency translation gains and losses on unhedged net asset and liability positions, primarily in US dollars, euros, pounds sterling and Australian dollars, and foreign exchange gains and losses incurred by the Corporation’s foreign self-sustaining subsidiaries.

As at December 31, 2003, the Corporation ceased designating its US dollar forward contracts as hedges of its 2004 US dollar revenues. These contracts were entered into during 2002 and all will mature during 2004. Any foreign exchange gains, deferred prior to January 1, 2004, will continue to be deferred and will be recognized in 2004 as an increase of revenues.

12. Commitments and contingencies

(a) Lease commitments

The Corporation has entered into lease agreements for certain hotel properties and corporate offices for periods up to the year 2054. The lease terms may be extended by the Corporation under renewal options for periods up to the year 2069.

(i) Future minimum lease payments for The Pierre in New York, Four Seasons Hotel Vancouver and certain corporate offices (but exclusive of any contingent rentals, occupancy costs, and lease commitments relating to Four Seasons Hotel Berlin and Four Seasons Hotel London, which are discussed below), are as follows:

2004	$10,342
2005	9,895
2006	9,195
2007	8,950
2008	8,845
Subsequent to 2008	45,245

$92,472

The Corporation has provided a US $5,000 letter of credit to support its obligations under the lease at The Pierre in New York.

(ii) The lease agreement for Four Seasons Hotel Berlin was transferred to the Corporation effective January 1, 1999. The lease is for an initial 20-year term with 10 five-year renewals at the Corporation’s option. The future minimum lease payments of approximately €87 million ($142,005 in aggregate, or approximately $9,000 per year) are to be paid out of the hotel’s operations. To the extent that the hotel is unable to pay these commitments, the Corporation’s obligation to fund any shortfall is limited to approximately €11 million. As at December 31, 2003, this obligation was fully funded. However, the landlord may terminate the lease in the first quarter of 2004.

(iii) The Corporation is the tenant of the land and premises constituting Four Seasons Hotel London pursuant to the terms of a lease (the “FS Lease”) expiring on January 28, 2054. The leasehold interest of the Corporation in the hotel is a continuing obligation which survived the sale by the Corporation of its ownership interest in the hotel in 1995. The Corporation has entered into a sublease of the hotel with the entity (the “Sub-Tenant”) on whose behalf the Corporation manages the hotel. The annual rent payable by the Corporation under the FS Lease is currently £3.9 million. The same amount of annual rent is payable by the Sub-Tenant to the Corporation pursuant to the sublease and is payable out of the operating accounts of the hotel. Indirectly, the Corporation now holds a 12.5% ownership interest in the Sub-Tenant.

Four Seasons Hotels Inc.

notes to consolidated financial statements (continued)

Pursuant to the arrangements relating to the ownership of the Sub-Tenant, the Corporation would be required to fund its proportionate 12.5% share of any amounts required to ensure that the Sub-Tenant honoured all of the obligations necessary for the operation of the hotel, including the sublease payments, to the extent the majority shareholder makes payment of its proportionate share of such amounts. The Corporation has not been required either to make payment of any amount of rent under the FS Lease that has not first been paid to the Corporation under the sublease or to fund any amounts under the terms of the ownership arrangements relating to the Sub-Tenant. Historically, hotel operating cash flow has been more than sufficient to meet the rent obligation. In the event of a non-payment of rent under the sublease, the Corporation would be entitled to forfeit the sublease. The ongoing management of the hotel by the Corporation is subject to a non-disturbance agreement with the senior lender of the Sub-Tenant. Future minimum lease payments of the hotel, exclusive of any contingent rentals and occupancy costs, are as follows:

2004	$8,871
2005	8,986
2006	9,101
2007	9,217
2008	9,226
Subsequent to 2008	415,948

$461,349

(b) Pension commitments

The Corporation maintains a multi-employer non-contributory defined benefit pension plan (the “Plan”) on behalf of the Corporation and the owners of certain managed hotels. The Plan provides pension benefits for certain senior executives of the Corporation and hotel general managers, based on years and level of service and annual salary.

Information relating to the Plan for the years ended December 31, 2003 and 2002 based on projections of employees’ compensation levels to the date of retirement were as follows:

	2003	2002
Accrued benefit obligation, beginning of year	$52,092	$51,319
Change in accrued benefit obligation:
Service cost	1,863	1,801
Interest cost	3,610	3,325
Benefits paid	(951)	(951)
Actuarial loss (gain)	4,054	(3,402)

Accrued benefit obligation, end of year	60,668	52,092
Unamortized actuarial loss for changes in assumptions	(6,189)	(2,135)

Accrued benefit liability, end of year, before allocation	54,479	49,957
Portion allocated to managed properties	(24,987)	(22,058)

Accrued benefit liability, end of year, after allocation	$29,492	$27,899

During 2002 and part of 2003, the accrued benefit liability was financed by life insurance policies on the lives of certain of the participants in the Plan. During 2003, most of the policies were liquidated for cash proceeds generally equal to its carrying value. In 2002, the Corporation recorded a loss relating to the decline in the market value of the cash surrender value of these policies in 2002 of $1,360, which is included in “Other expense, net.”

Four Seasons Hotels Inc.

consolidated financial statements

	2003	2002
Assumptions as of December 31:
Discount rates – benefit obligation	6.50%	6.75%
Discount rates – benefit expense	6.75%	6.75%
Rates of increase in compensation levels	3.00%	3.00%

Components of benefit expense before allocation:
Service cost	$1,863	$1,801
Interest cost	3,610	3,325

Benefit expense before allocation	5,473	5,126
Portion allocated to managed properties	(2,803)	(2,508)

Benefit expense after allocation	$2,670	$2,618

2003 sensitivity of key assumptions, after allocation:

	Change in	Change in
	obligation	expense
Impact of 0.25% change in discount rate assumption	$148	$36
Impact of 0.25% change in rate of increase in future compensation assumption	142	49

(c) Guarantees, commitments and indemnifications

In February 2003, the CICA issued Accounting Guideline No. 14, “Disclosure of Guarantees” (“AcG-14”), which requires entities to disclose certain “guarantees,” as defined in AcG-14. Under this definition, guarantees include contracts where an entity may be required to make payments to a counterparty based on changes in the value of an asset, liability or equity security that the counterparty holds. This definition also includes contracts under which an entity may be required to make payments if a third party fails to perform under the terms of a contract and contracts under which an entity provides indirect guarantees of the indebtedness of another party.

(i) Guarantees and commitments

As at December 31, 2003, the Corporation has provided certain guarantees and has other commitments in connection with the hotels under management. These include three bank guarantees in respect of three projects totalling a maximum of $29,100. The Corporation has lease commitments in respect of Four Seasons Hotel London, which are more fully described in note 12(a)(iii), and Four Seasons Hotel Prague of approximately €700. In addition, the Corporation has three other commitments totalling $7,800. The Corporation also has guaranteed certain obligations of various directors, officers and employees in the amount of $384, all of which were entered into before 2002.

To the extent it is called upon to honour any one of these commitments, the Corporation generally has either the right to be repaid from hotel operations and/or has various forms of security or recourse to the owner of the property. The Corporation does not anticipate funding any amount pursuant to these commitments during 2004, and no amount has been recorded in the consolidated financial statements in respect of these commitments. The Corporation’s assessment of its potential liability for such matters could change as a result of, among other things, the associated risks and uncertainties.

(ii) Disposition indemnification arrangements

In connection with the sale of all or a part of its interest in a property, the Corporation and its subsidiaries may agree to indemnify against claims relating to breaches of specific covenants or representations and warranties. The maximum amount of the indemnification in these transactions is generally limited to the purchase price paid for that interest. The nature of these indemnities prevents the calculation of an exact amount that may be payable to the indemnified parties.

Four Seasons Hotels Inc.

notes to consolidated financial statements (continued)

Also, in the case of two of the Corporation’s dispositions, the Corporation received indemnity agreements in its favour, for its existing guarantee obligations related to the disposed interest that have remained outstanding notwithstanding the disposition. The Corporation believes that the indemnification agreements in its favour will fully indemnify the Corporation for any possible payment under these existing guarantees.

(iii) Director and officer indemnification arrangements

To the extent permitted by law, the Corporation and its subsidiaries indemnify individuals that are, or have been, directors or officers against certain claims that may be made against them as a result of their being, or having been, a director or officer at the request of the Corporation or its subsidiaries. The Corporation has purchased directors’ and officers’ liability insurance that may be available in respect of certain of these claims.

(iv) Other indemnification arrangements

In the ordinary course of their business, the Corporation and its subsidiaries enter into other agreements with third parties that may contain indemnification provisions pursuant to which the parties to the agreements agree to indemnify one another if certain events occur (such as, but not limited to, changes in laws and regulations or as a result of litigation claims or liabilities which arise in respect of tax or environmental matters).

The terms of the Corporation’s indemnification provisions vary based on the contract, which (together with the fact that any amounts that could be payable would be dependent on the outcome of future, contingent events, the nature and likelihood of which cannot be determined at this time) precludes the Corporation from making a reasonable estimate of the maximum potential amount the Corporation and its subsidiaries could be required to pay to counterparties. The Corporation believes that the likelihood that it or its subsidiaries would incur significant liability under these obligations is remote. Historically, the Corporation and its subsidiaries have not made any significant payments under such indemnifications. No amount has been recorded in the consolidated financial statements with respect to these indemnification provisions. The Corporation’s assessment of its potential liability could change in the future as a result of currently unforeseen circumstances.

(d) Other commitments and contingencies

(i) In the ordinary course of its business, the Corporation is named as a defendant in legal proceedings resulting from incidents taking place at hotels owned or managed by it. The Corporation maintains comprehensive liability insurance and also requires hotel owners to maintain adequate insurance coverage. The Corporation believes such coverage to be of a nature and amount sufficient to ensure that it is adequately protected from suffering any material financial loss as a result of such claims.

(ii) A number of the Corporation’s management contracts are subject to certain performance tests which, if not met, could allow a contract to be terminated prior to its maturity. The Corporation generally has various rights to cure any such defaults to avoid termination. In addition, certain management contracts are terminable by the hotel owner on a defined change of control of FSHI.

(iii) The Corporation is currently in dispute with the owner of Four Seasons Hotel Caracas (note 3(c)) over a variety of matters.

13. Fair values of financial instruments

The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced or liquidation sale. These estimates, although based on the relevant market information about the financial instrument, are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

As cash equivalents, current receivables, current accounts payable and certain other short-term financial instruments are all short-term in nature, their carrying amounts approximate fair values.

The fair value of the Corporation’s convertible notes is based on market quotes obtained from one of the Corporation’s financial advisors.

Four Seasons Hotels Inc.

consolidated
financial
statements

Other financial instruments held by the Corporation include long-term receivables due from owners of managed hotels (note 3). The Corporation does not have plans to sell these loans to third parties and expects to realize or settle them in the ordinary course of business. The fair values of these instruments cannot be reasonably estimated because no active and liquid market exists for these instruments, and a market rate of interest (for instruments having similar terms and characteristics) which is required to be used in estimation techniques, such as discounted cash flow analysis, cannot reasonably be determined due to the unusual terms of these instruments.

The Corporation enters into foreign exchange forward contracts that oblige it to buy or sell specific amounts of foreign currencies at set future dates at predetermined exchange rates. Because a significant portion of the Corporation’s revenues is derived in foreign currencies (primarily US dollars) and expenditures incurred by the Corporation for its management operations are denominated primarily in Canadian dollars, the Corporation enters into such contracts from time to time to protect itself in the event of a strengthening Canadian currency. Management estimates future foreign currency cash flows on an ongoing basis, based on its projections of foreign currency-denominated management fees and other transactions. Management negotiates foreign exchange forward contracts in proportion to the magnitude and timing of these cash flows. As at December 31, 2003, the Corporation had sold forward US $50,000 at a weighted average forward exchange rate of 1.61 (2002 – US $107,085 at a weighted average forward exchange rate of 1.60), under 24 forward contracts (2002 – 49 forward contracts) maturing over a 12-month period (2002 – 24-month period). The fair value of foreign exchange forward contracts is estimated from quotes obtained from the Corporation’s counterparties for the same or similar financial instruments.

The fair values of financial instruments are as follows:

	Estimated	Carrying
	fair value	amount
2003:
Convertible notes (a)	$(289,000)	$(273,433)
Foreign exchange forward contracts	15,000	604
2002:
Convertible notes (a)	(307,000)	(283,927)
Foreign exchange forward contracts	(300)	(758)

(a) The carrying amount of the convertible notes includes the amounts allocated to both long-term obligations and shareholders’ equity. It excludes, however, the offering expenses and underwriter’s commission related to the shareholders’ equity component of the notes of $6,861, which are recorded in “Shareholders’ equity.”

14.	Segmented information

The Corporation has two distinct operating segments: management operations and ownership operations. Under its management operations segment, the Corporation generally supervises all aspects of hotel operations on behalf of the hotel owners, including hotel sales and marketing, hotel reservations, hotel accounting, purchasing, budgeting and the hiring, training and supervising of staff. For providing these services, the Corporation typically receives a base fee calculated as a percentage of gross revenues of the hotel. In addition, the Corporation may receive incentive fees based on the operating performance of the hotels. Generally, the hotels’ owners, and not the Corporation, fund substantially all capital expenditures and working capital of the hotels, including all employment and operating costs. This segment also includes the licensing and managing of residential projects and residence clubs. The Corporation is entitled to receive a fee for the use of its brand name in connection with these projects, and for services provided in the oversight of the sales and marketing of the residential projects and residence club units. In addition, the Corporation receives a fee from the owners of the residential projects and residence club units for services provided in the ongoing management of these units.

Four Seasons Hotels Inc.

notes to consolidated financial statements (continued)

Under its ownership operations segment, the Corporation had an equity interest in 12 hotels and resorts and three residence clubs under management and six projects under construction as at December 31, 2003. Earnings are primarily derived from the consolidation of its wholly owned interests in three hotels and distributions from its other equity interests. Generally, the ownership operations segment is subject to greater economic fluctuations than the management operations segment. Ownership earnings can be materially affected by, among other things, changes in travel patterns, local wage rate factors, the level of capital spending that is required to appropriately maintain and renew the hotels, volatility of construction costs, the availability of hotel financing and changes in interest rates. The Corporation structures its ownership interests separately from its management interests so as to enable the Corporation to dispose of ownership interests as sale opportunities arise, without affecting its management interests.

(a)	Consolidated revenues

Revenues have been allocated to specific geographic segments based on the location of each hotel or resort.

	2003			2002
		Ownership			Ownership
		revenues			revenues
	Management	and	Consolidated	Management	and	Consolidated
	revenues	distributions	revenues	revenues	distributions	revenues
United States	$83,022	$76,506	$159,528	$84,636	$88,922	$173,558
Canada/Mexico/ Caribbean/ South America	16,521	26,746	43,267	15,785	31,857	47,642
Europe/Middle East	32,849	20,115	52,964	29,561	21,832	51,393
Asia/Pacific	17,364	—	17,364	17,912	—	17,912

	149,756	123,367	273,123	147,894	142,611	290,505
Less intersegment revenues	(4,752)	—	(4,752)	(5,831)	—	(5,831)

	$145,004	$123,367	$268,371	$142,063	$142,611	$284,674

(b)	Total assets

	2003	2002
United States	$335,375	$377,831
Canada/Mexico/Caribbean/South America	290,098	243,233
Europe/Middle East	220,666	238,249
Asia/Pacific	100,521	132,078

	$946,660	$991,391

15.	Reconciliation to United States Generally Accepted Accounting Principles

The consolidated financial statements of the Corporation for the years ended December 31, 2003 and 2002 have been prepared in accordance with generally accepted accounting principles as applied in Canada (“Canadian GAAP”). In the following respects, generally accepted accounting principles as applied in the United States (“US GAAP”) differ from those applied in Canada.

Four Seasons Hotels Inc.

consolidated
financial
statements

If US GAAP were employed, net earnings would be adjusted as follows:

	2003	2002
Net earnings based on Canadian GAAP	$5,384	$21,231
Impact on net earnings of US GAAP adjustments:
Hotel partnerships, ventures and corporations (a)	(3,966)	(7,782)
Hotel disposition program (b)	—	552
Future income taxes (c)	(7,596)	(1,785)
Convertible notes (d)	(4,909)	(5,614)
Deferred charges (e) and (j)	(3,861)	(867)
Foreign exchange translation (h)	53,770	7,752
Pension plan (i)	(488)	(507)
Stock compensation expense (o)	893	—

Earnings before impact of change in accounting policy based on US GAAP	39,227	12,980
Cumulative effect of change in accounting policy, net of income tax recovery in 2002 of $486 (j)	—	(18,967)

Net earnings (loss) based on US GAAP	$39,227	$(5,987)

Basic earnings (loss) per share based on US GAAP:
Earnings before impact of change in accounting policy	$1.12	$0.37
Cumulative effect of change in accounting policy	—	(0.54)

Net earnings (loss)	$1.12	$(0.17)

Diluted earnings (loss) per share based on US GAAP:
Earnings before impact of change in accounting policy	$1.09	$0.37
Cumulative effect of change in accounting policy	—	(0.54)

Net earnings (loss)	$1.09	$(0.17)

Weighted average shares – basic	34,996,389	35,051,619

Weighted average shares – diluted	35,982,715	36,170,572

The impact of the US GAAP differences discussed above on the Corporation’s consolidated shareholders’ equity is as follows:

	2003	2002
Shareholders’ equity based on Canadian GAAP	$765,507	$801,208
Impact on shareholders’ equity of US GAAP adjustments:
Hotel partnerships, ventures and corporations (a)	(78,870)	(67,056)
Hotel disposition program (b)	27,842	27,842
Future income taxes (c)	(313)	7,283
Convertible notes (d)	(214,270)	(211,062)
Deferred charges (e) and (j)	(31,448)	(26,950)
Foreign exchange translation (h)	52,996	927
Pension plan (i)	4,231	4,719

Shareholders’ equity based on US GAAP	$525,675	$536,911

Four Seasons Hotels Inc.

notes to consolidated financial statements (continued)

(a)	Investments in hotel partnerships, ventures and corporations

(i) The Corporation has minority interests (generally less than 20%) in certain hotel partnerships and ventures which, under Canadian GAAP, the Corporation accounts for on a cost basis (note 1(f)). Under US GAAP (AICPA Statement of Position 78-9, “Accounting for Investments in Real Estate Ventures”), the Corporation is required to account for its investments in these hotel partnerships and ventures using the equity method of accounting, pursuant to which the Corporation records in income its proportionate share of the investee’s net earnings or loss.

(ii) Under Canadian GAAP, the Corporation accounts for its investments in hotel partnerships and corporations, which were acquired prior to May 1, 2003 with the intention that they be disposed of in the foreseeable future, by the cost method, irrespective of its percentage ownership interest (note 1(f)). Under US GAAP, effective January 1, 2002, the Corporation accounts for these temporary investments based on its percentage ownership interest for each investment, as the Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“FAS 144”) eliminated the exception to consolidate a temporary controlled subsidiary. As a result, the Corporation has consolidated one temporary investment (2002 – one) and has equity accounted one temporary investment (2002 – two).

Summarized balance sheet information of the equity method investments, presented on a 100% basis, is as follows:

	2003	2002
Current assets	$70,319	$137,356
Long-term assets, net	498,376	712,001

	$568,695	$849,357

Current liabilities	$231,919	$235,503
Long-term obligations and other	268,647	504,853
Equity	68,129	109,001

	$568,695	$849,357

Summarized results of operations of the equity method investments, presented on a 100% basis, are as follows:

	2003	2002
Revenues	$234,757	$346,038
Expenses	(252,233)	(396,930)

Net loss	$(17,476)	$(50,892)

The proportionate taxable income or loss of all hotel partnerships and ventures is included in the taxable income of their respective partners. Accordingly, no provisions for income taxes on such entities are included in the above statements.

(b)	Hotel disposition program

In November 1993, the Corporation implemented a program to dispose of seven hotel properties. Under Canadian GAAP, this hotel disposition program represented the disposition of a significant portion of the Corporation’s Ownership Operations segment; accordingly, in both 1993 and 1994, the Corporation made an estimate as to whether it would realize a net gain or loss on the program in total. As a result, in 1993, the Corporation recorded a provision of $127,000 for the estimated probable loss on the sale of the hotels included in the hotel disposition program. The program ended in 1996, and the total net proceeds received by the Corporation, resulting from the dispositions of the hotels included in the program, approximated the proceeds estimated in 1993; therefore, the program required no further gain or loss to be recorded.

Four Seasons Hotels Inc.

consolidated
financial
statements

Under US GAAP, the Corporation was required to account for the hotels remaining in the program as individual assets held for sale. This resulted in the requirement under US GAAP to record, in 1994, a further provision for loss on certain of the hotels remaining in the program, with the offsetting gains on other hotels recorded when the gains were realized. On the sale by the Corporation of its equity interest in one of its hotels in 1995, $27,813 of the gain was deferred for US GAAP purposes, and will be recognized in proportion to the cash payments received on the cash flow bond received as consideration on the sale (note 3(a)). The Corporation did not recognize any of the deferred gain in 2003 (2002 – $552). As at December 31, 2003, $21,345 of the gain continues to be deferred.

(c)	Accounting for future income taxes

The income tax adjustment from Canadian to US GAAP results from the differences between US GAAP and Canadian GAAP in calculating earnings before income taxes.

The Corporation has made no provision for income taxes, or additional foreign taxes, on the cumulative unremitted earnings of foreign subsidiaries, which were $151,407 as at December 31, 2003, because the Corporation considers these earnings to be permanently invested. These earnings could become subject to additional taxes if remitted as dividends or if the Corporation sells its interests in the affiliates. The Corporation cannot practically estimate the amount of additional taxes that might be payable on the unremitted earnings.

The provision for income taxes, on a Canadian GAAP basis, consists of:

	2003	2002
Current:
Federal	$1,588	$(1,852)
Provincial	—	(448)
Foreign	(3,983)	(3,443)

	(2,395)	(5,743)
Future:
Federal	(3,543)	(900)
Provincial	(917)	(218)
Foreign	—	—

	(4,460)	(1,118)

Increase in future income tax assets (Canada)	230	157

	$(6,625)	$(6,704)

(d)	Convertible notes

During 1999, FSHI issued US $655,519 principal amount at maturity (September 23, 2029) of notes convertible into Limited Voting Shares of FSHI for gross proceeds of US $172,500 (note 9(a)). Under Canadian GAAP, the notes are bifurcated into a debt component (representing the present value of a zero coupon bond of US $655,519, maturing in 2029, yielding 9% per annum, compounding semi-annually) and an equity component (representing the value of the conversion feature of the notes). Accordingly, net proceeds were originally allocated $68,902 to long-term obligations and $178,574 to shareholders’ equity. The offering expenses and underwriter’s commission relating to the debt component of the notes of $2,549 were recorded in “Other assets.”

Under US GAAP, gross proceeds of US $172,500 were recorded as long-term obligations, with a yield to maturity of 4.5%, compounding semi-annually. The total offering expenses and underwriter’s commission relating to the notes of $9,410 were recorded in “Other assets.” Accordingly, additional interest expense of $4,909 (2002 – $5,614) was recognized under US GAAP.

In addition, under Canadian GAAP, at December 31, 2003 the Corporation classifies the debt component of the notes as a long-term obligation. Under US GAAP, in accordance with Statement of Financial Accounting Standards No. 6, “Classification of Short-Term Obligations Expected to Be Refinanced,” the notes would be classified as a current liability at December 31, 2003.

Four Seasons Hotels Inc.

notes to consolidated financial statements (continued)

(e)	Deferred charges

The Corporation defers expenditures directly related to the negotiation, structuring and execution of new management contracts, and if the property is opened, amortizes these deferred costs on a straight-line basis over a 10-year period (note 1(h)). Under US GAAP, such start-up costs are expensed.

(f)	Investment in management contracts, investment in trademarks and trade names, and other assets

On a Canadian GAAP basis, amortization expense of approximately $7,000 related to intangible assets with finite lives was recorded during each of the years ended December 31, 2003 and 2002. Amortization expense relating to these assets is expected to be $7,000 in each of the fiscal years 2004 through 2008.

(g)	Accounts payable and accrued liabilities

Accounts payable and accrued liabilities on a Canadian GAAP basis consist of:

	2003	2002
Trade accounts payable	$20,772	$21,532
Payroll and employee benefits	16,941	18,213
Accrued sales, marketing and advertising	4,109	5,265
Taxes payable	8,631	4,647
Dividends payable	1,833	1,809
Other accruals	8,759	9,663

	$61,045	$61,129

(h)	Foreign exchange translation

(i) Under US GAAP, Statement of Financial Accounting Standards No. 133 (“FAS 133”), “Accounting for Derivative Instruments and Hedging Activities,” establishes accounting and reporting standards for derivatives and hedging. It requires that all derivatives be recognized as either assets or liabilities at fair value and establishes specific criteria for the use of hedging accounting.

The only significant impact on the Corporation in 2003 and 2002 was the mark-to-market of the Corporation’s US dollar forward exchange contracts. For US GAAP purposes, these forward exchange contracts have not been accounted for as hedges; therefore, the mark-to-market adjustments are recognized in income. Under Canadian GAAP, these forward exchange contracts were accounted for as hedges. This difference resulted in an additional foreign exchange gain, in 2003, under US GAAP, of $14,024 (2002 – $6,051).

(ii) Under US GAAP, the US dollar amount of convertible notes allocated to long-term obligations is higher than under Canadian GAAP (d). The US dollar monetary liabilities are, therefore, higher under US GAAP, which resulted in an increase in the foreign exchange gain in 2003, under US GAAP of $39,746 (2002 – $1,701).

(i)	Pension plan

Under Canadian GAAP, the Corporation, effective January 1, 2000, changed its accounting policy relating to the accounting for future employee benefits, including pension benefits, to comply with the new Canadian GAAP standard for accounting for pension plans. The Corporation adopted the new standard for pension benefits retroactively, without restating the financial statements of prior periods. This eliminated substantially all of the differences between US and Canadian GAAP relating to the accounting for pension benefits.

The only remaining significant difference between US and Canadian GAAP relates to the treatment of actuarial gains and losses. Under Canadian GAAP, the transitional provisions relating to the new Canadian GAAP standard for accounting for pension plans

Four Seasons Hotels Inc.

consolidated
financial
statements

permitted the impact of the change of the new standard to be accounted for retroactively, without restatement of prior years’ financial statements. As a result, the Corporation recorded in 2000 a charge to retained earnings, representing the differences between the amount accrued by the Corporation under the prior accounting standard and the actuarial obligation as measured under the new standard, which included the net unamortized actuarial losses as at December 31, 1999. Under US GAAP, the net unamortized actuarial losses as at December 31, 1999 are amortized, on a straight-line basis, over the expected average remaining service life of employees expected to receive benefits under the Plan.

(j)	Change in accounting policy for intangible assets

Effective January 1, 2002, the Corporation adopted the new accounting standard for goodwill and other intangible assets, as established in Statement of Financial Accounting Standards No. 142 (“FAS 142”). The new standard is substantially the same as the new accounting standard under Canadian GAAP, Section 3062, “Goodwill and Other Intangible Assets,” which was also effective January 1, 2002, except with respect to implementation. Under US GAAP, the impact of the change in the accounting standard is recorded as a charge to net earnings, while under Canadian GAAP, the impact of the change is recorded as an adjustment to retained earnings.

The only other significant difference was that, under Canadian GAAP, the net book value of the investment in the rights to the Regent trade name included deferred charges of $7,589, which were previously expensed under US GAAP (Note 15 (e)). As a result, the decrease to retained earnings recorded in 2002 under Canadian GAAP of $26,366 (net of income taxes of $676), due to the accounting change, was recorded as a charge to net earnings under US GAAP, net of the adjustment related to deferred charges of $7,399 (net of income taxes of $190).

(k)	New accounting standards adopted in 2003

(i) Accounting for costs associated with exit or disposal activities

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146 (“FAS 146”), which provides guidance on the accounting for costs associated with exit or disposal activities. FAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, or other exit or disposal activity. FAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The implementation of FAS 146 in 2003 did not have a material impact on the consolidated financial statements of the Corporation.

In March 2003, the Emerging Issues Committee (“EIC”) of The Canadian Institute of Chartered Accountants (“CICA”) issued Abstracts EIC-134, “Accounting for Severance and Termination Benefits” and EIC-135, “Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring),” which contains, in part, accounting requirements substantially the same as FAS 146.

(ii) Disposal of long-lived assets and discontinued operations

In December 2002, the CICA issued Section 3475, “Disposal of Long-Lived Assets and Discontinued Operations,” which applies to disposal activities initiated on or after May 1, 2003. This new section establishes standards for the recognition, measurement, presentation and disclosure of the disposal of long-lived assets. It also establishes standards for the presentation and disclosure of discontinued operations, whether or not they include long-lived assets. Under Section 3475, assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet. Section 3475 replaced the disposal provisions of Section 3061, “Property, Plant and Equipment,” and Section 3475, “Discontinued Operations.” The implementation of Section 3475 in 2003 did not have a material impact on the consolidated financial statements of the Corporation. As a result of the new standard, the method of accounting for the disposal of long-lived assets and discontinued operations under Canadian GAAP is substantially the same as under US GAAP (in accordance with FAS 144).

Four Seasons Hotels Inc.

notes to consolidated financial statements (continued)

(iii) Accounting for and disclosure of guarantees

In January 2003, the CICA issued Accounting Guideline No. 14, “Disclosure of Guarantees” (“AcG-14”), and in November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others” (“FIN 45”). AcG-14 and FIN 45 elaborate on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The disclosure requirements of AcG-14 and FIN 45 were effective January 1, 2003 and the Corporation has incorporated the disclosure requirements in its consolidated financial statements (note 12(c)).

FIN 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of FIN 45 are applicable to guarantees issued or modified after December 31, 2002. The application of FIN 45 in 2003 did not have an impact on the consolidated financial statements.

(iv) Accounting for asset retirement obligations

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (“FAS 143”). FAS 143 requires companies to record the fair value of an asset retirement obligation as a liability in the year in which they incur a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. Companies are also required to record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Corporation was required to adopt FAS 143 on January 1, 2003. The implementation of FAS 143 in 2003 had no impact on the consolidated financial statements of the Corporation.

(l)	Recent accounting standards issued but not yet adopted

(i) Impairment of long-lived assets

In December 2002, the CICA issued Section 3063, “Impairment of Long-Lived Assets.” This new section establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets, and replaces the write-down provisions of Section 3061, “Property, Plant and Equipment.” In accordance with Section 3063, long-lived assets, such as property, plant and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Section 3063 is effective for fiscal years beginning on or after April 1, 2003. Application is prospective with earlier adoption encouraged. The Corporation does not expect that the implementation of Section 3063 will have a material impact on its 2004 consolidated financial statements. As a result of the new Canadian standard, the method of accounting for the impairment of long-lived assets under Canadian GAAP will be substantially the same as under US GAAP (in accordance with FAS 144).

(ii) Hedging relationships

In December 2001, the CICA issued an accounting guideline relating to hedging relationships. The guideline establishes requirements for the identification, documentation, designation and effectiveness of hedging relationships, and is effective for fiscal years beginning on or after July 1, 2003. Based on existing derivatives (which all mature by December 31, 2004), the Corporation does not expect that the implementation of this guideline will have a material impact on net earnings in its December 31, 2004 consolidated financial statements (note 11). The implementation of this guideline, however, could have a material impact on the quarterly net earnings of the Corporation in 2004.

Four Seasons Hotels Inc.

consolidated
financial
statements

(iii) Consolidation of variable interest entities

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), and in December 2003 issued FIN 46R, an amendment of FIN 46. In June 2003, the CICA issued Accounting Guideline No. 15, “Consolidation of Variable Interest Entities” (“AcG-15”). FIN 46R and AcG-15 establish criteria to identify variable interest entities (“VIE”) and the primary beneficiary of such entities. Entities that qualify as VIEs must be consolidated by their primary beneficiary. All other holders of significant variable interests in a VIE must disclose the nature, purpose, size and activity of the VIE, as well as their maximum exposure to losses as a result of involvement with a VIE. FIN 46R will be effective for the Corporation for fiscal years beginning after December 31, 2003 for VIEs created before February 1, 2003, but is effective immediately for VIEs created after January 31, 2003. The implementation of FIN 46R did not have an impact on the consolidated financial statements of the Corporation as no VIEs were created after January 31, 2003. AcG-15 is applicable to all VIEs and will be effective for the Corporation for fiscal periods beginning after December 31, 2004. Based on the current interpretations and the analysis completed to date, the Corporation does not believe that it will be required to consolidate any interest.

(iv) Temporary controlled subsidiaries

In December 2002, in conjunction with the issuance of Section 3475 ((k)(ii)), the CICA eliminated the exception from consolidation for a temporary controlled subsidiary, similar to FAS 144. This change is effective for fiscal years beginning on or after October 1, 2004, irrespective of when those investments occurred ((a)(ii)).

(v) Accounting for asset retirement obligations

In March 2003, the CICA issued Section 3110, “Accounting for Asset Retirement Obligations.” Section 3110 is substantially the same as FAS 143 ((k)(iv)), but is not required to be adopted by the Corporation until January 1, 2004. The Corporation does not expect that the implementation of this standard will have a material impact on its consolidated financial statements.

(vi) Revenue recognition

In December 2003, the EIC issued Abstract EIC-141, “Revenue Recognition,” which provides revenue recognition guidance based on the SEC’s Staff Accounting Bulletin 104, “Revenue Recognition.” The guidance in EIC-141 may be applied prospectively, and should be applied to the Corporation’s revenue transactions recognized in 2004. The Corporation does not expect that the application of this Abstract will have a material impact on its 2004 consolidated financial statements. Also in December 2003, the EIC issued Abstract EIC-142, “Revenue Arrangements with Multiple Deliverables,” which is based on EITF 00-21, “Revenue Arrangements with Multiple Deliverables,” issued by the FASB’s Emerging Issues Task Force, and addresses accounting for arrangements where an enterprise will perform multiple revenue generating activities. EITF 00-21 and EIC-142 will be effective for the Corporation’s revenue arrangements with multiple deliverables entered into in 2004.

(vii) Canadian Generally Accepted Accounting Principles

In July 2003, the CICA issued Section 1100, “Generally Accepted Accounting Principles,” which explains more clearly what constitutes Canadian GAAP and the sources of Canadian GAAP. The new standard is effective for the Corporation in 2004. The Corporation is currently evaluating the impact of Section 1100 on its 2004 consolidated financial statements.

(m)	Statements of cash provided by operations and cash flows

(i) For Canadian GAAP purposes, the Corporation’s statements of cash provided by operations show intermediate subtotals, and only show the total change in non-cash operating assets and liabilities.

US GAAP does not permit intermediate subtotals in cash provided by operations, and requires the statement to show the details of changes in non-cash operating assets and liabilities. In addition, the above adjustments to US GAAP earnings relating to temporary controlled subsidiaries ((a)(ii)) and deferred charges ((e)) would also affect cash provided by operations, as well as cash used in financing and cash used in capital investments.

Four Seasons Hotels Inc.

notes to consolidated financial statements (continued)

As a result, cash provided by operations would be presented as follows on a US GAAP basis:

	2003	2002
Net earnings (loss) based on US GAAP	$39,227	$(5,987)
Adjustments:
Depreciation and amortization	12,802	12,358
Unrealized foreign exchange gain	(39,067)	(11,608)
Provision for loss	1,552	20,638
Impairment charge relating to intangible assets, net of income tax recovery (j)	—	18,967
Loss on disposal of hotel investments	—	857
Equity in losses of and distributions from hotel investments	2,807	9,992
Minority interest	(472)	901
Future income taxes	11,826	2,746
Other	861	1,008
Change in non-cash working capital:
Accounts and notes receivable	25,178	(7,264)
Inventory	2,961	(6,789)
Prepaid expenses and other assets	1,688	(1,588)
Accounts payable and accrued liabilities	3,758	4,511
Foreign currency translation effect on non-cash working capital	(877)	(4,859)

Cash provided by operations based on US GAAP	$62,244	$33,883

(ii) As a result of the above adjustments, the major captions on the Corporation’s statements of cash flows on a Canadian GAAP basis are reconciled to a US GAAP basis as follows:

	2003	2002
Cash provided by operations based on Canadian GAAP	$66,003	$41,763
Temporary controlled subsidiary	2,706	(3,485)
Deferred charges	(6,465)	(4,395)

Cash provided by operations based on US GAAP	$62,244	$33,883

Cash provided by (used in) financing based on Canadian GAAP	$3,851	$(13,342)
Temporary controlled subsidiary	(5,893)	(4,391)

Cash used in financing based on US GAAP	$(2,042)	$(17,733)

Cash used in capital investments based on Canadian GAAP	$(40,073)	$(74,270)
Temporary controlled subsidiary	4,724	7,108
Deferred charges	6,465	4,395

Cash used in capital investments based on US GAAP	$(28,884)	$(62,767)

Increase (decrease) in cash based on US GAAP	$31,318	$(46,617)

Four Seasons Hotels Inc.

consolidated
financial
statements

(n)	Comprehensive income

Statement of Financial Accounting Standards No. 130 (“FAS 130”) establishes standards under US GAAP for reporting and displaying comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. FAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

FAS 130 requires companies to (i) classify items of other comprehensive income by their nature in a financial statement, and (ii) display the accumulated balance of other comprehensive income separately from capital stock, contributed surplus and retained earnings in the shareholders’ equity section of the balance sheet.

The statements of comprehensive income for the years ended December 31, 2003 and 2002 would be presented as follows on a US GAAP basis:

	2003	2002
Net earnings (loss) based on US GAAP	$39,227	$(5,987)
Other comprehensive income (loss), net of income taxes:
Foreign currency translation gain (loss)	(54,490)	9,341

Comprehensive income (loss) based on US GAAP	$(15,263)	$3,354

The accumulated other comprehensive income balances for the years ended December 31, 2003 and 2002 would be presented as follows on a US GAAP basis:

Balance, December 31, 2001	$24,856
Foreign currency translation gain	9,341

Balance, December 31, 2002	34,197
Foreign currency translation loss	(54,490)

Balance, December 31, 2003	$(20,293)

(o)	Stock-based compensation plan

Statement of Financial Accounting Standards No. 123 (“FAS 123”) provides guidance on the accounting for stock-based compensation plans, such as the Corporation’s stock option plan (note 10(a)). FAS 123 is substantially the same as the CICA standard in effect for the year ended December 31, 2002. The only significant difference is that, under US GAAP, all stock options issued after December 31, 1994 are covered by FAS 123, whereas, under Canadian GAAP, only stock options issued after December 31, 2001 are covered by the CICA standard. As discussed in note 1(k), this CICA standard was amended in 2003.

As allowed by FAS 123, the Corporation has decided to continue to use Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees,” in accounting for its stock option plan for US GAAP purposes. Under Canadian GAAP, stock option expense for all options issued after January 1, 2003 is recorded in compensation expense (notes 1(k) and 10(a)).

Four Seasons Hotels Inc.

notes to consolidated financial statements (continued)

For the years ended December 31, 2003 and 2002, had compensation expense for the Corporation’s stock-based compensation plan been determined based on the fair value at the grant dates for stock options issued under the plan after December 31, 1994, the Corporation’s US GAAP net earnings (loss), US GAAP basic earnings (loss) per share and US GAAP diluted earnings (loss) per share would have been adjusted to the pro forma amounts indicated below:

	2003	2002
Net earnings (loss) in accordance with US GAAP, as reported	$39,227	$(5,987)
Deduct pro forma compensation expense	(31,291)	(32,475)

Pro forma net earnings (loss)	$7,936	$(38,462)

Earnings (loss) per share:
Basic, as reported	$1.12	$(0.17)
Basic, pro forma	0.23	(1.10)
Diluted, as reported	1.09	(0.17)
Diluted, pro forma	0.23	(1.10)

(p)	Reimbursable costs

Under Canadian GAAP, the Corporation records the reimbursement of out-of-pocket expenses from managed properties as a reduction of “General and administrative expenses.” Under US GAAP, such reimbursements are characterized as revenue in accordance with EITF 01-14, “Income Statement Characterization of Reimbursements Received for ‘Out-of-Pocket’ Expenses Incurred.”

Four Seasons Hotels Inc.

|     s u m m a r y   h o t e l   o p e r a t i n g   d a t a     |

summary hotel operating data

     The following table provides summary operating data for hotels and resorts under our management in the years shown.

(Unaudited, in US$)	2003	2002	2001	2000	1999
All managed hotels
Worldwide
No. of properties	60 [1]	57	53	48	47
No. of rooms	15,726 [1]	15,433	14,598	14,081	13,779
United States
No. of properties	24	23	23	22	22
No. of rooms	7,145	7,248	7,248	6,971	6,982
Other Americas/Caribbean
No. of properties	9 [1]	8	8	5	5
No. of rooms	1,929 [1]	1,762	1,762	1,341	1,340
Asia/Pacific
No. of properties	14	14	12	13	13
No. of rooms	4,109	4,119	3,619	4,221	4,202
Europe/Middle East
No. of properties	13	12	10	8	7
No. of rooms	2,543	2,304	1,969	1,548	1,255
Managed hotels
(excluding recently opened properties)[2]
Worldwide
No. of properties	50	46	45	42	39
No. of rooms	13,423	12,834	12,744	12,478	11,355
Occupancy[3]	61.9%	64.6%	65.0%	72.6%	69.8%
ADR[4]	$299	$289	$287	$281	$272
RevPAR[5]	$185	$187	$187	$204	$190
Gross operating margin[6]	26.7%	30.0%	32.1%	36.3%	35.5%
United States
No. of properties	22	22	22	21	20
No. of rooms	6,800	6,971	6,971	6,761	6,348
Occupancy[3]	67.6%	66.7%	67.1%	76.8%	74.9%
ADR[4]	$331	$321	$331	$334	$317
RevPAR[5]	$224	$214	$222	$256	$237
Gross operating margin[6]	24.9%	28.0%	30.8%	36.4%	36.2%
Other Americas/Caribbean
No. of properties	7	5	4	4	3
No. of rooms	1,534	1,341	1,145	1,145	1,004
Occupancy[3]	56.1%	63.8%	64.3%	67.6%	68.4%
ADR[4]	$271	$261	$220	$212	$181
RevPAR[5]	$152	$167	$141	$143	$124
Gross operating margin[6]	26.7%	30.9%	30.5%	29.8%	33.0%

F o u r   S e a s o n s   H o t e l s   I n c .

|     s u m m a r y   h o t e l   o p e r a t i n g   d a t a   ( c o n t i n u e d )     |

(Unaudited, in US$)	2003	2002	2001	2000	1999
Asia/Pacific
No. of properties	11	10	11	12	11
No. of rooms	3,149	2,715	3,080	3,682	3,132
Occupancy[3]	56.6%	63.9%	61.3%	66.2%	59.9%
ADR[4]	$165	$164	$163	$179	$174
RevPAR[5]	$93	$105	$100	$119	$104
Gross operating margin[6]	29.5%	33.7%	35.5%	36.7%	33.1%
Europe/Middle East
No. of properties	10	9	8	5	5
No. of rooms	1,940	1,807	1,548	890	871
Occupancy[3]	55.3%	58.4%	62.9%	73.3%	68.7%
ADR[4]	$403	$380	$368	$314	$321
RevPAR[5]	$223	$222	$231	$230	$221
Gross operating margin[6]	31.4%	34.6%	36.2%	39.8%	37.0%

[1]	Since December 31, 2003, we have commenced management of Four Seasons Resort Costa Rica, which has 153 rooms and is not reflected in this table.

[2]	Includes hotels and resorts that were fully open under our management throughout a particular year and during the last quarter of the prior year. This data is used when information for more than two years is provided.

[3]	Occupancy percentage is the total number of rooms occupied divided by the total number of rooms available.

[4]	ADR is the average daily room rate per room occupied.

[5]	RevPAR is defined as average room revenue per available room. RevPAR is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. RevPAR is the most commonly used measure in the lodging industry to measure the period-over-period performance of comparable properties.

[6]	Gross operating margin represents gross operating profit as a percentage of gross operating revenue.

F o u r   S e a s o n s   H o t e l s   I n c .

|     m a n a g e m e n t   c o m m i t t e e     |

management committee

F o u r   S e a s o n s   H o t e l s   I n c .

|     c o r p o r a t e   d i r e c t o r y     |

Directors

Brent Belzberg
Managing Partner
Torquest Partners Inc.

H. Roger Garland
Corporate Director

Nan-b de Gaspé Beaubien
Co-Chair, Business Families
Foundation and
Co-Chair, Philbeau Company

Charles S. Henry
President
Hotel Capital Advisers, Inc.

Heather Munroe-Blum
Principal and Vice Chancellor
McGill University

Ronald W. Osborne
Corporate Director

J. Robert S. Prichard
President and CEO
Torstar Corporation

Lionel H. Schipper
President
Schipper Enterprises Inc.

Anthony Sharp
President
AD Sharp Development, Inc.

Isadore Sharp

Benjamin Swirsky
Chairman and
Chief Executive Officer
Beswir Properties Inc.

Shuichiro Tamaki
Executive Vice President
Japan–Mexico Hotel
Investment Co., Ltd.

Simon M. Turner
Principal
Hotel Capital Advisers, Inc.

Honorary Past Directors

Edmond M. Creed
Retired Executive

Frederick Eisen
President and CEO
The Eisen Corporation

Murray B. Koffler
Partner
The Koffler Group

Max Sharp
Retired Executive

Officers

Isadore Sharp
Chairman and
Chief Executive Officer

Wolf H. Hengst
President
Worldwide Hotel Operations

Douglas L. Ludwig
Chief Financial Officer
Executive Vice President
and Treasurer

Craig O. Reith
Vice President Finance
and Assistant Treasurer

Kathleen Taylor
President
Worldwide Business Operations

Randolph Weisz
Executive Vice President
General Counsel and Secretary

Sarah Cohen
Vice President
Corporate Counsel and
Assistant Secretary

Corporate Vice Presidents

Deborah Brown
Vice President,
Human Resources,
North America

Sarah Cohen
Vice President
Corporate Counsel

David B. Crowl
Vice President,
Sales and Marketing,
Europe, Middle East and Africa

John Davison
Senior Vice President
Residence Clubs

Mike Duwaji
Senior Vice President
Finance, Operations

Stuart Fearnley
Senior Vice President,
Design and Construction

Charles J. Ferraro
Senior Vice President,
Operations

Chris Garland
Vice President
Finance, Operations

Ivan Goh
Senior Vice President,
Rooms

Susan J. Helstab
Senior Vice President,
Corporate Marketing

Barbara Henderson
Vice President,
Taxation and Investor Relations

Peter Hodgson
Vice President,
Corporate Planning

Thomas Hubler
Vice President,
Sales, North America

Michael Hwu
Vice President,
Management Information
Systems

Paul Iacovino
Vice President,
Sales and Marketing, Asia Pacific

Neil Jacobs
Senior Vice President,
Operations, Asia Pacific

Dana Kalczak
Vice President,
Design and Construction

Alfons E. Konrad
Senior Vice President,
Food and Beverage

Steve Lambert
Vice President,
Finance and Administration
Residence Clubs

John MacKinnon
Vice President,
Design and Construction

Roy A. Paul
Senior Vice President,
Development

Craig O. Reith
Vice President,
Finance

Jonathan Sicroff
Vice President,
Hotel Marketing

Michele Sweeting
Senior Vice President,
Design and Procurement

Sandra Ward
Senior Vice President,
Human Resources

Scott Woroch
Senior Vice President,
Business Development, Asia Pacific

Regional Vice Presidents

Marcos Bekhit
Four Seasons Istanbul

John Brennan
Four Seasons Dublin

Stan Bromley
Four Seasons San Francisco

Robert Cima
Four Seasons Philadelphia

Ignacio Gomez
Four Seasons Miami

Thomas Gurtner
Four Seasons Newport Beach

Christopher Hart
Four Seasons Toronto

Andrew Humphries
Four Seasons Amman

Christopher Hunsberger
Four Seasons Washington, D.C.

Didier LeCalvez
Four Seasons George V Paris

William Mackay
Four Seasons Hong Kong

Christopher Norton
Four Seasons Singapore

Didier Picquot
Four Seasons Bangkok

Craig Reid
Four Seasons Dallas

John Stauss
Four Seasons London

Thomas Steinhauer
Four Seasons Maui

F o u r   S e a s o n s   H o t e l s   I n c .

|     c o r p o r a t e   d i r e c t o r y     |

Corporate Offices

Four Seasons Hotels and Resorts
1165 Leslie Street
Toronto, Ontario
Canada M3C 2K8
Telephone: (416) 449-1750
FAX: (416) 441-4374
Web site address:
www.fourseasons.com

Annual Meeting

The Annual Meeting of Shareholders will be held at 10:00 a.m. on Wednesday, May 12, 2004 in the Regency Ballroom, Four Seasons Hotel Toronto, 21 Avenue Road, Toronto, Ontario, Canada.

Stock Listings

The Toronto Stock Exchange
Stock Ticker Symbol: FSH
New York Stock Exchange
Stock Ticker Symbol: FS

Dividend Information

11 cents per Limited Voting Share and 5.5 cents per Variable Multiple Voting Share per annum paid semi-annually in January and July

Transfer Agent and Registrar

Computershare Trust Company
of Canada
Halifax, Montreal, Toronto,
Winnipeg, Calgary, Vancouver

Computershare Trust
Company, Inc.
New York

Auditors

KPMG LLP

Shareholder Information

Barbara Henderson,
Vice President, Taxation and
Investor Relations
(416) 441-4329
e-mail: investors@fourseasons.com

Reservations Information

For reservations at
Four Seasons Hotels and Resorts, please call
toll-free:
(800) 268-6282 in Canada
(800) 332-3442 in the
United States

Or visit our web site at
www.fourseasons.com

For reservations at
Regent International Hotels,
please call toll-free:
(800) 545-4000 in
Canada and the United States

DESIGN: BRYAN MILLS GROUP     WWW.BRYANMILLS.COM

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